E-FILED
1/2/2018 4:26 PM
Clerk of Court
Superior Court of CA,
County of Santa Clara
17CV307054
Reviewed By: R. Walker
Envelope:1099793

MARK C. MOLUMPHY (SBN 168009)
mmolumphy@cpmlegal.com
ALEXANDRA P. SUMMER (SBN 266485)
asummer@cpmlegal.com
STEPHANIE D. BIEHL (SBN 306777)
sbiehl@cpmlegal.com
COTCHETT, PITRE & McCARTHY, LLP
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone: (650) 697-6000

FRANCIS A. BOTTINI, JR. (SBN 175783)
fbottini@bottinilaw.com
ALBERT Y. CHANG (SBN 296065)
achang@bottinilaw.com
YURY A. KOLESNIKOV (SBN 271173)
ykolesnikov@bottinilaw.com
BOTTINI & BOTTINI, INC.
7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone: (858) 914-2001

Co-Lead Counsel for Plaintiffs

[Additional Counsel Appear On Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

IN RE YAHOO! INC. SHAREHOLDER LITIGATION	Lead Case No.: 17-CV-307054
———————————————————	(REDACTED)-VERIFIED AMENDED CONSOLIDATED SHAREHOLDER CLASS ACTION AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTIES, INSIDER TRADING, UNJUST ENRICHMENT, AND CORPORATE WASTE
THIS DOCUMENT RELATES TO:	
ALL ACTIONS	
	[CONDITIONALLY LODGED UNDER SEAL, CRC, RULE 2.550(b)(3)]
	Judge: Honorable Brian C. Walsh
	Department: D1
	DEMAND FOR JURY TRIAL

TABLE OF CONTENTS

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Plaintiffs Patricia Spain, the LR Trust, Harold Litwin, and Plumbers and Pipefitters National Pension Fund ("Plaintiffs"), by and through their undersigned attorneys, submit this Verified Amended Consolidated Shareholder Class Action and Derivative Complaint against certain directors and officers of nominal defendant Yahoo! Inc. ("Yahoo" or the "Company") in connection with their breaches of fiduciary duties and against Verizon Communications, Inc. ("Verizon") for aiding and abetting breaches of fiduciary duties.[1] In support of these claims, Plaintiffs allege the following (1) upon personal knowledge with respect to the matters pertaining to themselves and their ownership of Yahoo stock; and (2) upon information and belief with respect to all other matters, based upon the investigations undertaken by counsel, which included, *inter alia*, (a) documents that were required to be produced in response to a demand for corporate books and records pursuant to Section 220 of the Delaware General Corporations Law (including documents obtained through other discovery methods that Defendants wrongfully concealed from the Section 220 production), and in response to discovery pertaining to duty of disclosure claims pursued before this Court and partially restated here; (b) investigations conducted by the United States Securities and Exchange Commission ("SEC"), the Federal Trade Commission ("FTC"), the Department of Justice ("DOJ"), and other governmental agencies concerning the facts alleged herein; (c) the Company's public filings with the SEC; (d) news articles, conference call transcripts, analysts' reports, and press releases; and (e) other publicly available information pertaining to Yahoo and/or the topics addressed herein. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

I.   NATURE AND SUMMARY OF THE ACTION

1.   This shareholder derivative and class action proves the maxim that the cover up is often worse than the crime. The crimes covered up here were (i) a 2014 data breach orchestrated by state-sponsored actors that continued for years and affected 500 million Yahoo users ("2014 Data Breach"); (ii) a data breach that occurred in 2015 and 2016 involving forged cookies, that was related to the 2014 Data Breach and facilitated by the data stolen in the 2014 Data Breach; and (iii)

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[1] Following the purchase of Yahoo's operating assets by Verizon, Yahoo was renamed Altaba, Inc. as of June 16, 2017. For purposes of clarity, all references to "Yahoo" or the "Company" include Altaba, Inc.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

a separate 2013 data breach that, according to recently-disclosed information, affected ***all 3 billion*** Yahoo accounts ("2013 Data Breach"). The 2014 Data Breach, when disclosed in 2016, was the largest ever personal data hacking incident, resulting in state-sponsored hackers gaining access to Yahoo's servers and stealing personal user data of Yahoo users. Internal documents produced by Yahoo as well as deposition testimony from Yahoo's information security personnel in charge of investigating the 2014 Data Breach demonstrate that Yahoo's directors and officers ***knew by June 2015 at the latest*** that the 2014 Data Breach (i) was conducted by state-sponsored actors and (ii) resulted in ***exfiltration of personal user data of at least 108 million — and possibly ALL — Yahoo users***. Then, in October 2017, after Yahoo finally disclosed the 2013 Data Breach, it further acknowledged that this breach affected ***all three billion users.*** Despite the grave nature of the 2014 Data Breach, Yahoo's officers and directors decided to cover up the incident and ███████████ ██ Defendants' cover-up of the 2014 Data Breach's scope, source, and implications for Yahoo's users is staggering. It is critical that Yahoo's shareholders hold Yahoo's officers and directors accountable for the harm their misconduct caused —and continues to cause — the Company and its shareholders.

2. Headquartered in Sunnyvale, California, Yahoo is one of the world's leading providers of e-mail and internet services. As part of its core e-mail business, Yahoo stores extensive personal information provided by 3 billion users.

3. During the period alleged herein, Yahoo's directors and officers breached their fiduciary duties to the Company as well as to Yahoo's shareholders, users, and customers by knowingly, recklessly, or negligently failing to protect Yahoo's user data and personal information, failing to provide legally-required notice to affected consumers for years after the data breaches occurred, failing to remediate the data breaches, which are by far the largest data breaches in history, issuing false and misleading statements that misrepresented the nature of the data breaches and concealed the contemporaneous knowledge of the incident within the Company, and falsely approving compensation packages and golden-parachute payments, which they themselves called ridiculous, in order to cover up the misconduct.

4. As detailed below, because providing e-mail and web services is a replaceable

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

commodity, the heart of Yahoo's ability to survive and compete rested on customers' willingness to place their trust in Yahoo. Yahoo's board of directors ("Board") recognized the importance of maintaining the security of customer information. Yahoo has long publicly reported that one of the principal risks in operating an internet conglomerate is that of cybersecurity intrusions.

5. Accordingly, the Board has for many years actively and closely monitored the Company's efforts to protect its user data. The Board regularly received reports from Yahoo's internal cybersecurity unit, the "Paranoids," headed by Yahoo's Chief Information Security Officer ("CISO").

6. Moreover, as Yahoo highlighted in its securities filings, almost every state in the country has passed statutes setting comparable standards of care concerning the protection of user data and personal information. These statutes universally make it illegal for any company to delay informing customers of an identified hack of customer data and personal information. A company's decision to knowingly, deliberately, or willfully conceal an outside hack of customer information typically provides for treble or punitive damages.

7. Given the importance of protecting user data, the Board knew, and has in its prior response to hacking incidents demonstrated, the critical importance of informing users immediately after learning that outside parties have compromised Yahoo's networks and gained access to customer information, so that the users have the opportunity to lessen the impact of the hacking by changing their passwords and taking other remedial measures.

8. Despite the importance of data security, ██████████████████████ ██ ████████████████████████ This left Yahoo particularly vulnerable. In fact, prior to the hacking incidents at issue in this complaint, Yahoo suffered other outside intrusions that compromised its customer data. The Board was promptly informed about those hacks, how the outside parties broke through Yahoo's cybersecurity measures, what Yahoo's internal cybersecurity department did to fix the problem, and, most importantly, exactly how Yahoo informed the affected customers about the theft of their information.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

9. The Board's response to hacking incidents took a very different turn following the September 2014 intrusion by state-sponsored hackers. In October 2014, Yahoo first learned of the 2014 Data Breach, which it gave the code name "Siberia" or "Siberia Intrusion." Immediately, the Company's information security team — led by Alex Stamos, its CISO, and Ramses Martinez, Yahoo's Senior Director of Incident Response — conducted a thorough investigation and analysis of the Siberia Intrusion. In weekly meetings with senior executives and the legal department, Stamos reported all relevant facts about the 2014 Data Breach, including the existence of data exfiltration — *i.e.*, that user metadata was transferred from Yahoo's servers by the hackers.

10. ██
██
██
███████████████████████████████ Yahoo also hired Dell SecureWorks ("Dell"), a third-party cybersecurity expert, to conduct a deep-dive forensic analysis of the Company's systems. Yahoo also later hired another cybersecurity consultant, Rapid7, to provide further analysis of the material defects in its security systems.

11. The 2014 Data Breach was well-documented within Yahoo, and the results of the investigation were widely disseminated throughout the Company, including to management and the Board. In February 2015, Martinez received a detailed forensics report from Dell, which made clear, *inter alia*, that Yahoo had experienced "a ***large-scale intrusion*** . . . across a ***broad spectrum of Yahoo's production and corporate networks***." The report stated, in no uncertain terms, that Yahoo's affected users faced a ***continuing and ongoing threat*** of their personal information being exploited, because the perpetrators had not only stolen sensitive user data, but had also taken "***information that would aid in maintaining access to that data***." The fact that user data was exfiltrated was apparent from the report prepared by Dell, ██████████████████████████
██
█████

12. Subsequently, Martinez prepared an Incident Presentation summarizing the impact of the Siberia Intrusion. It showed, in layman's terms, that the Siberia Intrusion resulted in anywhere

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

from *108 million to ALL* of Yahoo's user credentials being stolen. The information in Martinez's Incident Presentation, which he conveyed to the Board at the time, indicated that the hackers had managed to infiltrate Yahoo's user database, or "UDB," a database containing personally-identifiable information ("PII") about all Yahoo's users, including account names, recovery email accounts and phone numbers, password challenge questions and answer, and the account "nonce," a cryptographic value unique to each account. The hackers then downloaded the contents of this database to their own computer systems in Russia using file transfer protocol ("FTP") software. This later allowed the hackers in 2015-2016 to create forged cookies so they could maintain continuous access to user accounts without having to re-enter password or other security information.

13. In short, the facts that formed the basis of the information security team's updates to management and the Board *in 2014 and 2015* clearly showed that there was a potential that *all* of Yahoo's user accounts were compromised, and the Board knew this information.

14. Instead of addressing the problem, as required by law, as soon as the CISO informed senior management and the Board, Yahoo's CEO Marissa Mayer and Yahoo's General Counsel Ron Bell ███ ███ ███ ███ ████████████████████████████████ The Board and management chose to pursue profits at the expense of legal compliance. This is the epitome of fiduciary bad faith.

15. From there, Yahoo's officers and directors engaged in a years-long cover-up that remains largely hidden from public disclosure, even today. Plaintiffs and their counsel uncovered the truth solely through their diligence, starting with a targeted "books and records" demand under Delaware Code § 220 and followed by expedited discovery in this action, overcoming Defendants' determined effort to perpetuate their cover-up even if it meant misrepresenting facts or asserting a broad and unsubstantiated claim of privilege. Moreover, Yahoo's new Board members, who are officers and/or principals of an activist fund called Starboard also wanted to conceal the truth

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

because they were aggressively pushing for a sale of Yahoo's operating assets in order to earn a large profit for Starboard on its investment in Yahoo. The sale and changes in Board membership were among the Board's principal motivations to cover up its and Yahoo's wrongdoing.

16. The cover-up continues to this day because the Board and management have gone to great lengths to suppress the true facts. The 2013 Data Breach was not disclosed for over three years and consumers were not timely notified of the extent data breach even after it was finally disclosed in November 2016. Moreover, the Board misrepresented in November 2016 and thereafter that the 2013 Breach had only affected one billion user accounts. It was not until October 3, 2017 – more than six months after this action was filed and after the transaction with Verizon had closed – that Defendants disclosed that the 2013 Data Breach had affected all 3 billion user accounts.

17. The Board has consistently issued materially false or misleading public filings in an attempt to downplay their own knowledge of the breaches as well as the scope of knowledge within the Company of the data breaches.

18. The Board has gone a step further to cover up the Siberia Intrusion. In a desperate attempt to paper the record, the Board authorized, monitored, and accepted the conclusions of a flawed investigation. In the wake of the disclosure of the Siberia Intrusion, the Company formed a Special Cybersecurity Review Committee ("SCRC" or the so-called "Independent Committee") — purportedly to investigate the hacking incident. In reality, however, the investigation was conducted exclusively by — and at the direction of — the Independent Committee's lawyers, leading to a broad claim of privilege, even as to the underlying facts.

19. This was not the only flaw in the Independent Committee's purportedly "independent" investigation. The Board permitted both Mayer and Yahoo's former General Counsel, Ronald Bell, to remain intimately involved in conducting and over-seeing the investigation, including serving as the providers of key allegedly factual information that served as the basis for the Independent Committee's conclusions, despite Mayer's and Bell's contemporaneous knowledge of the hacking incidents and resulting data exfiltration and despite their deep personal involvement in the cover-up. Additionally, the Independent Committee came to conclusions that are so contrary to the underlying facts that bad faith is evident. For example:

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a. The Independent Committee claimed that the legal department did not thoroughly investigate and analyze the Siberia Intrusion at the time. But Martinez, who worked closely with the legal team in investigating and analyzing the Siberia Intrusion, testified "[t]hat's bullshit."

b. The Independent Committee claimed that certain senior executives (defined to include only the legal department) had knowledge of the Siberia Intrusion, but did not comprehend that data had been exfiltrated. This is utterly false. Defendants Mayer, David Filo (Yahoo's co-founder), and Goldman (Yahoo's CFO) had full knowledge of the Siberia Intrusion, including the existence of data exfiltration, just as Stamos has testified.

c. The Independent Committee claimed that the Board and the Audit and Finance Committee ("AFC") did not fully understand the severity, risks, and impact of the Siberia Intrusion. This directly contradicts the sworn testimony of Stamos and Martinez in this action. They both testified that they fully briefed the AFC on the Siberia Intrusion, so much so that Stamos brought a detailed chart to one of the AFC meetings explaining exactly how the data had been stolen. They also testified that they communicated all the relevant facts to management and did not leave anything out. Martinez's Incident Presentation and his oral presentation to the AFC made it clear that the hackers had compromised Yahoo's UDB containing PII of all Yahoo's users, and that the hackers had used FTP to copy and transfer the data to their own website in Russia.

d. The Independent Committee claimed that there was no evidence of intentional suppression. This is also utterly false. In fact, Yahoo's management and the Board knew that the Company had executed a global password reset for Yahoo employee accounts, but decided to forego the same for Yahoo customers out of concern that it could lead to a loss of customers and impact their lucrative positions. The Board deliberately suppressed any

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information regarding the Siberia Intrusion in pursuit of profits and their selfish interests without a care for complying with the law.

20.   As part and parcel of the intentional suppression of material facts regarding the Siberia Intrusion, the Board allowed Defendant Thomas McInerney to continue to lead the sale of the Company's operating assets to Verizon, even after it determined that McInerney should be disqualified from participation as a member of the Independent Committee due to the fact that he had served on the AFC in 2014 and 2015, during which time the AFC had been briefed at least twice (by Stamos and Martinez) on *all* material facts regarding the Siberia Intrusion and resulting data exfiltration. As such, while Defendants have purposely concealed their knowledge of and unlawful response to the Siberia Intrusion, discovery has revealed that by June 2015, at the latest, the Board and senior management were very deliberately advised about the hacking incident and its implications. The full Board has continued — time and again — to engage in a massive cover-up of these damaging facts.   The role of the Board in failing to respond to, and its role in actively concealing, the Siberia Intrusion to this day renders demand futile.

21.   Moreover, demand is also futile as to the directors who joined the Board after 2015. Notably, Defendants Eric Brandt and Catherine Friedman joined the Board in March 2016 and were present at the April 13-14, 2016 Board meeting, at which time the Board discussed security incidents at the Company over the past 24 months, including the highly-significant Siberia Intrusion and the significant and expensive additional security measures implemented by Yahoo in response thereto. Brandt and Friedman thus knew of the Siberia Intrusion and the resulting data exfiltration prior to the close of the deal with Verizon, but chose to continue the Company's cover-up of the incident. As such, demand is futile as to them.

22.   Similarly, Defendants Tor Braham, Jeffrey Smith, Eddy Hartenstein, and Richard Hill (collectively, the "Starboard Directors") joined the Board in April 2016.   The Starboard Directors joined the Board as a result of the settlement agreement between Yahoo and Starboard and had a vested interest to ensure a quick sale of Yahoo's assets before the truth about the Siberia Intrusion came out. Following their addition to the Board, the Starboard Directors reviewed past Board and/or AFC materials and minutes, including the minutes from the immediately-prior Board

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

meetings, including the April 13–14, 2016 meeting at which the Board discussed security incidents at the Company over the past 24 months, including the highly-significant Siberia Intrusion and the significant and expensive additional security measures implemented by Yahoo in response thereto. In order to ensure the sale of Yahoo's operating assets, the Starboard Directors chose to continue the Company's cover-up of the incident. Thus, demand is futile as to them.

23. Furthermore, in September 2016, following the signing of the Verizon deal, the full Board reviewed prior Board and AFC materials provided in 2015, which included a copy of the Dell report and detailed the existence of the Siberia Intrusion and the resulting data exfiltration. Nonetheless, the Board continued the cover-up by authorizing, monitoring, and accepting the conclusions of a flawed investigation, thus further rendering demand futile.

24. Demand is futile as to the Board who approved the original stock purchase agreement in which the Company represented and warranted that Defendants Mayer, Bell, and Goldman did not have actual knowledge of a material security incident which had not been disclosed to investors. The Board's active decision to enter into the representations and warranties while either knowing or recklessly disregarding the existence of the Siberia Intrusion was made in bad faith, as part of a continued effort to conceal the largest hacking incident in U.S. history.

25. Demand is also futile as to Defendants Brandt and Braham who comprised the Independent Committee and who are interested because they face a substantial likelihood of liability for acting in bad faith by conducting a sham investigation and making material misrepresentations to Yahoo's shareholders concerning their purportedly "independent" investigation. As a result, Brandt and Braham are neither disinterested nor independent, thus rendering any demand on them futile.

26. Finally, demand is futile as to the Board for permitting Defendant McInerney to renegotiate the stock purchase agreement. At the time of the renegotiation, Defendant McInerney knew that the Board either knew or recklessly disregarded the falsity of the representations and warranties contained in the original stock purchase agreement with Verizon. Under Delaware law, the Board faced a substantial likelihood of liability for making fraudulent misrepresentations to Verizon. In a bid to protect themselves from liability, Defendant McInerney, with the Board's

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

consent, negotiated a personal release for the entire Board for knowingly or recklessly making representations and warranties that were known to be false when made.

27.   In response to the Siberia Intrusion, dozens of lawsuits, many seeking treble or punitive damages, have been filed against Yahoo by Yahoo customers. Moreover, after learning these facts, Verizon renegotiated the terms of the transaction with Yahoo for its core business, leading to a price reduction of $350 million as well as a requirement that Yahoo remain responsible for 50 percent of any damages paid in the pending consumer class actions and 100 percent of any damages paid in response to any government actions seeking to hold Yahoo liable for deliberately concealing the Siberia Intrusion.

28.   Defendant Verizon also violated the law. After it brought facts demonstrating a material data breach to Yahoo's attention in August or September 2016, shortly after the sale documents had been signed, Verizon was provided with detailed non-pubic information about the Siberia Intrusion. As a result of this information, Verizon learned that the Individual Defendants had breached their fiduciary duties by not disclosing the Siberia Intrusion to Verizon and to Yahoo's users. Armed with this information demonstrating egregious breaches of fiduciary duty by Yahoo's officers and directors, Verizon used the information to its own advantage by extracting a $350 price reduction in exchange for full releases to the Individual Defendants and in exchange for its complicity in helping Yahoo conceal the truth. In doing so, Verizon aided and abetting the Individual Defendants' breaches of fiduciary duty.

29.   As explained herein, Defendants' conduct has caused — and continues to cause — significant harm to Yahoo as well as direct harm to Yahoo's stockholders.

II.   JURISDICTION AND VENUE

22.   This Court has jurisdiction pursuant to the California Constitution, Article IV, § 10, and California Corporations Code § 800.

23.   Venue is proper in this Court because Yahoo has a substantial presence in California, because the alleged wrongdoing occurred in this County, and because its operations relevant to the claims alleged herein are located in Sunnyvale, California. Moreover, each defendant has extensive contacts with California as a director and/or officer of Yahoo or otherwise, which makes the

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

exercise of personal jurisdiction over them proper.

III.   THE PARTIES

24.   Plaintiff <u>Patricia Spain</u> is a current shareholder of Yahoo. Ms. Spain purchased Yahoo stock on April 4, 2012, and has continuously owned Yahoo stock at all times relevant hereto.

25.   Plaintiff <u>LR Trust</u> is a current shareholder of Yahoo. LR Trust has continuously owned Yahoo stock at all times relevant hereto, including since at least December 2012.

26.   Plaintiff <u>Harold Litwin</u> is a current shareholder of Yahoo. Mr. Litwin purchased Yahoo stock on September 12, 2011, and has continuously owned Yahoo stock at all times relevant hereto.

27.   Plaintiff <u>Plumbers and Pipefitters National Pension Fund</u> is a current shareholder of Yahoo. Plumbers and Pipefitters National Pension Fund has continuously owned YAHOO! Inc. common stock at all relevant times, including since January 11, 2013.

28.   Nominal Defendant <u>Yahoo! Inc.</u> ("Yahoo") is a corporation duly organized and existing under the laws of the State of Delaware. Yahoo maintains its headquarters at 701 First Avenue, Sunnyvale, California. Yahoo is a multinational technology company known for its Web portal, search engine Yahoo! Search, and a wide variety of related Internet services.

29.   Defendant <u>Verizon Communications Inc.</u> ("Verizon") is a corporation and is a broadband telecommunications company and the largest U.S. wireless communications service provider. Verizon is headquartered in New York, NY at 1095 Avenue of the Americas. On July 23, 2016, Verizon announced an agreement to purchase certain assets of Yahoo in a transaction that required the approval of Yahoo's shareholders. The merger was completed in June 2017.

30.   Defendant <u>Marissa Mayer</u> ("Mayer") was the CEO and President of Yahoo at all relevant times until June 2017, when she resigned from the Company upon the completion of the sale of Yahoo's operating assets to Verizon. Mayer served as a member of the Board from July 2012 until June 2017.

31.   Defendant <u>Kenneth A. Goldman</u> ("Goldman") was the Chief Financial Officer of Yahoo and signed many of the false and misleading SEC filings which failed to disclose data breaches at Yahoo and which also falsely stated that Yahoo had effective internal controls in place

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regarding privacy, user data, and data breach security measures.

32.   Defendant Ronald S. Bell ("Bell") was, until March 1, 2017, Yahoo's General Counsel. According to Yahoo's Proxy Statement, Bell became Yahoo's General Counsel in August 2012 and Secretary in July 2012 and served as a Vice President of Yahoo from 2001 until March 2017. Bell served as Yahoo's interim General Counsel in July 2012; Yahoo's Deputy General Counsel, Americas Region from March 2010 to July 2012; Yahoo's Deputy General Counsel, North America Region from January 2008 to March 2010; Yahoo's Deputy General Counsel, Transactions and Business Counseling from June 2001 to January 2008; and in various other positions in the Yahoo legal department from July 1999 to June 2001. Bell also served on the board of directors of Yahoo Japan Corporation, a Japanese Internet company. After the Independent Committee's so-called investigation into the issues referenced in this complaint concerning Yahoo's 2013 and 2014 data breaches and the failure of Yahoo to disclose such breaches at the time they occurred and in connection with the announcement of the Purchase Agreement with Verizon, Bell was fired or asked to resign effective March 1, 2017. Prior to joining Yahoo, Bell served as senior corporate counsel at Apple Computer, Inc. and as an associate at the law firm of Sonnenschein Nath & Rosenthal.

33.   Defendant David Filo ("Filo") was the Co-Founder of Yahoo. Filo served as a member of the Board from June 2014 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Filo is a substantial shareholder of Yahoo, owning 70,711,390, or 7.4%, of outstanding shares, and thus is able to exert significant control and influence over Yahoo.

34.   Defendant Maynard Webb, Jr. ("Webb") was the Chairman Emeritus of the Board, and was a member of the Board from February 2012 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Webb served as interim Chairman of the Board from April 2013 to August 2013, and as Chairman of the Board from August 2013 to January 2017. Webb was a member of the Compensation and Leadership Development Committee of the Board.

35.   Defendant Thomas McInerney ("McInerney") has been a member of the Board since April 2012. McInerney was also a member of the Audit and Finance Committee of the Board and has been a member of the AFC since joining the Board in April 2012 and until the completion of

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

the sale of Yahoo's operating assets to Verizon. McInerney chaired the Strategic Review Committee that negotiated the merger agreement with Verizon. Based on an agreement reached in November 2016, and following the completion of the merger with Verizon, McInerney became Altaba's CEO.

36. Defendant Jane E. Shaw ("Shaw") was a member of the Board from June 2014 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Shaw was also the Chair of the Compensation and Leadership Development Committee, and a member of the Nominating and Corporate Governance Committee of the Board.

37. Defendant Susan M. James ("James") was a member of Yahoo's Board from January 2010 until June 30, 2016. James signed several of the SEC filings which failed to disclose the 2014 data breach, including Yahoo's 2015 Annual Report. James served as Chair of Yahoo's Audit and Finance Committee until her resignation from the Board. James joined Ernst & Young LLP, a global accounting services firm, in 1975, serving as a partner from 1987 until her retirement in June 2006, and as a consultant from June 2006 to December 2009. During her tenure with Ernst & Young, she was the lead partner or partner-in-charge of audit work for a number of significant technology companies, including Intel Corporation, Sun Microsystems, Inc., Amazon.com, Inc., Autodesk, Inc., and Hewlett-Packard Company.

38. Defendant H. Lee Scott, Jr. ("Scott") was a member of Yahoo's Board from June 2014 until June 30, 2016. Scott signed several of the SEC filings which failed to disclose the 2014 data breach, including Yahoo's 2015 Annual Report.

39. Defendant Eric Brandt ("Brandt") has served as the Chairman of the Board since January 2017, and has served as a member of the Board since March 2016. Brandt is the Chair of the Audit Committee of the Board, the Chair of the Nominating and Corporate Governance Committee of the Board, and a member of the Compensation Committee of the Board. Brandt was previously a member of the AFC and was on the Independent Committee.

40. Defendant Catherine Friedman ("Friedman") has been a member of the Board since March 2016. Friedman is the Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of the Board.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

41.   Defendant <u>Tor Braham</u> ("Braham") has been a member of the Board since April 2016. Braham is also a member of the Audit Committee of the Board. Braham was previously a member of the AFC and was on the Independent Committee.

42.   Defendant <u>Eddy Hartenstein</u> ("Hartenstein") was a member of the Board from April 2016 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Hartenstein was a member of the Compensation and Leadership Development Committee of the Board.

43.   Defendant <u>Richard Hill</u> ("Hill") was a member of the Board from April 2016 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Hill was also a member of the Nominating and Corporate Governance Committee of the Board.

44.   Defendant <u>Jeffrey Smith</u> ("Smith") was a member of the Board from April 2016 until the completion of the sale of Yahoo's operating assets to Verizon in June 2017. Smith was also a member of the Compensation and Leadership Development Committee of the Board.

45.   Collectively, Defendants Mayer, Filo, Brandt, Webb, Braham, Friedman, Hartenstein, Hill, McInerney, Shaw, Scott, James, Bell, Goldman, and Smith are referred to as the "Individual Defendants." All such Defendants except Bell and Goldman are also collectively referred to as the "Director Defendants."

IV.   SUBSTANTIVE ALLEGATIONS

A.   Yahoo Collects Massive Personal Information from Users and Promises to Safeguard Such Information

46.   A publicly-traded company with billions of dollars in market capitalization, Yahoo maintains Internet websites for searches, e-mail, shopping, and news. According to its 2015 annual report to shareholders, "Yahoo is focused on informing, connecting, and entertaining [its] users with [its] search (Yahoo Search), communications (including Yahoo Mail and Yahoo Messenger), and digital content products (including Tumblr), and [Yahoo's] 4 core verticals: Yahoo News, Yahoo Sports, Yahoo Finance, and Yahoo Life Style."[2]

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[2] YAHOO! 2015 ANNUAL REPORT, Feb. 16, 2016, *available at* http://files.shareholder.com/downloads/YHOO/2958064783x0x893458/96E76DB6-C10F-4514-AAB0-24BFC488B422/yahoo_ar15_annual_report.pdf (last visited Mar. 3, 2017).

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

47.   With over a billion visitors to its websites every month, Yahoo has collected confidential, personal information from hundreds of millions of Internet users. For example, for each new user who signs up for an e-mail account on Yahoo.com, Yahoo requires that the new user provide first and last names, date of birth, telephone number, and account name and password. Yahoo also asks new users to identify their gender and to provide alternative e-mail addresses for "account recovery" purposes. In addition, Yahoo collects massive amounts of personal information regarding its users' transactions. According to Yahoo's own Privacy Policy:

Information Collection & Use

General

Yahoo collects personal information when you register with Yahoo, when you use Yahoo products or services, when you visit Yahoo pages or the pages of certain Yahoo partners, and when you enter promotions or sweepstakes. Yahoo may combine information about you that we have with information we obtain from business partners or other companies.

When you register we ask for information such as your name, email address, birth date, gender, ZIP code, occupation, industry, and personal interests. For some financial products and services we might also ask for your address, Social Security number, and information about your assets. When you register with Yahoo and sign in to our services, you are not anonymous to us.

Yahoo collects information about your transactions with us and with some of our business partners, including information about your use of financial products and services that we offer.

Yahoo analyzes and stores all communications content, including email content from incoming and outgoing email.

Yahoo automatically receives and records information from your computer and browser, including your IP address, Yahoo cookie information, software and hardware attributes, and the page you request.

48.   As detailed below, Yahoo's Board has long recognized that a failure by the Company to sufficiently protect its customers' information could be devastating to its business, and that the trust that customers placed in Yahoo could disappear if the Company failed to timely disclose and contain a theft of user data.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

B. Yahoo's Board Was Aware of the Duty to Notify Its Customers Upon Becoming Aware of A Data Breach

49. The Board at all times understood that a data security breach could erode customer trust in Yahoo. According to the Company's Form 10-K, filed on February 29, 2016, the Company recognizes that "[i]f our security measures are breached, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure."

50. In order to earn and maintain the trust of its billions of users, Yahoo guarantees its users that it will take certain specific steps to protect their private and personal information. Specifically, Yahoo promises its users on its website and in its Privacy Policy that Yahoo will (i) "take[] your privacy seriously;" (ii) "limit access to personal information about you to employees who we believe reasonably need to come into contact with that information to provide products or services to you in order to do their jobs;" and (iii) "have physical, electronic, and procedural safeguards that comply with federal regulations to protect personal information about you."

51. Yahoo's Board and senior executives at all times recognized that securing the personal information of users and customers is critical to the Company's financial well-being. In its Form 10-K, filed on February 29, 2016, and signed by all then-current members of the Board, the Company repeatedly acknowledged the potential for harm resulting from data breaches: (i) "Security breaches expose us to risk of loss of [users' and customers' personal and proprietary] information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability;" (ii) "Security breaches or unauthorized access have resulted in and may in the future result in a combination of significant legal and financial exposure, increased remediation and other costs, damage to our reputation, and a loss of confidence in the security of our products, services and networks, that could have an adverse effect on our business;" and (iii) "If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers."

52. Given the gravity of harm to users and customers resulting from security breaches, forty-seven states, the District of Columbia, Puerto Rico, Guam, and the Virgin Islands have all

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

enacted Unfair, Deceptive or Abusive Acts and Practice ("UDAAP") and similar consumer protection laws that impose affirmative obligations on companies to timely inform customers in the event of a security breach in order to provide those customers with an opportunity to mitigate any harm resulting from the intrusion. This is especially true where, as here, the company has made affirmative promises to do so in agreements with consumers. Because Yahoo operates in every single one of these states and territories, the Board is well aware of the obligations imposed by these UDAAP and similar consumer protection laws, as well as the adverse consequences the Company would face if it failed to comply with them.

53.   Indeed, the Company's Form 10-K, signed by a majority of the Board, states that "[m]any states have passed laws requiring notification to users where there is a security breach for personal data, such as California's Information Practices Act." State consumer protection, data security, and reporting laws impose damages on companies for failing to notify users of a security breach. Statutory damages for violations of these state law provisions are significant — at least $1,000 per violation. If a court determines that the failure to notify was willful and deliberate, many of these statutes permit a court to award plaintiffs punitive or treble damages.

54.   Since 2013, every one of the Company's quarterly and annual filings contained nearly identical language regarding notification to users in case of a security breach of personal data. Given the Company's failure to disclose the Siberia Intrusion (as discussed below), and the inclusion of the aforementioned language in the Company's public filings, the following public filings were misleading: (a) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2014; (b) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2014; (c) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2014; (d) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2014, which was signed by defendants Mayer, Goldman, Webb, Filo, James, McInerney, Scott, and Shaw; (e) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2015 (signed by Mayer and Goldman); (f) Quarterly Report on Form 10-Q

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

announcing the Company's financial and operating results for the quarter ended June 30, 2015 (signed by Mayer and Goldman); (g) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended September 30, 2015 (signed by Mayer and Goldman); (h) Annual Report on Form 10-K announcing the Company's financial and operating results for the quarter and year ended December 31, 2015, signed by defendants Mayer, Goldman, Webb, Filo, McInerney, Scott, James and Shaw; (i) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended March 31, 2016; and (j) Quarterly Report on Form 10-Q announcing the Company's financial and operating results for the quarter ended June 30, 2016.

55. Consequently, as the Board well understood, failure to take affirmative steps to inform users or customers of a security breach, and particularly, active concealment of a security breach, will very likely result in significant legal liability, erosion of user trust, and resulting harm to the Company's good will and reputation.

56. Because of the importance to Yahoo's operations and financial results of cybersecurity and compliance with applicable laws, the Board or the AFC received detailed updates from management about the Company's cybersecurity, including information about any data breaches, at all Board and Board Committee meetings.

57. The Board or the AFC also received consistent updates on a quarterly basis from Yahoo's CISO. Those updates included a review of data security breaches, both large and small.

58. The AFC received updates from the CISO at a minimum of eight meetings, including those held on June 24, 2014, October 15, 2014, April 15, 2015, June 23, 2015, October 14, 2015, December 2, 2015, February 22, 2016, and April 3, 2016.

59. The AFC's Charter stated that AFC was responsible for briefing the Board on important matters: "The Committee shall regularly report to the Board on Committee findings, recommendations, or other matters the Committee deems appropriate or the Board requests. In connection therewith, the Committee should review with the Board any issues that arise with respect to . . . the Company's compliance with legal or regulatory requirements."

60. Moreover, the full Board received updates from the CISO at a minimum of six

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

meetings, including those held on April 8, 2014, June 25, 2014, October 16, 2014, June 23, 2015, October 14-15, 2015, and April 13-14, 2016. According to Defendant McInerney's testimony, during the CISO presentations, the Board received updates on protecting the Company's electronic assets, websites, communications, incident responses, and breaches and hacks of the Company's systems.

C.   The Company Underfunded Data Security Infrastructure, Leaving Its Systems Vulnerable to Large-Scale Intrusions

61.   Although the Board understood the importance of data security, ███████████

██

███████████████████████   This is so despite the Company facing numerous hacking incidents in the years leading up to the Siberia Intrusion.

62.   According to a September 28, 2016 article from *The New York Times*, "Yahoo's computer systems and customer email accounts were penetrated by Chinese military hackers" in 2010.[3] Although the 2010 data breach also occurred at Google, Inc. ("Google") and a number of other technology companies, the responses from those companies to the data breach were substantially different from Yahoo's response. For example, Yahoo never publicly admitted that it had been hacked. In contrast, Google's response was public and swift. In fact, Google's co-founder publicly announced that he regarded the attack on Google's systems as "a personal affront" and responded by making security a top corporate priority. As a result, Google hired hundreds of security engineers with six-figure signing bonuses, invested hundreds of millions of dollars in security infrastructure and adopted a new internal motto, "Never Again," to signal that it would never again allow anyone — be they spies or criminals — to hack into Google customers' accounts.

63.   By comparison, Yahoo was slower to invest in the kinds of defenses necessary to thwart sophisticated hackers — including state-sponsored actors — that are now considered standard in Silicon Valley. ██

██

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[3] Nicole Perlroth & Vindu Goel, *Defending Against Hackers Took a Back Seat at Yahoo, Insiders Say*, N.Y. TIMES, Sept. 28, 2016, *available at* http://www.nytimes.com/2016/09/29/technology/yahoo-data-breach-hacking.html (last visited Mar. 4, 2017).

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

████████████████████████████ All told, Yahoo's security efforts fell far short when compared with those of other technology companies.

64.   For years, the Board's refusal to spend necessary money to improve the Company's data security infrastructure exposed the Company to significant hacking incidents. The Board and management had knowledge of repeated red flags — putting them on notice — that the Company's data security infrastructure was inadequate. In fact, one of the documents reviewed by the AFC in 2016 is entitled "Alex – Marissa Presentation," a presentation most likely presented to CEO Marissa Mayer at or around 2013. The document identified four hacking incidents known to the Company from 2008 through 2013, which are summarized as follows:

     a.   <u>November 2008</u>: Intruders attack Yahoo's systems, compromising at least 46 employee credentials that allowed them to compromise the account management tool. This hacking incident resulted in 70 systems being infected, with the attackers establishing permanent VPN access to the corporate network.

     b.   <u>July 2009</u>: Intruders attack Yahoo's systems with the objective of gaining access to the account management tool. Although the information security team closed the investigation due to a lack of further detection, Google ███ ███ subsequently notify the Company of a renewed attack of Yahoo's infrastructure.

     c.   <u>February 2012</u>: Intruders levy a second attack on Yahoo's data security infrastructure and successfully infect 85 systems.

     d.   <u>February 2013</u>: Intruders wage a third attack on Yahoo's data security infrastructure with the objective of gaining access to the account management tool. The intruders successfully infect 28 systems within Yahoo's internal systems.

65.   With respect to the 2012 breach, Yahoo at the time admitted that more than 450,000 user accounts had been compromised through an SQL injection attack – with the passwords simply stored in plain text. This breach provided both the public and Yahoo's directors with actual

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

knowledge that Yahoo had failed to take even basic precautions to protect its customers' PII. Newspapers at the time reported that "[s]ecurity experts were befuddled . . . as to why a company as large as Yahoo would fail to cryptographically store the passwords in its database. Instead, they were left in plain text, which means a hacker could easily read them." *See* Antone Gonsalves, Yahoo Security Breach Shocks Experts, CSO, July12, 2012.

66.   At the time, Rapid7, a cybersecurity firm Yahoo would later hire to help it with the aftermath of the Siberia Intrusion, provided the following quote regarding Yahoo's 2012 data breach: "It is definitely poor security. It's not even security 101. It's basic application development 101." *Id.* Indeed, the FTC considered SQL injection attacks a known – and preventable – threat as far back as 2003.[4]

67.   The material weaknesses in the Company's internal data security infrastructure were a direct and proximate cause of the events alleged herein, including the 2013 Data Breach which was at least in part caused by Yahoo's use of severely outdated encryption technology. ████

███

███

██

68.   ██

███

█████████████   ██

███

██

69.   As yet another example of the Board's refusal to approve necessary security updates, Yahoo did not abandon use of MD5 technology until 2013 after the 2013 Data Breach occurred. Five years before, Carnegie Mellon's Software Engineering Institute had issued a public warning to security professionals through a U.S. government-funded vulnerability alert system, stating that MD5 "should be considered cryptographically broken and **unsuitable for further use**."[5] The

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[4] *See* In the Matter of Guess?, Inc. and Guess.com, Inc., FTC Matter No. 0223260, 3 (July 30, 2003).
[5] *See* Vulnerability Note VU#836068, Vulnerability Notes Database, available at https://www.kb.cert.org/vuls/id/836068 , last visited Dec. 30, 2017.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

notice also stated that the Institute was "unaware of a practical solution to this problem" and "Do not use the MD5 algorithm."

70. ██
██
██
██
██
████████████████████████████

71. ██
██
██
██
██ For instance, when the 2013 Data Breach was finally disclosed in November 2016, Jeff Williams of Contrast Security — well known in the security technology industry — called it the "Exxon Valdez" of security breaches.

72. ██
██
████████████████████████████████████ What is most egregious is the Company's blatant concealment of the impact of and fallout from the Siberia Intrusion. Specifically, following the Siberia Intrusion, Yahoo's information security team conducted a thorough and adequate investigation, fully documented the findings and conclusions, and provided routine updates to management and the Board. Despite widespread dissemination throughout the Company of findings regarding the large-scale data theft, the Board consciously decided ***not*** to notify Yahoo users until the fall of 2016, two years after the Intrusion. And even when the Company did in part disclose the Siberia Intrusion, the Company, at the behest of the Board, continued (and still continues) to actively conceal the Board's and management's knowledge of the Siberia Intrusion, in violation of civil and criminal laws.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

D. **The Company Experiences the Largest Known Hacks of a Single Website in History — the Siberia Intrusion**

73. On September 8, 2014, Russian hackers infiltrated Yahoo's internal database as part of a concerted effort to gain access to sensitive personal account information of Yahoo users. These hackers were able to traverse the Company's systems using Yahoo employee credentials to access Yahoo's user database ("UDB"), which contained usernames and passwords, as well as sensitive user information, such as users' names, e-mail addresses, telephone numbers, dates of birth, and, in some cases, encrypted or unencrypted security questions and answers. Ultimately, the Russian hackers were successful in stealing Yahoo user information associated with at least 500 million accounts. At the time it was disclosed, this catastrophic hacking incident represented the largest data breach for a single website in history.

74. From the outset, Yahoo was well-aware that Russian hackers had compromised the Company's internal systems and had stolen millions of Yahoo user credentials. The information security team was meticulous in investigating and documenting the Siberia Intrusion. Specifically, the information security team not only conducted its own internal investigation, ███████████ ████████████████████ and hired a third-party forensic expert to confirm the findings of the internal investigation.

75. The first signs of the Siberia Intrusion came on or about October 9, 2014, when the Company's information security team detected the presence of the Russian hackers in the Company's systems. From that point until at least February 2015, the Paranoids tracked the movements of the Russian hackers as they made their way throughout Yahoo's internal systems.

76. While the hacking activities were active, Yahoo held a large number of meetings to discuss and analyze the Siberia Intrusion. The information security team held daily meetings — sometimes more than one per day — for a period of several months. The legal team, including Ron Bell, attended most of the information security meetings. Moreover, while the information security team was responding in real-time to the Siberia Intrusion, Filo was present in the Paranoids' war room, and thus was made privy to the findings of the investigation.

77. In addition to daily and weekly meetings, the Paranoids thoroughly documented their findings and conclusions for the Siberia Intrusion. According to Stamos, the Company's CISO

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

at the time, the information security team generated numerous forensic analyses that were used to report the findings and conclusions to members of management and the Board, including: (1) forensic reports dedicated to specific servers; (2) a master narrative that tied all forensic reports together; and (3) a very large chart that the information security team kept updated showing the data flow between all the different machines as well as to external servers. Stamos testified that he brought the very large chart to one of the AFC meetings and used it to brief the AFC members on the scope and impact of the Siberia Intrusion.

78. Moreover, Martinez, Senior Director of the Paranoids, also explained that Yahoo created multiple detailed reports for the Siberia Intrusion, including: (1) lengthy and detailed Incident Reports; (2) an Incident Presentation; and (3) a presentation presented to the AFC at the June 23, 2015 meeting. These reports included a description and chronology of events, results of the analysis, a chart reflecting exfiltration of the data and movement of the stolen information from computer to computer, and conclusions reached. The information security team used the Incident Reports and other data to form the basis of summaries provided to management and the Board, which they called Incident Presentations.

79. ██

80. The information security team all agreed that the Siberia Intrusion represented a significant security breach requiring a quick and aggressive response. In fact, the Siberia Intrusion was so serious that in October or November 2014, the information security team, ██

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

81. ███
███
██████████

82. ███
███
███
███
███
████████████████████████████

83. Shortly thereafter, the hacking activity began to increase significantly. In response, on November 14, 2014, Yahoo engaged Dell SecureWorks, a third-party forensic expert, to aid with its investigation. As a result of a three-month forensic investigation, Dell issued a report to Martinez on February 2, 2015, entitled, "Incident Response and Forensics Letter Opinion" (the "Dell SecureWorks Report"), which summarized the Siberia Intrusion.

84. Similar to the Company's internal investigation, the Dell SecureWorks Report concluded that "incident responders identified *a large-scale intrusion* during Q42014 in which the intruders targeted Linux and BSD systems across a ***broad spectrum* of Yahoo's production and *corporate networks*.**" Importantly, the Dell SecureWorks Report also concluded that the intruders had, in fact, *exfiltrated* data from Yahoo's systems: "the intruders eventually gathered user credentials for internal networks as well as VPN tokens for entering the network from the outside. … [T]he primary targets of the Siberia intrusion appeared to be end-user data *and* information that would aid in maintaining access to that data." █████████████████████████████
███
███████████████

85. No disclosure was made to affected Yahoo users.

86. The findings from the internal investigation, confirmed by Dell, were summarized by Martinez in an Incident Presentation created some time after December 2014 and also presented to the Board thereafter. The Incident Presentation contained all material facts related to the Siberia

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Intrusion. For instance, the Presentation contained a detailed chronology relating to the Company's knowledge of the attack, which included the following:

- 9/8/14: Intrusion starts

- 10/9/14: Intrusion detected by Paranoids

- 11/4/14: Compromised employee credentials used to log in to UDB hosts

- 11/4/14: Attackers find UDB weekly backup files

- 11/9/14: Attackers move backup files to . . . ██████████████████
██████

- **11/10/14: UDB backup files are transferred via FTP to a host in the Russian Federation**

- 11/10/14: Attackers delete UDB backup files from ████████████
████████████

- 12/8/14: Deleted files are found and recovered by Paranoids

87. The Incident Presentation made it clear that the Russian hackers had in fact exfiltrated Yahoo user data, including usernames and passwords. Indeed, the presentation was titled "Project Siberia Update: *Data Exfiltration Findings*." To illustrate the exfiltration, the Incident Presentation contained — under the heading "Compromise *and Exfiltration* Flow" — exfiltration charts and examples identifying the flow of information ████████████████████
████████████████████████████████ ██████████████████
██
██████ As Martinez testified, data exfiltration was discussed early and often with everyone in the reporting chain, including senior management and the Board.

88. The Company not only knew that data had been stolen, but also put an estimate on the number of compromised accounts that even non-experts would have found to be significant. In a slide entitled "Impact Analysis," the Incident Presentation summarized the conclusions of the Siberia Intrusion investigation. With respect to the attack, the Incident Presentation described the Siberia Intrusion as a "[s]tate sponsored attack" carried out by "Russia based actors" who "[t]argeted access via [the account management tool] to user and Yahoo executive accounts." With

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

regard to the data comprised, the Incident Presentation noted that the "[b]est case scenario" was that "108M [million] credentials in UDB" were "compromised." The "[w]orst case scenario" was that "*[a]ll* credentials in UDB" were "compromised."

89. ██

██

90.   Thus, based on the Company's thorough investigation, the information security team was well aware that the Company had experienced a catastrophic hacking incident affecting potentially all Yahoo user credentials. This information was routinely and comprehensively presented to Yahoo's management and the Board, as discussed below.

E.   The Information Security Team Notified Senior Management and the Board of All Relevant Details Regarding the Siberia Intrusion

91.   As noted in the previous section, the information security team had extensive contemporaneous knowledge about the Siberia Intrusion. With that information in hand, the information security team provided numerous updates to management and the Board.

92.   At all times, Stamos and Martinez communicated very well with senior management and other relevant employees, and there was ample knowledge within the Company of everything that was happening, the impact on the Company's systems and Yahoo user data, and what needed to be done in response. Both Stamos and Martinez reported all material facts about the Siberia Intrusion up the chain of command, including conveyance to the Individual Defendants.

93.   Specific meetings with management were a norm during the time period from October 2014 to December 2014. Stamos met with senior management, including Mayer and Filo, on at least four or five occasions to specifically discuss the Siberia Intrusion. In addition, Stamos provided extensive additional reporting on the Siberia Intrusion to Jay Rossiter and Bell, who were simultaneously attending weekly meetings with Mayer.

94.   During these meetings, Stamos communicated everything the information security team knew about the Siberia Intrusion to upper management, including the findings and conclusions contained in the Incident Presentation (discussed above at ¶¶ 83–85). Given the abundance of reports created by the information security team concluding that an enormous amount of data had

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

been exfiltrated, it is no surprise that Stamos explained that the information security team was not the only department that knew that the Russian-sponsored hackers had stolen ████████████ ██, and that Martinez noted that data exfiltration reports were widely disseminated throughout the Company, including to upper management.

95.   As a result of these repeated updates, Stamos testified that Mayer, Bell, and Filo had contemporaneous knowledge of the Siberia Intrusion, including the fact that a massive number of Yahoo accounts had been compromised.

F.   The Board Received Repeated Updates Regarding the Siberia Intrusion, But Did Nothing to Ensure Legal Compliance or to Notify Affected Users

96.   As noted above, the Board and the AFC routinely receive updates regarding data breaches into the Company's systems. This was likewise true for the Siberia Intrusion. At least during the employment of Stamos and Martinez (both of whom left the Company before 2016), the AFC received numerous briefings on the Siberia Intrusion. The Board materials from October 15, 2014, April 15, 2015, and June 23, 2015 show that detailed information about the Siberia Intrusion was provided to the AFC. During those briefings, neither Stamos nor Martinez concealed any information from the AFC and, in fact, testified that they told the Board everything they knew. This included all information uncovered during the internal investigation, as well as the information which was subsequently confirmed in the Dell Secure Works Report.

97.   As discussed below, the Board's and the AFC's meeting materials provide descriptive information regarding remedial steps in response to cybersecurity threats, but reflect a pattern of merely providing cursory labels when discussing actual cybersecurity breaches at the Company (*e.g.*, "Corporate Intrusion History" and "Nation State Update"). The lack of description relating to highly relevant information is consistent with the allegations herein — *i.e.*, that the Board and its committees deliberately concealed and/or drafted these materials in such a way as to attempt to conceal what they knew and protect their members from liability.

98.   In fact, the intentional vagueness and lack of specificity in the written Board and committee materials was confirmed by Martinez. He testified that the legal department told him to keep details of his presentations to the Board about security incidents out of any written materials

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

presented to the Board. This was done to avoid creating a paper trail, as the legal department told Martinez only to convey detailed information about security incidents orally. This is why so many of the Board minutes and Board books provide almost no description of the security incidents, and instead opt to use general terms as place holders for those discussions. This was part of an effort to attempt to prevent stockholders from holding the Board members liable for their active concealment of the Siberia Intrusion, and calls into question the accuracy of the Delaware Code § 220 documents produced in response to the stockholder inspection demand.

99.   As reflected in the materials from an AFC meeting on October 15, 2014, at which Webb, James, Mayer, and McInerney were in attendance, Yahoo had already ████████

██

██

██

██

██ Of course, the written Committee materials provide no further detail about what the CISO discussed. On October 16, 2014, Yahoo's CISO provided the same AFC update to the Board, at a meeting where Mayer, Webb, Filo, McInerney, and Shaw were in attendance. During the October 2014 Board meeting, the CISO discussed, *inter alia*, cybersecurity "risk areas."

100.   On April 15, 2015, the AFC convened a meeting, at which Defendants McInerney, Webb, James, and Bell were in attendance. The AFC discussed, among other things, the CISO update, given by Stamos, including "the information security risks for the Company in 2015 and measures being taken to analyze as well as combat those risks." The AFC materials contain a section entitled "Security Review and 2015 Priorities," which had been "PREPARED AT THE REQUEST OF THE GENERAL COUNSEL."[6]

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[6] No other CISO update to the Board contains similar language (*i.e.*, the presentation prepared at the request of the General Counsel). Given the fact that the Company and the Independent Committee have admitted that Bell had contemporaneous knowledge of the Siberia Intrusion, it is more likely than not that Bell had requested Stamos provide a detailed update to the Board regarding the findings of the internal investigation into the Siberia Intrusion.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

101.   Consistent with Yahoo's previous concealment of corporate intrusions in board materials, the April 15, 2015 AFC materials innocuously refer to "Yahoo!'s Year in Review," without **any** description of the cyberattacks the Company faced in 2014. Moreover, the AFC was

██

██

Although the committee materials contain non-descriptive slides, Stamos testified that he reported all material facts relating to the Siberia Intrusion to the AFC, including all information uncovered during the Company's internal investigation and confirmed by Dell SecureWorks. Critically, **no** disclosure was made to affected Yahoo users at the time.

102.   Subsequently, the Board convened a meeting on April 16, 2015, which was attended by Webb, Filo, James, Shaw, Mayer, and McInerney. Goldman, Bell, Rossiter, and Jeffrey Bonfronte were also in attendance. Yahoo has admitted that all of these individuals had contemporaneous knowledge of the Siberia Intrusion. ████████████████████████

██

████████████   At the meeting, James provided a presentation on the report received from the CISO (Stamos) at the April 15, 2015 AFC meeting. Thus, all relevant facts relating to the Siberia Intrusion were reported to the Board, ██████████████████████████████████████

██████████   ██

██

████████████████████████████

103.   According to the AFC's charter, "[t]he Committee shall regularly report to the Board on Committee findings, recommendations, or other matters the Committee deems appropriate or the Board requests. In connection therewith, the Committee should review with the Board any issues that arise with respect to . . . the Company's compliance with legal or regulatory requirements[.]" Thus, all information presented to the AFC is presumed to have been conveyed to the entire Board.

104.   Yahoo's Corporate Governance Guidelines further provide that the Board is "responsible for overseeing major risks facing the Company as well as the Company's program to prevent and detect violations of law, regulation, and Company policies and procedures." Consistent

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

with these responsibilities, the AFC reported to the Board the details of the Siberia Intrusion as reported to them by Stamos.

105. On June 23, 2015, Martinez attended a meeting of Yahoo's AFC, which was also attended by Defendants McInerney, Mayer, and Webb. Further, Stamos, Goldman, Bell, and Rossiter were also in attendance. All of these individuals have been admitted to have knowledge of the Siberia Intrusion according to the Independent Committee's findings. Although Stamos, then-CISO, was in attendance, Martinez conducted the CISO update to the AFC. He informed the Committee about the details of the Siberia Intrusion.

106. In a section of the June 2015 presentation entitled "Paranoid Strategy and Roadmap," — a reference to Yahoo's cybersecurity team, called the "Paranoids" — Martinez provided the AFC members with a detailed presentation regarding the Siberia Intrusion as reflected by a slide entitled "Nation State Update." The fact that Martinez presented the details of the Siberia Intrusion directly to the AFC is consistent with the scope and gravity of the attack, which as the Dell SecureWorks Report stated was "large-scale" and exposed Yahoo users to ongoing exploitation of personal information. Consistent with its significance to the Company, and as the recipient of the Dell SecureWorks Report, Martinez disclosed to the AFC every relevant fact relating to the Siberia Intrusion during the "Nation State Update" at the June 23, 2015 AFC meeting, including the existence of data exfiltration. Again, however, no disclosure was made to affected Yahoo users.

107. On June 23 and 24, 2015, the Board convened a meeting, at which Defendants Mayer, Filo, Webb, James, Shaw, and McInerney were in attendance. Further, Goldman, Bell, and Rossiter were also in attendance. As Yahoo has admitted, all these individuals had knowledge of the Siberia Intrusion according to the Independent Committee's findings.

108. At the June 23-24, 2015 Board meeting, the Board received an update from the Chairperson of the AFC regarding, among other things, legal and public policy matters, including privacy and security issues. The Chairperson of the AFC provided a report of recent developments from the AFC's meetings, which included a discussion of cybersecurity. Consistent with the responsibilities outlined in the AFC charter and Yahoo's Corporate Governance Guidelines discussed above, the AFC reported to the Board the details of the Siberia Intrusion as reported to

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

them by Martinez.

109.   Throughout the 2015 and 2016 period, Yahoo implemented significant additional security measures in response to the Siberia Intrusion, some of which were recommended in the Dell SecureWorks Report.[7] The Board received repeated updates about the additional security measures implemented in response to the Siberia Intrusion at each meeting held during this time:

    a.   On October 14, 2015, the AFC convened a meeting, at which Filo, James, Mayer, McInerney, Shaw, and Webb were in attendance, as well as Goldman (CFO) and Bell (General Counsel and Secretary). At the October 2015 meeting, the AFC discussed the significant security measures taken in response to the Siberia Intrusion, including the search for a new CISO, the Company's overall security status in 2015, the Company's major achievements in the past year, the key priorities going forward, and the Company's plans to conduct an external assessment of the strengths and weaknesses of the Company's security measures.

    b.   On December 2, 2015, the AFC convened a meeting, at which James, Mayer, McInerney, and Webb were in attendance, as well as Goldman and Bell. At the December 2015 meeting, the AFC reviewed a report written by Rapid7, a third party cybersecurity expert, concerning its cybersecurity assessment. Rapid7 noted that it had been conducting interviews with the Paranoids, Legal, and tech teams, as well as received documentation regarding the Company's processes and standards for security incidents.

    c.   On February 22, 2016, the AFC convened a meeting, at which Filo, James, Mayer, McInerney, and Webb were present, as well as Goldman and Bell. The Committee received an update from Bob Lord, the Company's new CISO, discussing Rapid7's cybersecurity assessment. The update included

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[7] In its Form 10-K, filed on March 1, 2017, the Company admits that "significant additional security measures were implemented in response to" "the 2014 compromise of user accounts, as well as incidents by the same attacker involving cookie forging in 2015 and 2016." The Board's receipt of repeated updates regarding the "significant additional security measures" implemented at the Company further evidences its knowledge of the underlying Siberia Intrusion.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

a review of the areas reviewed by Rapid7 as part of the assessment, the

results of the assessment, comparison to peers, critical recommendations

and a remediation plan. The cybersecurity assessment showed that the

Company ranked very low in its ability to identify, protect, and detect

against data security intrusions.

110. On April 13-14, 2016, the Board once again discussed the security incidents at the Company over the past 24 months, which included the highly-significant Siberia Intrusion and the significant additional security measures implemented in response thereto. In fact, the Company subsequently admitted in its 2016 Form 10-K that these remedial efforts were done in response to the Siberia Intrusion. It is clear from the materials that the Board discussed the relevant remedial efforts being taken to shore up the Company's data security infrastructure. Board minutes for the April 2016 Board meeting show that a majority of the Board was in attendance, including Defendants Mayer, Webb, Filo, McInerney, Friedman, and Shaw.[8] sLarry Sonsini, the senior partner and founder of the law firm Wilson Sonsini Goodrich & Rosati, was also in attendance, reflecting the importance of the meeting.

111. The April 2016 Board materials summarized ███████ ███ █████

███████████ ████ ██

██

██

██

██████████████████████████████████████ Again, according to the Company's 2016 Form 10-K, Rapid7's hiring and subsequent remediation efforts were carried out *in response to the Siberia Intrusion*. Thus, the Board must have been advised at the April 13-14, 2016 meeting that the Siberia Intrusion had resulted in data exfiltration and that Rapid7 had been hired in response to the Siberia Intrusion.

112. Yahoo's General Counsel, Bell, was also in attendance at the April 13-14, 2016

---

[8] For purposes of demand futility, Defendants Mayer, Webb, Filo, McInerney, Friedman, Brandt, and Shaw represent the majority of both the Board on February 7, 2017 (seven out of eleven) and the current Board (three out of five).

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

meeting. Because Yahoo subsequently admitted that Bell had contemporaneous knowledge of the 2014 Data Breach, Bell presumably complied with his fiduciary duties as a lawyer and officer of the Company and fully briefed the Board about the Siberia Intrusion, data exfiltration, knowledge within the Company of the breach and the Company's response to-date to the breach.

113.   At the meeting, Mr. Sonsini briefed the Board about settlement discussions with Starboard, and a full presentation was also made to the Board about the strategic review process, including the potential buyers who had been contacted by the SRC. The Board as well as the Starboard Directors (who joined the Board in April 2016 as a result of the settlement agreement) had an incentive to conceal the Siberia Intrusion because they were aggressively seeking a sale of Yahoo's operating assets.   Moreover, Braham, Hartenstein, and Hill were each paid $50,000 *by Starboard* for joining the Yahoo Board, thus ensuring their loyalty to Starboard and its profits, not to Yahoo or Yahoo's users. The "old" Board members (who were on the Board prior to 2016), in turn, had a conflict because Starboard was threatening to unseat them and they wanted to appease Starboard in order to save their jobs. Indeed, the settlement agreement with Starboard did save many Board members their jobs because Starboard had previously nominated *nine* persons to Yahoo's Board—enough to replace the entire Board had Starboard been successful.

114.   Bob Lord, Yahoo's CISO at the time, was also at the meeting and presumably briefed the Board about the Siberia Intrusion, including the fact of data exfiltration.

115.   The April 2016 Board materials make clear that the Board was once again thoroughly briefed on attempts by nation state actors to infiltrate and exploit Yahoo's internal systems "in [the] last 24 months." Again, despite the absence of any detail about this topic, the Siberia Intrusion was, by far, the most significant of these nation state attacks.

116.   ██

117.   Again, because at that time, the Siberia Intrusion represented the single most significant intrusion in the Yahoo's history, the Board continuously received updates on the

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Company's handling of the fallout from this hacking incident. In fact, the Company subsequently admitted in its Form 10-K that these remedial efforts were taken in response to the Siberia Intrusion, and thus the Board discussed the Siberia Intrusion and its impact on the Company's data security infrastructure at the April 13–14, 2016 meeting.

118. ██
███
██ ██████
███
███
███
█████████████████████████ █████████████████████████████
███
██████████████████████ This is especially true when the Company's CISO cites to hacking incidents by Russian hackers that have occurred within the past 24 months.

119. Despite having actual or constructive knowledge of the Siberia Intrusion, the data exfiltration announced with it, and its impact on the Company's entire business, the Board continued to turn a blind eye to its legal obligations in order to avoid further public criticism about the way in which the Company was being run. Moreover, at the time of the April 13–14, 2016 meeting, the Company was facing a heated proxy war conducted by Starboard, a fund that consistently chastised Yahoo management and the Board for gross mismanagement. As a result, the Board remained passive in order to protect their jobs and reputation, opting to not notify Yahoo users or stockholders of the breach or steps they could take to lessen its impact. As of this time, the full Board knew of the data intrusions and was motivated to conceal this information to protect their jobs, and Yahoo's and their profits. As discussed below, the Board knew it had an obligation to disclose the existence of a security breach to affected Yahoo users, but chose not to do so for improper reasons.

G. **The Board and Management Keep Yahoo Users, Shareholders, and the SEC in the Dark About Siberia**

120. As stated above, under consumer fraud and data reporting statutes, a court is

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

permitted to award treble or punitive damages in the event of a willful or knowing violation.

121. The Yahoo Board and management had knowledge of the Siberia Intrusion, yet affirmatively decided not to take any action in response to inform Yahoo users and the SEC,despite legal obligations to do so. In fact, Stamos explained that it was standard industry practice for companies to require employees to change their passwords when intruders were known to have accessed the UDB.

122. ██
██
██
████████████████████████████████ ████████████████
██
██
██
██
████████████████████████████████

123. ████████████████████████████████████
███████████████████████████████████████ the Company declined to notify Yahoo users of the Siberia Intrusion or ███████████████████████████████
██
██████████████████████████ ███████████████████████
██
████████████████████████████████████ ████████████
██
████████████████████████████████

124. Ultimately, Yahoo and its Board decided to forego notifying all affected users of the data theft and also ████████████████████████████████████
██
██

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

██

██ This motivation is bad-faith decision-making. Moreover, the Company's decision to intentionally suppress the Siberia Intrusion ran counter to Stamos's recommendation that the Company follow standard industry protocol, leaving him frustrated, and is one of reasons he ultimately resigned from Yahoo — a decision Stamos personally relayed to the Board at the June 23, 2015 Board meeting.

125.   The Board was complicit in the decision not to disclose the Siberia Intrusion to Yahoo's affected users for nearly two years. As discussed above, the AFC and the Board had contemporaneous knowledge of the Siberia Intrusion, its effects (including data exfiltration), and the risks to Yahoo's customers, since at least April 15, 2015. At the April 2015 AFC meeting, Stamos discussed ██

██

██

████████████████████████████████████ As noted above, Jeff Bonfronte was present at the April 15, 2015 AFC meeting, and thus it is likely he expressed the same concerns described above during the meeting.

126.   The Board's and management's failure to disclose the existence of "a large-scale intrusion" into Yahoo's internal systems that gave intruders continuous access to personal user information has exposed the Company to significantly greater liability. In fact, recent class actions filed by users against Yahoo seek recovery of treble and/or punitive damages. Thus, the Board's actions in concealing the Siberia Intrusion have resulted in significantly greater harm to the Company than the hack itself.

127.   Yahoo management and the Board, in bad faith, chose to intentionally suppress the Siberia Intrusion in pursuit of profits (or a sale of the Company) over compliance with the law. As discussed in the next section, the Board and management both had a strong motive to conceal the Siberia Intrusion.

H.   Yahoo Faces Intense Pressure to Sell the Company's Operating Business

128.   The Board and management were motivated to suppress the Siberia Intrusion to

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effectuate a sale of the Company and avoid further scrutiny from Yahoo stockholders. As noted in a July 2016 *New York Times* article, under Mayer's leadership, Yahoo's core operating business had become a "flailing brand." Yahoo therefore faced intense pressure to sell the operating business.

129. Mayer, in particular, faced enormous pressure to sell Yahoo's operating business because, despite being lavishly compensated, she had utterly failed to improve that business's fortunes.

130. When Mayer joined Yahoo as CEO in July 2012, the Company gave her a $30 million signing bonus and $14 million to make whole the Google bonuses she was foregoing at the time. With her high pay came soaring expectations to turn around the struggling company.

131. But Mayer failed at virtually every turn. Less than a year into her stint as CEO, Mayer came under repeated attack for failing to turn around Yahoo's business. As early as March 2013, the market had concluded that Mayer was not equipped to run or oversee Yahoo's position. For instance, a March 1, 2013 *Forbes* article blamed "the lack of strategy, innovation and growth at Yahoo" squarely on "leadership."

132. Mayer's tenure was plagued with high-profile executive departures. Most notably, she oversaw the disastrous hire of former Google employee Henrique De Castro, who received $108 million for 15 months of work.

133. Mayer also caused the Company to spend billions of dollars on underperforming acquisitions. For instance, in 2014, Yahoo agreed to pay $1.1 billion to purchase Tumblr to revitalize the Company by co-opting a web property with strong visitor traffic but little revenue. This extravagant bet never panned out, and Tumblr never became a viable social media competitor. Since the acquisition, Yahoo has written down half of Tumblr's acquisition price.

134. In 2014, Starboard Value LP ("Starboard"), an activist investor, took an aggressive path towards trying to fix the dysfunction at Yahoo. Defendant Smith, who would subsequently be named a director of Yahoo (as discussed below), is the Managing Member and the Chief Executive Officer & Chief Investment Officer of Starboard. During the period leading up to the sale of Yahoo to Verizon, Starboard held a substantial position in Yahoo, one which provided Defendant Smith strong and improper motivation to push a sale at any cost. For example, news reports suggest that

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Starboard's Yahoo stake constituted 9% of the fund's entire portfolio. Defendant Smith firmly believed that the sum-of-all-parts valuation of Yahoo was worth more than the Company as a whole and took steps to recognize that value through a sale.

135.   For instance, in a letter to Mayer, Smith urged Mayer to sell Yahoo to AOL. The letter outlined plans to sell Yahoo's stakes in Alibaba and Yahoo Japan; cut costs by $250 million to $500 million per year; stop buying startups that fail to increase revenue; and combine with AOL. Following discussions, however, Yahoo decided to forego Smith's plans due to concerns regarding tax inefficiencies.

136.   The pressure imposed by Starboard gave rise to the Board's strong motivation to continue concealing the Siberia Intrusion. The Board had already been chastised publicly for mismanaging the Company and to come out and explain that the Board had failed to disclose the single largest hacking incident in United States history would have left Starboard in control.

137.   Despite Yahoo entertaining Starboard's requests to sell, in 2015, public criticism of Mayer escalated into calls for her resignation. On October 21, 2015, *The Street* published an opinion piece entitled, "Why Yahoo CEO Marissa Mayer Must Go." *The Street* stated its conclusion bluntly: "After 40 months of ineffectual leadership, it's time for Yahoo . . . CEO Marissa Mayer to go."

138.   Shortly thereafter, Starboard began exerting additional pressure on Yahoo, in particular, Mayer, to do something to appease stockholders who wanted a return on their investment. On November 19, 2015, Starboard sent a letter to Webb and Mayer, copying the Board. The letter stated in no uncertain terms, "**you should be exploring a sale of Yahoo's core Search and Display advertising businesses . . . and leave Yahoo's ownership stakes in Alibaba Group and Yahoo Japan in the existing corporate entity.**" Starboard admitted that since making its investment in Yahoo, it had "been a vocal proponent of separating Yahoo's core business from its non-core interests, including its stakes in Alibaba Group and Yahoo Japan." For Smith to reach his goal, he needed a sale without any problems.

139.   In February 2016, the Board and management finally succumbed to internal and external pressure. In a February 2, 2016 press release, Mayer announced plans to lay off 15 percent of its staff while she considers selling the Company's core business, yet the sale process dragged

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

on, as many analysts took issue with Yahoo's sincerity about actually selling the core business.

140. On March 23, 2016, Starboard proceeded to set in motion plans to overthrow the entire board of Yahoo, including Mayer. Starboard disclosed its intention to wage a proxy contest in order to nominate nine candidates to Yahoo's Board. In a letter to stockholders, Starboard Managing Member Defendant Smith said the investment firm was "extremely disappointed with Yahoo's dismal financial performance, poor management execution, egregious compensation and hiring practices and the general lack of accountability and oversight by the Board."

141. Following a proxy contest waged by Starboard in order to push a sale of Yahoo's core assets, the Board was forced to enter into a settlement agreement with Starboard and place four new directors on the Board — Smith, Braham, Hartenstein, and Hill. These directors had one singular goal: ensure the sale of Yahoo's core business. This created even stronger incentive to continue concealing the Siberia Intrusion to ensure a sale and finally achieve Starboard's goal.

142. Immediately after the proxy contest settlement, the Board appointed Smith to the Strategic Review Committee, further evidencing his interest in selling the Company and his ability to continue to conceal the Siberia Intrusion.

143. Finally, on July 25, 2016, Yahoo announced that Verizon had emerged victorious from the bidding process and would purchase Yahoo's core operating business for $4.8 billion. Yahoo billed the asset sale as a significant victory for the Company. In a press release, Mayer stated, "The sale of our operating business, which effectively separates our Asian asset equity stakes, is an important step in our plan to unlock shareholder value for Yahoo. This transaction also sets up a great opportunity for Yahoo to build further distribution and accelerate our work in mobile, video, native advertising and social."

I. **The Yahoo Board Conceals the Siberia Intrusion in Connection with the Verizon Transaction**

144. After concealing the Siberia Intrusion from Yahoo users and stockholders in 2014, 2015, and 2016, the Board, including the new directors, and management continued to withhold this material information to achieve the goal of selling the Company's operating business. Specifically, in July 2016, facing intense pressure from stockholders, and desperate to consummate the Verizon

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transaction, the entire Board approved a Stock Purchase Agreement ("SPA") that contained affirmative representations to Verizon that were known by the full Board to be materially false at the time they were made. The SPA was governed by Delaware law.

145. As detailed in the Proxy, the Board was actively involved in overseeing the Verizon transaction, including overseeing negotiations between Yahoo and Verizon. Among other things, the Board oversaw the extensive drafting and "mark-up" process for the relevant transaction agreements, and ultimately approved the agreements, including the SPA.

146. Notwithstanding the fact that the entire Board was well aware of the Siberia Intrusion and knew that Yahoo had experienced what at that time was the largest data breach for a single site in history, at the July 22, 2016 Board meeting, the Board reviewed and approved provisions in the SPA pursuant to which Yahoo expressly warranted that the Company had experienced no security breaches or thefts of data that could be expected to have a materially adverse effect on the Company's business. The Board resolution for the July 22, 2016 Board meeting explicitly states that "the Board has reviewed proposed drafts of the Stock Purchase Agreement."

147. The relevant provision in the SPA is Article II, Clause (p), which provides as follows:

> (p)   To the Knowledge of Seller, there have not been any incidents of, or third party claims alleging, (i) Security Breaches, unauthorized access or unauthorized use of any of Seller's or the Business Subsidiaries' information technology systems or (ii) loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Seller's or the Business Subsidiaries' possession, or other confidential data owned by Seller or the Business Subsidiaries (or provided to Seller or the Business Subsidiaries by their customers) in Seller's or the Business Subsidiaries' possession, in each case (i) and (ii) that could reasonably be expected to have a Business Material Adverse Effect. Neither Seller nor the Business Subsidiaries have notified in writing, or to the Knowledge of Seller, been required by applicable Law or a Governmental Authority to notify in writing, any Person of any Security Breach.

148. The SPA defined a "Security Breach" as "any actual (i) loss or misuse (by any means) of Personal Data; (ii) unauthorized or unlawful Processing, sale, or rental of Personal Data; or (iii) other act or omission that compromises the security or confidentiality of Personal Data."

149. The SPA defined "Knowledge of Seller" to mean "the actual knowledge of the

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officers and employees of [Yahoo] listed in Section 7.01(b) of the Disclosure Schedules. Importantly, Section 7.01(b) of the Disclosure Schedules listed five individuals, including but not limited to "Marissa A. Mayer," "Ken Goldman," and "Ronald S. Bell."

150.   Because Yahoo *did* experience in 2014 a significant "Security Breach" as defined in the SPA — which information was contemporarily known to Mayer, Goldman, and Bell and was known by the full Board at the time of the SPA — the warranties made by Yahoo in Article II, Clause (p) of the SPA were false.

151.   Article 3.10 of the SPA also stated that in entering into the SPA, Verizon "has relied solely upon its own investigation and analysis, and [Verizon] acknowledge that, *except for the representations of [Yahoo] expressly set forth in Article II* and the other Transaction Documents, none of [Yahoo] nor any of its Representatives makes, and Purchaser has not relied on," any other extraneous representation. Thus, Verizon negotiated for a contractual provision that allowed it to rely on the representations made in the SPA. And, according to Article 7.1, Clause (a), the SPA explicitly preserved "claims arising from fraud," meaning Verizon could pursue claims of fraud against those who knowingly made false representations in the SPA.

152.   As alleged herein, Mayer, Webb, Filo, McInerney, Bell, and Goldman all knew that the Siberia Intrusion had resulted in the exfiltration of anywhere from *108 million to ALL* Yahoo user credentials and that the Company did not inform Yahoo users. Further, a majority of the Board — Webb, Mayer, Filo, McInerney, Brandt, and Friedman — had been recently informed at the April 13-14, 2016 Board meeting that hackers had compromised the Company's data security systems within the previous 24 months, which included the Siberia Intrusion, and that the Company was undertaking extraordinary, expensive steps to revamp its data security infrastructure—a monetary undertaking it had never wanted to go through with before. In addition, Braham, Smith, Hill, and Hartenstein — all of whom joined the Board after the April 13-14, 2016 meeting but before the execution of the SPA — were also presumably aware of the Siberia Intrusion and the resulting data exfiltration due to their review of the Board and/or AFC materials and minutes after joining the Board. Indeed, even the most rudimentary due diligence would have uncovered a massive trove of documents relating to the Siberia Intrusion, including CISO updates, presentations to management,

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

large charts presented to the AFC and the Board, incident reports, a third-party forensic report, communications with the FBI in 2014 and 2015, and other information, all of which discussed "large-scale" exfiltration of Yahoo user data. Further, consistent with their legal obligations, the Board and Committee members met and reviewed the relevant facts related to the representations and warranties in the agreement. Clearly, these same Board and Committee members discussed the data breaches, and since Board and Committee members knew of the 2014 breach, clearly all of the Board members would have promptly learned of the breach. Alternatively, if these directors failed to review the prior Board and Committee information and failed to review the SPA, this is clear and reckless disregard for the truth of the statements in the SPA and related public documents, subjecting these directors to liability for fraud.

153.   Each of these Defendants had either actual or constructive knowledge that the Company was *in fact* the victim of a massive hacking incident by state-sponsored hackers that required the Company to completely overhaul its entire data security system.

154.   Thus, at the time the SPA was executed, Defendants Webb, Mayer, McInerney, Filo, Brandt, and Friedman as well as Defendants Braham, Smith, Hill, and Hartenstein knew or turned a blind eye in reckless disregard of the truth that the representations and warranties made in the SPA with regard to security breaches were false when made. Specifically, at the time the SPA was executed, the Board either knew or consciously disregarded that: (i) Defendants Mayer, Webb, McInerney, Filo, Brandt, Friedman, Goldman, and Bell had actual knowledge of the Siberia Intrusion; (ii) management (including Mayer, Bell, and Goldman) had received detailed updates from Messrs. Stamos and Martinez on the impact of the Siberia Intrusion, including that anywhere from *108 million to ALL* user accounts and passwords had been stolen; and (3) the Board and management had failed to disclose the Siberia Intrusion to affected Yahoo users.

155.   Given that the SPA is governed by Delaware law, the Board's actions exposed these Defendants to personal liability for fraud. Under Delaware law, a claim of fraud requires: (i) a false representation, (ii) the defendant's knowledge of or belief in its falsity *or the defendant's reckless indifference to its truth*, (iii) the defendant's intention to induce action based on the representation, (iv) reasonable reliance by the plaintiff on the representation, and (v) causally related damages.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Delaware courts have held that corporate fiduciaries (officers and directors) can be held **personally** liable for fraudulent misrepresentations made in a stock purchase agreement when those fiduciaries knew they were false (or recklessly disregarded the truth) at the time they were made. *See, e.g.*, *Prairie Capital, III L.P. v. Double E. Holding Corp.*, 132 A.3d 35, 61 (Del. Ch. 2014) (denying motion to dismiss and holding that the corporate fiduciaries "can be held liable for fraudulent contractual representations made by the Company" where the complaint alleges that they knew the representations were false or were recklessly indifferent to the truth). Thus, at the time the Board entered into the SPA, Defendants Mayer, Webb, McInerney, Filo, Friedman, and Brandt faced the real prospect that Verizon would assert a claim for fraud against them personally in order to recover damages resulting from their concealment of the Siberia Intrusion.

156. Further, the transaction agreements (specifically, the Reorganization Agreement) provided that Verizon would assume all liability arising from the core business Yahoo was selling to it, including liabilities "arising from or related to any period prior to" closing of the Verizon transaction.

157. Given that the Company knew liability was imminent if and when the Siberia Intrusion was finally disclosed, the Board could not have thought in good faith that Verizon would accept such liability. Thus, the Board and management, in bad faith, approved the SPA and the Reorganization Agreement with knowledge that the Company was already in violation of certain provisions. A corporate fiduciary cannot consciously violate the law.

J. **Verizon Publicly Raises Concerns About a Potential Hack of Yahoo's Systems and the Board and Management Stall to Consider How to Protect Themselves**

158. In late July 2016, Verizon discovered evidence on what is called the "dark web" — an encrypted network of servers often used by hackers — that Yahoo's security may have been breached and user data stolen. Shortly thereafter, Verizon privately raised with Company management concerns that Yahoo user data had been compromised.

159. By early August 2016, rumors had begun to swirl in the marketplace that Yahoo had been the subject of a massive email breach. The Company was thus forced to finally disclose the truth to its users, as it should have done in early 2015 at the latest.

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

160. Even at this point, however, the Company delayed disclosing the Siberia Intrusion until September 22, 2016, in order to minimize the impact of the adverse news on the Company's third quarter results. As Benning & Scattergood analysts noted in an October 18, 2016 report, "Rumors of the email breach surfaced in early August, but the Company did not confirm it until the end of September, which likely mitigated any impact on 3Q16 results."

161. As rumors of a massive breach began to go public, the Board convened four meetings to assess the extent of management's and the Board's knowledge of the Siberia Intrusion. The materials reviewed during the meetings discussed below make clear that the Board understood the full extent of management's and the Board's knowledge of the Siberia Intrusion.

162. On September 13, 2016, more than a week before the Company publicly acknowledged that Yahoo users had been the victim of one of the most significant data breaches in history, Yahoo's Board held a special meeting.[9] The Board relied on management to provide an overview of the Siberia Intrusion, despite the fact that management had concealed the hacking incident from the public for almost two years. The Board did not intervene to ensure that non-conflicted members conducted a review of the materials at this point.

163. At the meeting, management discussed the investigation into the Siberia Intrusion by Dell starting in December 2014, including a discussion of the Dell SecureWorks Report that had been in the possession of the Company for more than a year and a half. Management told the Board about "an investigation of the 2014 Security Incident by Dell SecureWorks and the apparent absence of reference to the data theft in its report." This was absolutely false.[10] Martinez actually called into question the veracity of the Board minutes, noting that he was confused as to why "this document is worded the way it is" because the Dell SecureWorks Report "says something different" — *i.e.*, the Company knew about data exfiltration in 2014 and by early 2015 at the latest and the

[9] Consistent with the Company's concealment of the Siberia Intrusion, Yahoo never produced the board materials reviewed during the September 13, 2016 Board meeting in response to the stockholder inspection demand.

[10] The Board approved the minutes for the September 13, 2016 meeting. In doing so, the Board created a corporate record that contains patent falsehoods, because the Dell SecureWorks Report referenced in the minutes directly contradicts the statement contained in the minutes. It is reasonable to infer that the Board whitewashed the Board minutes in order to continue concealing the Company's knowledge of the Siberia Intrusion and the accompanying data exfiltration. In short, this was part of the broader plan devised to cover up the truth.

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fact of exfiltration was clearly stated in the Dell SecureWorks Report. Towards the end of the meeting, the Board had a privileged discussion concerning the plan for future updates to the AFC and the Board. There can be no doubt that the Board was fully briefed on the investigation into the Siberia Intrusion conducted by the AFC, as well as management.

164.   Two days later — on September 15, 2016 — the AFC received a packet of materials compiling what it knew about the Siberia Intrusion *before* the Verizon transaction. The package of materials had been sent to the AFC members via e-mail. While minutes were not produced for this meeting, based on the recipients of the AFC materials, it is reasonable to assume that Defendants Brandt, Braham, Webb, and McInerney were privy to this information.

165.   The package of materials included:

(a)   a document entitled, "Executive Briefings;"[11]

(b)   a presentation from Alex Stamos to Marissa Mayer disclosing the history of intrusions into Yahoo's networks;

(c)   a document entitled, "Users to Be Notified;"[12]

(d)   a copy of the Dell SecureWorks Report;

(e)   the CISO update from the June 25, 2014 Board meeting;

(f)   Board minutes for the June 24, 2014 Board meeting;

(g)   the CISO update for the October 15, 2014 AFC meeting;

(h)   AFC Minutes for the October 15, 2014 AFC meeting;

(i)   the CISO update for the April 15, 2015 AFC meeting;

(j)   AFC Minutes for the April 15, 2015 AFC meeting;

(k)   the CISO update for the June 23, 2015 AFC meeting;

---

[11] The Company has claimed privilege over a 72-page document entitled, "Executive Briefings." As discussed above, Mr. Stamos and Mr. Martinez routinely updated management on all relevant facts relating to the Siberia Intrusion. The Company has presumably claimed privilege over documents evidencing management's knowledge of the Siberia Intrusion. Thus,, as of September 15, 2016, the AFC knew that Marissa Mayer, Ron Bell, David Filo, and Ken Goldman (as well as other executives) had full knowledge of the Siberia Intrusion and the compromised Yahoo user credentials.

[12] Although redacted for privilege, this document clearly shows that the AFC was already contemplating notifying Yahoo users on September 15, 2016. There is no doubt that the AFC knew, before conducting any investigation, that data had been exfiltrated.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

1   (l) AFC Minutes for the June 23, 2015 AFC meeting;

2   (m) the CISO update for the October 14, 2015 AFC meeting;

3   (n) AFC Minutes for the October 14, 2015 AFC meeting;

4   (o) information on information security advisor (Stroz Friedberg), legal advisor

5   (Hutton & Williams), and public relations advisor (Joelle Frank); and

6   (p) a package on messaging, including draft notifications to users regarding the

7   Siberia Intrusion, a talking points memorandum for Verizon negotiations, and

8   draft press releases.

9 166. The AFC materials did not contain any new forensic analyses conducted by the

10 Company. Rather, the AFC members merely reviewed previous Board and AFC minutes and

11 materials — an implicit admission that this information had been previously reported to members

12 of the Board — and messaging for notifying Yahoo users — a clear admission that the Company

13 already determined that data had been compromised.

14 167. The materials distributed to the AFC on September 15, 2016 strongly suggest that

15 the AFC assessed the Board's and the Company's liability for failing to disclose the Siberia Intrusion

16 in a timely fashion. The AFC reviewed the Dell SecureWorks Report detailing the Siberia Intrusion,

17 highly-relevant security briefings to the Board and AFC between June 2014 and October 2015,

18 including the October 2014 presentation that disclosed "[s]everal major incidents" comprising the

19 Siberia Intrusion, and the June 2015 presentation, in which Martinez provided the AFC with a

20 "Nation State Update" relating to the findings of the Dell SecureWorks Report.

21 168. Moreover, the AFC materials contained proposed messaging to Yahoo users about

22 the Siberia Intrusion and the need to reset passwords. The messaging included material

23 misrepresentations of fact regarding the Company's knowledge of the Siberia Intrusion. For

24 example, in one notification, the Company stated that it "*recently* determined that, in late 2014, an

25 agency of a foreign government stole certain Yahoo users' information." This is knowingly false.

26 The AFC was provided and reviewed the Dell SecureWorks Report *from February 2015*, which

27 concluded that user data was exfiltrated. Thus, despite knowing the true facts regarding the Board's

28 and management's contemporaneous knowledge of the Siberia Intrusion and resulting data

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

exfiltration, Brandt, Braham, and McInerney continued to conceal the fact that the Company had known about the Siberia Intrusion for nearly two years prior to September 2016.

169. Furthering the inference that the AFC's September 15, 2016 review was devoted to assessing its liability for failing to promptly disclose the Siberia Intrusion to the public, the AFC reviewed the risk disclosures relating to "security" enumerated in Yahoo's second quarter 2016 Form 10-Q. It is apparent that the AFC reviewed Yahoo's risk disclosures because it was concerned that investors would accuse the Company of withholding material information and was, therefore, attempting to determine whether the Company's disclosures were sufficient to insulate it from liability under the securities laws.

170. On September 17, 2016, the Board held a meeting to discuss the Siberia Intrusion, at which Defendants Webb, Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, Shaw, and Smith were present.[13] Additional meeting attendees included Bell and Rossiter, both of whom had received repeated updates regarding the Siberia Intrusion from Stamos in 2014 and 2015.

171. At the September 17, 2016 meeting, Mayer led a discussion regarding the investigation into the Siberia Intrusion. During the conversation, Bob Lord, then-CISO, discussed "the process used by the state-sponsored actor to impersonate users, how cookies were forged and used to log in the system, and how the Company was able to detect the state-sponsored actor." Cookies are software "tokens" stored in users' browsers; they retain information which, among other things, enables users to bypass efforts, such as logging in each time to their Yahoo account. A forged cookie tricks a website into thinking it was the original cookie. If a hacker places that forged cookie on their own machine, it would appear to Yahoo that the hacker's browser had a legitimate cookie to bypass the login process and, as a result, the hacker could stay logged in to the user's account for as long as they wanted without ever having to enter a password. Despite being aware that the Russian hackers had minted forged cookies for Yahoo user accounts, the Board failed to disclose this information until November 2016.

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[13] The Company did not produce any materials for the September 17, 2016 Board meeting. This is troubling because the minutes explicitly state that "Ms. Mayer directed the Board's attention to the materials pertaining to the Company's investigation into the data security incident involving the potential exfiltration of data by what the Company believed to be a state-sponsored actor in late 2014 (the '2014 Security Incident'), *which were distributed to the Board in advance of the meeting*." It appears that these materials are being improperly withheld by the Company.

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172. Further, despite all Board members being advised about the forged cookie incidents at the September 17, 2016 Board meeting, all Board members acted in bad faith and breached their fiduciary duty of loyalty because they failed to cause Yahoo to notify consumers of the forged cookie incidents immediately. Instead, the Board did not cause Yahoo to notify consumers of the forged cookie breaches from 2015-2016 (which were related to the Siberia Intrusion) *until February 2017*. As the Director Defendants were well aware, California law and that of many other states required Yahoo to immediately notify consumers of the forged cookie breaches, and thus consumers should have been notified immediately after the September 17, 2016 Board meeting. Instead, no notice to consumers was provided until February 2017, more than five months later.[14]

173. Also at the September 17, 2016 meeting, Brandt discussed the importance of receiving more information from the investigation so that the Company can provide more complete and accurate information to the Company's users and the public. The Board subsequently had a discussion, which most likely included the materials that had been reviewed during the September 15, 2016 AFC meeting, especially considering the Board had previously made clear its intention to receive updates from the AFC during the September 13, 2016 Board meeting. As such, at the September 17, 2016 meeting, the Board was told about the CISO updates given to the AFC from October 2014 to October 2015 regarding the Siberia Intrusion. Despite having sufficient evidence to conclude that McInerney had contemporaneous knowledge of the Siberia Intrusion, the Board authorized the AFC (which included McInerney) to "investigate" the hacking incident, what employees in the Company knew about it, and when they knew it.

174. On September 19 and 21, 2016, the Board held telephonic meetings to discuss the investigation into the Siberia Intrusion. Although these meetings are referenced in the September 27, 2016 Board minutes, the Company did not produce minutes from these meetings in response to the stockholder inspection demand. This is another example of the Company covering up highly-relevant conversations pertaining to the liability of the Board arising from the Siberia Intrusion.

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[14] Yahoo quietly disclosed the Forged Cookie Breach on November 9, 2016, burying the disclosure in two brief references in a 141-page Form 10-Q, which references were overshadowed by the ongoing coverage of the 500 million Siberia Intrusion and then the bombshell 1 billion user 2013 breach. Although it made this short disclosure in the 10-Q, Yahoo did not notify any users at the time of the Forged Cookie Breach.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

175.　On September 22, 2016, the AFC received and reviewed a package of materials similar to the materials that were provided to the AFC on September 15, 2016.[15] ███████

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176.　The AFC also reviewed the Incident Presentation created by Martinez in or around 2015, which formed the basis for the updates provided to the AFC and management in 2015. The Incident Presentation clearly referenced data exfiltration, as it was titled "Project Siberia Update: Data Exfiltration Findings." In one slide, the Incident Presentation summarized the conclusions of the information security team's "Impact Analysis." The slide plainly stated that the Siberia Intrusion

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177.　Moreover, the Impact Analysis provided an estimate of the number of Yahoo user credentials that had been compromised. The range provided in the Incident Presentation was staggering. The AFC was told that in 2015, the information security team had estimated that anywhere from *108 million to all* credentials had been compromised. Thus, as of September 22, 2016, the AFC was told that the Company had known how many accounts had been compromised as a result of the Siberia Intrusion. Again, the Incident Report provided no new forensic analyses — only the forensic analyses conducted by the Company in 2014 and 2015. Thus, the AFC knew that the Company (including management and the Board) had knowledge by early 2015 at the latest that potentially all Yahoo user credentials were compromised during the Siberia Intrusion.

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[15] Yahoo refused to produce minutes from the September 22, 2016 meeting in response to the inspection demand made pursuant to Section 220, and still has not produced them in response to expedited discovery ordered by the Court in this action. This is once again an example of the Company's attempt to conceal the truth from Yahoo stockholders.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

178.   Concerned about potential liability due to the Board's failure to act on this information, the AFC put in motion a series of events that would attempt to further hide the truth from Yahoo users, stockholders, and (potentially) the judicial system.

K.   On September 22, 2016, the Board Issues a False Press Release in Hopes of Buying Time to Figure Out How to Conceal the Truth

179.   On September 22, 2016, Yahoo issued a press release providing information to users regarding the 2014 Data Breach, which was filed as an exhibit to the Company's Form 8-K (the "September 22, 2016 Press Release").

180.   The September 22, 2016 Press Release stated, in part:

> ***A recent investigation by Yahoo! Inc. (NASDAQ: YHOO)*** has confirmed that a copy of certain user account information was stolen from the [C]ompany's network in late 2014 by what it believes is a state-sponsored actor. The account information ***may have*** included names, email addresses, telephone numbers, dates of birth, hashed passwords (the vast majority with bcrypt) and, in some cases, encrypted and unencrypted security questions and answers.[16]

181.   The September 22, 2016 Press Release was materially misleading because it did not mention that the Company, its management, the Board, and the AFC had known about the Siberia Intrusion since at least early 2015. Specifically, it was misleading because it suggested that the data exfiltration was only discovered through a "recent" investigation, when in fact the Company had conducted an internal investigation ***in 2014 and 2015***, had hired Dell ***in 2014*** to perform a forensic investigation, which culminated in the production of the Dell SecureWorks Report in February 2015, and concluded ***at that time*** that at least ***108 million*** — and potentially ***ALL*** — Yahoo user credentials had been compromised. It was also materially misleading because it failed to disclose that the Company was apprised by at least ***early 2015*** that a state-sponsored actor was behind the exfiltration.

182.   Moreover, the September 22, 2016 Press Release stated that the stolen account

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[16] When the Final Proxy was issued on April 24, 2017, the Company decided not to incorporate the September 22, 2016 Form 8-K by reference. Instead, the Proxy disclosed the exact same language as the Form 8-K, but omitted the bolded and italicized language found in this paragraph. This is because the Company knew that, at a minimum, the statements made were misleading. Despite these statements being misleading, the Company has failed to issue a correction to the September 22, 2016 Form 8-K. This is because the Board continues to conceal the truth relating to the Company's investigation into the Siberia Intrusion.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

information "*may have* included names, email addresses, telephone numbers, dates of birth, hashed passwords (the vast majority with bcrypt) and, in some cases, encrypted or unencrypted security questions and answers." This was materially misleading because the Dell SecureWorks Report — which the AFC had reviewed on September 15, 2016 — explicitly stated that this exact information had in fact been stolen.

183.   Finally, the September 22, 2016 Press Release was knowingly false and misleading because it failed to disclose that the Board knew that the Russian hackers had been minting cookies in 2015 and 2016, and that these events, which constituted a separate data breach, were related to the Siberia Intrusion — a fact the Board learned during the September 17, 2016 meeting.[17] As noted supra, Yahoo made no disclosure of the Forged Cookie Breach until it filed its Form 10-Q on Nov. 9, 2016, and failed to notify users of the Forged Cookie Breach until February 2017.

184.   In sum, the September 2016 Press Release merely bought the Board time to determine how to best conceal the true facts from the public. As discussed below, the Board ultimately decided to abdicate its fiduciary duties by completely delegating the investigation into the Siberia Intrusion to conflicted individuals and outside attorneys. The Board's decision was the equivalent of "Don't Look, Don't Tell" — turning a blind eye to the underlying facts and relying solely on the conclusions generated by a flawed investigation.

L.   The Board Devises a Plan to Continue Concealing the Siberia Intrusion by Conducting a Flawed Investigation

185.   As discussed above, during the September 17, 2016 Board meeting, the Board formally tasked the AFC with the responsibility of "investigating" the Siberia Intrusion. At that time, Defendants Brandt, Braham, and McInerney were the members on the AFC.

186.   On September 27, 2016, the Board convened a meeting to discuss the Siberia Intrusion investigation and recent press coverage regarding the same. Defendants Webb, Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, McInerney, Smith, and Bell were present.

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[17] The Board did not disclose this fact until November 2016. The Board deliberately withheld this information from the public in order to avoid inundating the public with numerous reports of hacking incidents all at once, which would have put them on notice that the Company had utterly failed to protect Yahoo's user information and accounts. The failure to disclose this material fact was done in bad faith as a way to conceal the full extent of the damage.

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187. At the September 27, 2016 meeting, Larry Sonsini, outside legal counsel, made a presentation to the Board regarding the exfiltration of data by what the Company believed to be a state-sponsored actor in late 2014. In a privileged discussion, Mr. Sonsini provided an overview of the AFC's recent review of the materials made during the September 15 and 22, 2016 AFC meetings. The discussion pertained primarily to the oversight and management process and the AFC's ongoing investigation related to the Siberia Intrusion. Following a discussion, the Board approved the formation of the Independent Committee to conduct the sole and exclusive independent investigation on behalf of the Board of the Siberia Intrusion. The members of the Independent Committee were Defendants Brandt and Braham. The Board concluded that Defendant McInerney should no longer oversee the investigation into the Siberia Intrusion given that he was on the AFC in 2015, when it had been briefed at least twice (by Stamos and Martinez) on the Siberia Intrusion. Thus, the Board knew that Defendant McInerney had knowledge of the Siberia Intrusion, representing a conflict of interest. Despite recusing Defendant McInerney from the Independent Committee, the Board continued to allow him to lead the Strategic Review Committee — a role that, as discussed below, allowed McInerney to renegotiate a release for himself and others relating to claims held by Verizon relating to the SPA.

188. Following the establishment of the Independent Committee at the September 27, 2016 Board meeting, the Board discussed "certain matters relating to the press coverage of the [Siberia Intrusion]." While the minutes do not provide any insight into this discussion, there can be no doubt that the Board discussed a recent article mentioning how Yahoo had ███████████

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189.   The September 24, 2016 e-mail clearly shows ████████████████████████

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████████████████████████████████ Defendants Hill and Smith shared the concerns raised in the

September 24, 2014 e-mail with the other Starboard Directors — Defendants Braham and

Hartenstein, given that all of them joined the Board with the common interest in mind — assuring

a quick sale of Yahoo's operating business. The full Board knew and discussed the concerns raised

in the September 24, 2016 e-mail during the September 27, 2016 Board meeting.

190.   At the October 5, 2016 meeting, the Board approved a resolution outlining the tasks

of the Independent Committee, including "to investigate and evaluate the handling by and

knowledge of, and internal and external reporting by the Company in connection with the November

2014 Cybersecurity Incident [the Siberia Intrusion]," including but not limited to "cyber security

risk assessments," "communications and processes," "incident response," "forensic investigation,"

"data breach notification," "evaluation and responsiveness of the Company to government agencies

in the United States and internationally," "remedial cybersecurity measures and safeguards adopted

or not adopted, by the Company," "public reporting," and "communications and reporting of the

Company to the Board and its Committees, related to such November 2014 Cybersecurity Incident."

191.   The October 5, 2016 Board resolution specifically provided that the Independent

Committee could engage Sidley Austin as its independent legal counsel.

192.   The structure of the Independent Committee was done purposefully to shield facts

from the public to protect management and the Board from liability. In fact, throughout this

litigation, the Company has claimed privilege over even the most mundane facts underlying the

Independent Committee's investigation based upon an untenable assertion that *facts* communicated

to the Board members by attorneys are subject to the attorney-client privilege.

193.   The structure of the Independent Committee's investigation deserves a negative

inference at the pleading stage, especially in light of the erroneous conclusions made by the

Independent Committee, which exonerated everyone involved in the cover up except Bell. But as

the Board and AFC materials from 2014 and 2015 demonstrate, Bell is not the only individual who

had contemporaneous knowledge of the Siberia Intrusion and the resulting data exfiltration, and yet

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

failed to act on that knowledge at the time. Nor is Bell the only individual to blame for the Company's failure to disclose and the accompanying cover-up — the entire enterprise is involved.

194. Despite acknowledging Mayer's and Bell's knowledge of the Siberia Intrusion at the September 27, 2016 meeting, the Board permitted Mayer and Bell to play a substantial role in the investigation.[18] Mayer had key input into the internal investigation and was never recused from participation in the internal investigation. The full Board had known since at least September 2016 that Mayer had contemporaneous knowledge of the 2014 Data Breach, and yet allowed Mayer to participate in the internal investigation at all relevant times by allowing her to provide key information and to fully participate in all Board meetings. Indeed, it was not until the end of February 2017, when the Independent Committee's findings were presented to the full Board, that Mayer was recused from the portion of the meeting where her knowledge and culpability were discussed. This was the only time Mayer was ever recused from any Board meeting discussing the internal investigation. Allowing Mayer to participate in the process tainted the investigation because Mayer was a primary source of information for the Independent Committee, even though Mayer had a vested interest, and therefore a conflict, in having any role whatsoever in the investigation since she had contemporaneous knowledge of the 2014 Data Breach and failed to cause Yahoo to disclose the data breaches or take corrective action.

195. Similarly, Ron Bell was not disqualified from participation in the internal investigation conducted by the Independent Committee until February 6, 2017, at the very end of the committee's investigation. Bell's formal recusal came just two weeks before the Independent

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[18] The Board also took affirmative steps to taint the investigation into the Siberia Intrusion. In October 2016, the Board hired Art Chong as an outside legal advisor for Yahoo, paying him a salary of $100,000 per month plus expenses. Immediately thereafter, Defendant Brandt involved Chong in the internal investigation into the Siberia Intrusion. Art Chong was clearly conflicted. Defendant Brandt, with input from Defendant McInerney, had previously identified Art Chong as an ideal candidate to serve as the General Counsel of Altaba on September 22, 2016, even though neither Brandt nor McInerney were on Yahoo's Nominating Committee which was responsible for hiring executives such as the General Counsel position. The promise of future work coupled with the fact that Defendant McInerney would be his boss made it very likely that Chong would not want to rock the boat. It is no wonder Defendant McInerney was cleared of any wrongdoing. Chong's "work" was handsomely rewarded. Immediately following the flawed investigation into the Siberia Intrusion, Chong was named General Counsel of Yahoo on March 1, 2017. He was also named General Counsel of Altaba, a position that will pay him a $1 million cash salary, an annual targeted cash bonus of another $1 million, and the chance to earn additional deferred compensation of up to $12 million.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Committee completed its investigation and presented its conclusions to the full Board. Bell's participation in the process tainted the investigation because Bell was a primary source of information for the Committee and he was Yahoo's main liaison with Larry Sonsini, Esq., who personally represented Yahoo in board meetings. Bell had a vested interest, and therefore a conflict, in having any role whatsoever in the investigation since he had contemporaneous knowledge of the 2014 data breach and failed to cause Yahoo to disclose the data breaches or take corrective action. The Company admitted Bell's conflict when it asked him to "resign" in February 2017, causing Bell to lose out on tens of millions of dollars of compensation (the Preliminary Proxy stated that Bell stood to receive an estimated $12,390,234 in golden parachute payments; because of his firing/resignation, Bell will not receive any of such payments). Because Yahoo has now acknowledged that Bell had contemporaneous knowledge of the 2014 data breach and failed to disclose the breach to users, as required by applicable law, Bell had an obvious conflict of interest in taking part in the investigation because he had a vested interest to cover up his knowledge and that of others with whom he was working at the time.

196. By allowing Bell and Mayer to participate in the internal investigation (including overseeing aspects of documents collection and providing key information to the Independent Committee, the Board, and the SRC about the Siberia Intrusion) and fully participating in Board and Board committee meetings discussing the Siberia Intrusion and its effect on the Verizon transaction, Yahoo and the Independent Committee allowed the entire internal investigation to be tainted. As discussed herein, the Independent Committee's conclusions are tainted because the Board knowingly and in bad faith permitted Defendants Mayer and Bell to participate in the investigation, despite their role in concealing the data breach for years.

197. Rather than handle these conflicts up front, the Independent Committee took a backseat and completely delegated the investigation to other persons, principally their outside law firm, Sidley Austin. At his deposition, Brandt (who chaired the Independent Committee) testified that 100 percent of his knowledge of the facts came from lawyers at Sidley Austin who actually performed the investigation, and Brandt was instructed not to answer any question whatsoever regarding what facts the Sidley Austin lawyers uncovered as part of their investigation, under the

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claim of attorney-client privilege and work product. However, the reliance on counsel was in bad faith, because the facts clearly show that the Board had sufficient facts to question the conclusions of Sidley Austin but decided to abdicate their fiduciary duties to the Company. In short, the Independent Committee sought to turn a blind eye to widespread misconduct.

M. The Board's Previous Conscious, Bad-Faith Decision to Fail to Properly Respond to the Siberia Intrusion Results in Even More Problems at Yahoo

198.   As discussed above, the Board was extensively briefed about the Siberia Intrusion and IT projects necessary to protect Yahoo's computer systems from another hack. In response to detailed presentations from Yahoo's CISO and others requesting authorization for such projects to respond to the Siberia Intrusion, ████████████████████████████████████ ██████████████████████████████████. The Board had notice of these hacking incidents from 2008 to 2012. By failing to take action in the face of the known duty to act, the Board left the Company vulnerable to intrusions by hackers. With respect to the Siberia Intrusion, liability does not merely rest on knowingly failing to implement an adequate data security infrastructure. Rather, the Board and management knew the exact impact of the Siberia Intrusion, yet they intentionally suppressed the fallout to protect their jobs and facilitate a sale of the Company's core business.

199.   In September 2016, following the initial forensic examination, the Company discovered a separate and earlier hacking incident from 2013. In an e-mail dated September 29, 2016, Defendant Braham told Defendant Smith: "Unfortunately we heard late last night that the team discovered another earlier intrusion, by a non state actor." Nonetheless, the Company delayed for two-and-a-half months before notifying users of this earlier breach. On December 14, 2016, the Company disclosed that it believed an unauthorized third party stole data associated with more than *one billion* user accounts in August 2013. Similar to the affected accounts for the 2014 Data Breach, the 2013 Data Breach compromised the following user information: e-mail addresses, telephone numbers, dates of birth, passwords and, and user security questions and answers.

200.   Due to this breach, hackers gleaned any private information in the Yahoo user's email, contacts, and calendars. This includes financial communications, records containing credit card, retail accounts, banking information, account passwords, IRS documents, and social security

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numbers conducted through email in and addition to other confidential information frequently referred to as Personal Identifying Information.

201.   Almost another year after this disclosure, Yahoo astounded the world again with an atrocious fact related to the 2013 Data Breach. On October 3, 2017, Yahoo announced that the 2013 Data Breach was significantly larger than initially disclosed and affected nearly every single account out of the *3 billion* user accounts. No explanation was given as to why it took nearly a year for Yahoo to determine that closer to three billion — instead of one billion — accounts had been compromised in 2013. As demonstrated *supra*, the information contemporaneously available to and known by the Board in 2014 and 2015 – including the hackers compromise of the UDB and transfer of the UDB data to a website in Russia – was sufficient to alert the Board to the fact that all users had been affected since the UDB contained the information about all Yahoo's users.

202.   Despite this wealth of information conceding the ongoing security breaches and issues, Yahoo claims to have been completely ignorant of the 2013 Data Breach until being notified by law enforcement in 2016. This claim is false.

203.   The 2013 Data Breach is the biggest data breach in history, and Yahoo knew its security measures were inadequate. For instance, at the time of the 2013 Breach, Yahoo was still using technology for encryption called MD5 despite warnings of this technology's ineffectiveness at least five years earlier. Renowned security analysts had for years denounced this technology, and Yahoo ignored these warnings instead of upgrading their security measures. Ultimately, Yahoo's reckless and or negligent disregard for the privacy of its users caused it to continue to use the MD5 technology, which allowed for the most pervasive hack in history.

204.   Moreover, as alleged herein, the Board permitted Defendants Mayer and Bell to remain intricately involved in the investigation into the underlying hacking incidents at Yahoo. Given the subsequent disclosure that 3 billion users had been impacted, the Board's decision to permit conflicted individuals to remain involved in the investigation led to a tainted investigation in which the truth was covered up to facilitate the transaction. The delayed disclosure regarding the vast extent of the 2013 Data Breach further evidences that the investigation was tainted and makes clear that Mayer and Bell, with the Board's approval, continued to conceal this information by

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conducting a sham investigation.

205. While the 2013 Data Breach exposed the Company to additional liability, Verizon had already explained to the Company that the Siberia Intrusion alone constituted a breach of the SPA. Therefore, while the Board is ultimately responsible for the damages flowing from the 2013 Data Breach, ███████████████████████████████████, it represents a separate and distinct injury that does not constitute an intervening cause of the damages flowing from the renegotiation with Verizon.

N. Yahoo's Security Is Breached Once Again in 2015 and 2016 via "Forged Cookies" and Yahoo Once Again Delays Notifying Its Users of the Breach

206. Between 2015 and 2016, Yahoo's data security was breached once again. This attack involved "forged cookies" —files placed on user computers when they log in so that users do not need to log in each time they start a new session. These authentication cookies contain information about the user's session with Yahoo and can contain a great deal of information about the user, such as whether that user has already authenticated to the company's servers.

207. The attackers in this incident, thought to be the same parties involved in the 2014 Data Breach, were able to forge these authentication cookies, granting them access to targeted accounts without the need to supply the account's password. In addition, the forged cookies allowed the attackers to remain logged into the hacked accounts for weeks or indefinitely.

208. The "Forged Cookies" incident appears to be related to the 2014 Data Breach because the hackers therein used some of the data obtained in the 2014 Data Breach to then forge cookies, help others forge cookies, or use the cookies to gain actual access to specific accounts.

209. Yahoo's failure to notify its users of the 2014 Data Breach in a timely manner, as well as its failure to adequately improve its data security after the 2014 Data Breach directly allowed hackers to continue to infiltrate Yahoo's databases in 2015 and 2016.

210. Once again, there was no response from, or disclosure by, Yahoo.

211. Instead of disclosing the serious data breaches that took place, Yahoo solicited offers to buy the company. Yahoo's failure to disclose the data breaches while soliciting offers prevented a mass exodus of Yahoo users who might otherwise have left the Company after finding out about

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the data breaches.

212.   The Board – despite being provided with actual knowledge of the Forged Cookie Breach at the September 17, 2016 meeting, did not cause Yahoo to notify users until February 2017. *See* Michelle Castillo, Yahoo's New Hack Warning Comes From a Third Breach, the Company Says, CNBC, Feb. 15, 2017.

O.   The Board Issues a False Annual Report Disclosing the Erroneous Findings of the Sham Investigation

213.   On March 1, 2017, the Board issued its annual report for the year ending December 31, 2016 (the "2016 Form 10-K"). The 2016 Form 10-K disclosed the Independent Committee's findings and conclusions of its investigation into "the scope of knowledge within the Company in 2014 of access to Yahoo's network by the state-sponsored actor responsible for the theft and related incidents, the Company's internal and external reporting processes and remediation efforts related to the 2014 Security Incident and related incidents."

214.   As an initial matter, the Independent Committee acted in bad faith by restricting its investigation into the scope of knowledge within the Company of access to Yahoo's network by the Russian hackers solely to *2014*. The Independent Committee did not investigate the scope of knowledge of the Board and management in *2015 or 2016*. The specific facts in support of this conclusion are found in the Company's 2016 Form 10-K, filed on March 1, 2017, which stated: "an independent committee (the "Independent Committee") of the Board of Directors (the "Board") has investigated the Security Incidents and related matters, including ***the scope of knowledge within the Company in 2014*** of access to Yahoo's network by the state-sponsored actor responsible for the theft and related incidents, the Company's internal and external reporting processes and remediation efforts related to the 2014 Security Incident and related incidents."   By the Company's own admission, the Independent Committee, in bad faith, restricted its investigation to the scope of knowledge within the Company of the Siberia Intrusion to 2014.

215.   As alleged herein, the information security team and Dell SecureWorks did not fully investigate, analyze, and conclude their investigations into the Siberia Intrusion until 2015. In sum, the Independent Committee unreasonably restricted the time period of the investigation — based on

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its own admission — in order to manufacture a record suitable for public disclosure. This bad-faith decision to artificially restrict the investigation renders all Board members complicit in the concealment of the Siberia Intrusion.

216. As discussed below, as a result of the artificially circumscribed scope of the investigation, the Independent Committee's primary conclusions are materially false and were made in bad faith.[19]

Conclusion #1: Siberia Intrusion Was Not Thoroughly Investigated and Analyzed

217. The Independent Committee concluded that "the 2014 Security Incident was not properly investigated and analyzed at the time." This is utterly false. Mr. Martinez's response when shown the exact language in the 2016 Form 10-K speaks for itself:

> ***That's bullshit.*** Right. It was thoroughly investigated for months. ***So that is false.*** And it's a statement made by people who weren't there, who came in years after the fact and try to reconstruct something they had nothing to do with.

218. Although the 2016 Form 10-K explains that the legal team did not thoroughly investigate and analyze the Siberia Intrusion, the information security team was tasked with actually conducting the investigation and analysis of the Siberia Intrusion. Additionally, Mr. Martinez had direct contact with the legal team throughout the investigation of the Siberia Intrusion, and thus had personal knowledge of the extent of the legal team's investigation.

219. The facts alleged herein independently support a finding that the investigation and analysis of the Siberia Intrusion conducted by the information security team, and overseen by the legal team, was thorough. Internally, Yahoo created its own incident report for the Siberia Intrusion, including a description and chronology of events, results of the analysis, and conclusions reached. At all times, the information security team fully documented the incident. There were numerous meetings to discuss the Siberia Intrusion. The information security team held daily meetings — sometimes more than one per day — for months. The legal team repeatedly attended most of the information security team's meetings. ████████████████████

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[19] This section provides an overview of facts presented to the Independent Committee during its investigation. Both Mr. Martinez and Mr. Stamos were interviewed by Sidley Austin. Thus, all facts disclosed by those individuals were reported to the Independent Committee members during the course of the investigation.

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███████████████████████████ ███████████████████████████████████

███████████████████████████████████. Further, Dell SecureWorks, a third-party

forensic expert, conducted a forensic analysis of the Siberia Intrusion and generated a report

detailing the large-scale intrusion and ongoing data exfiltration. From October to December 2014,

Mr. Stamos met with senior management on four or five occasions to discuss the Siberia Intrusion.

Mr. Stamos provided extensive updates to Jay Rossiter and Mr. Bell, who were simultaneously

attending weekly update meetings with Ms. Mayer.

220. To say that the investigation and analysis was not thorough is a fabrication built on

a complete recreation of events that seeks to place blame on legal staff incapable of speaking out

about the truth due to ethical restraints. Unlike lawyers, however, Mr. Stamos and Mr. Martinez

were able to speak openly about the investigation, and had no incentive to lie (both are no longer

with the Company). The facts clearly show that if given a chance, members of the legal team would

also disagree with the findings of the Independent Committee.

Conclusion #2: Certain Senior Executives Did Not Comprehend the Siberia Intrusion

221. The Independent Committee also concluded that "certain senior executives did not

properly comprehend or investigate, and therefore failed to act sufficiently upon, the full extent of

the knowledge known internally by the Company's information security team." Defendants

explained the meaning of this disclosure to the Court: "the Independent Committee did not conclude

… that senior executives, including Ms. Mayer and Mr. Filo, were aware that large-scale

unauthorized exfiltration of user account information or large-scale compromise of user accounts

had occurred as part of the 2014 Security Incident." Brandt stated that the Independent Committee's

findings that "certain senior executives" had contemporaneous knowledge of the Siberia Intrusion

did not include *anyone* outside of the legal department.

222. The Independent Committee's findings are patently false, as Defendant Filo and

Mayer – both of whom stood to receive substantial Golden Parachute payments – clearly had

knowledge of the Siberia Intrusion. Mr. Martinez testified that his team "communicated very well

during this incident" and that there "was ample knowledge of everything that was happening, the

impact, and what needed to be done." Mr. Martinez reported all facts about the breach up the chain

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of command and did not leave anything out. Mr. Stamos testified that he, in fact, shared the incident report for the Siberia Intrusion with management. Mr. Stamos also testified that Defendants Mayer, Bell, and Filo had contemporaneous knowledge of compromised Yahoo user accounts. In fact, Mr. Stamos has no doubt that Defendant Mayer knew about the Siberia Intrusion, and that he effectively communicated the Siberia Intrusion to Defendant Filo.

223.   Mr. Stamos testified that his team "had communicated everything we knew to upper management," and that "the statement [in the Proxy] seems to be getting to this idea that our team are the only one that knew there was UDB access [i.e., that usernames and passwords were compromised], and *that is definitely not true*."   Indeed, the statement in the 10-K is directly undermined by the fact that the Dell SecureWorks Report expressly refers to data exfiltration.

224.   Moreover, the Independent Committee's assertion (conveyed via the 2016 Form 10-K, which was signed by all directors) that senior executives did not properly comprehend what the Company's information security team knew is also patently false. In the Company's 2016 Form 10-K, the Company stated that it took certain remedial actions in 2014 in response to the Siberia Intrusion, including, among other things, "notifying 26 specifically targeted users." ▮▮▮▮

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▮▮▮▮▮▮▮▮▮▮▮▮▮▮ Although the Company decided to notify 26 specifically targeted users, the Board decided to forego notifying the remaining 500 million users whose usernames and passwords had been compromised as a result of the Siberia Intrusion. ▮▮▮▮

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

1 ████████████████████████████

2 226. ██

3 ██

4 ████████████ Thus, senior executives comprehended the Siberian Intrusion.

5 227. For these reasons, these statements are false and appear to be part of an explicit

6 attempt to protect Ms. Mayer, Mr. Filo, Mr. Goldman, and the Board by concealing the true extent

7 of their knowledge of the Siberia Intrusion.

8 **Conclusion #3: The Board and AFC Did Not Fully Appreciate the Siberia Intrusion**

9 228. The Independent Committee also concluded "that the Audit and Finance Committee

10 and the full Board were not adequately informed of the full severity, risks, and potential impacts of

11 the 2014 Security Incident and related matters." Defendants again took the liberty of explaining

12 this passage to the Court, which means that "[t]he AFC and the Board were not informed that there

13 had been large-scale access to user accounts or exfiltration of data from the Company's user

14 database." These statements are false.

15 229. The depositions of Mr. Stamos and Mr. Martinez show that the Independent

16 Committee has made and is making false representations. As discussed above, the AFC received at

17 least two briefings on the Siberia Intrusion. During one of those briefings, on April 15, 2015,[20]

18 Stamos testified that he brought "a very large chart" "that showed the data flow between all of the

19 different machines" and demonstrated exactly how files were "moved" from one machine to

20 another. Moreover, during that same meeting, the AFC was provided an update on the Company's

21 ██

22 ██████████████████████

23 230. Mr. Martinez testified that he disclosed to the AFC every relevant fact relating to the

24 Siberia Intrusion during the "Nation State Update" at the June 23, 2015 AFC meeting,[21] including

25

26 [20] In addition to Stamos, Defendants McInerney, Webb, James, and Bell were in attendance at this meeting. Subsequently, the Board was given an update on the discussions that took place at this meeting, at which Defendants Webb, Filo, James, Shaw, Mayer, and McInerney, as well as Goldman, Bell, Rossiter, and Jeffrey Bonfronte were in attendance.

27

28 [21] In addition to Martinez, Defendants McInerney, Mayer, and Webb, as well as, Stamos, Goldman, Bell, and Rossiter were in attendance.

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

the existence of data exfiltration. Neither Mr. Stamos nor Mr. Martinez concealed any information from the AFC; rather, they told them everything they knew, and the full Board subsequently became aware of this information in part because Stamos and Martinez were both interviewed as part of the investigation.

231.   Further, the Independent Committee itself found that the Company put in place significant additional data security measures in response to the Siberia Intrusion. Both Mr. Stamos and Mr. Martinez testified at length that the full Board was made aware of these additional remedial measures, and that Board authorization was sought and denied for yet additional remedial measures. And the Board materials prove it. While Defendant Filo repeatedly rejected many of the additional security measures because he did not want the Company to incur the expense, the Board materials make clear that Defendants Mayer, Webb, McInerney, Filo, Friedman, and Brandt were informed of these changes in response to the Siberia Intrusion.   Thus, it is materially misleading to say that the full Board was not informed of the impact of the Siberia Intrusion, when they received repeated updates about the Company's response to that specific incident.

232.   Given their knowledge of the large-scale intrusion and the theft of user data, as well as the remedial measures put in place following the Siberia Intrusion, the AFC knew far more than the Independent Committee's conclusions reveal.

Conclusion #4: No Evidence of Suppression of Siberia Intrusion

233.   The Independent Committee also "did not conclude that there was an intentional suppression of relevant information." This is materially misleading because the Defendants did in fact take steps to suppress and/or conceal the Siberia Intrusion. As an initial matter, for nearly two years the Company never notified Yahoo users of the Siberia Intrusion, until September 22, 2016.

███

███

███ In fact, senior management, including Marissa Mayer, specifically discussed the potential need for a global password reset.   However, Mr. Stamos expressed frustration about the Company's refusal to do so, which was one of the reasons he ultimately resigned from Yahoo.   Most importantly, Mr. Stamos

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

testified that ██

██

████████████████████████████████████   Because management did not disclose the Siberia Intrusion

for business purposes, it is clear it was intentionally suppressed.

234.   In another example of intentional suppression, Mr. Martinez testified that the legal department instructed him to keep details of security incidents out of any written materials presented to the Board. This was done to avoid creating a paper trail, as the legal department told Mr. Martinez only to convey security incidents orally. This is the reason why so many of the Board presentations provide almost no description of the security incidents, and instead opt to use general terms as place holders for that discussion (e.g., "Nation State Update"). This concealment is part of an effort to prevent stockholders from holding the Board liable for their active concealment of the Siberia Intrusion. Given these facts, the Independent Committee came to conclusions that were not supported by or were rebutted by the underlying facts at hand, and thus furnish misrepresentations to the public.

235.   In sum, the Independent Committee's investigation and conclusions are a sham. They are the product of a tainted investigation that received a bulk of its information from Mayer and Bell — both of whom had a strong incentive to cover up the mistakes. The existing facts — after only two non-party depositions and a limited number of documents — run so contrary to these conclusions. The Board acted in bad faith to protect the interests of certain members of the Board and management. By publishing materially false and misleading findings, the Independent Committee has continued to conceal the truth behind the largest hack of a single website in history.

P. ██

236.   ██

██

██

██

██

██

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1 ████████████████████████████████

2　　237.　██

3 ██

4 ████　██

5 ██████████████████████████████

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

238. Defendant Smith's act of forwarding his February 5, 2017 e-mail to Hartenstein (fellow Starboard Director) and Defendant Hill's act of copying his fellow Starboard Directors on his February 12, 2017 e-mail to Goldman, confirm that the Starboard Directors had a common interest in mind of ensuring a quick sale of Yahoo's operating assets and, thus, acted as one and were ready to overlook issues such as ███████████████████████████████████ .

239. This demonstrates that the Proxy was false because the Board explicitly recommended in the Proxy that shareholders vote in favor of the Golden Parachutes, █████████

██

██

Q. The Board in Bad Faith Rewards Mayer, Filo, McInerney, and Goldman, Despite Knowing These Individuals Intentionally Suppressed the Siberia Intrusion

240. As discussed above, the Board was aware that Defendants Mayer, Filo, McInerney, and Goldman had contemporaneous knowledge of the Siberia Intrusion by early 2015 at the latest, including the existence of data exfiltration. Despite having this knowledge, the Board knew that these individuals intentionally suppressed the Siberia Intrusion to save their own jobs and effectuate a sale of Yahoo's core business. The Board also understood it had the authority to fire these individuals for cause pursuant to their employment agreements, as the conduct well exceeded the necessary showing of gross negligence to permit a for cause termination.

241. With all these facts known to the Board, each of the Board members took deliberate steps (and continue to take deliberate steps) in bad faith to protect these individuals. One way the Board achieved this goal was by conducting a sham investigation that was artificially narrowed to come to a pre-determined conclusion. But this was only one aspect of the cover-up. Moreover, the Board refused to disclose that these individuals had contemporaneous knowledge of the Siberia Intrusion to avoid a backlash when the Board decided to reward these wrongdoers with lucrative golden parachutes and promises of future employment.

242. With respect to Mayer, Filo, and Goldman, the Board actively concealed the true extent of their knowledge of the Siberia Intrusion. In doing so, the Company issued a false proxy statement that led to investors voting on lucrative golden parachutes for these defendants that they

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

would have never received had the Board terminated their employment for cause. By refusing to do so, the Board continued to conceal the truth and, in bad faith, attempted to validate a sham investigation. The Board's decision not to fire Mayer, Filo, and Goldman for cause was carried out in bad faith. Moreover, the Proxy failed to disclose that termination for cause would lead to a disallowance of severance and forfeiture of non-vested stock options, RSU awards, and any other equity-based awards granted or assumed by Yahoo and outstanding as of the severance date.[22] The Board thus denied Yahoo stockholders of an *informed* say on whether the Golden Parachute recipients should receive severance or whether they should be fired for cause.

243. With respect to McInerney, the Board actively concealed the true extent of his knowledge of the Siberia Intrusion. The Board did so because it wanted to create the false impression that the Version renegotiations, which were spearheaded by McInerney, were not tainted by the presence of a conflicted individual. By failing to disclose McInerney's knowledge of the Siberia Intrusion, as well as allowing McInerney to renegotiate with Verizon on behalf of Yahoo (even when he was disqualified from the Independent Committee), the Board acted in bad faith. Additionally, the Board's failure to disclose McInerney's knowledge continues to harm the Company, because he is currently the CEO of the successor company, Altaba. Thus, the Board continues to conceal his full knowledge of the Siberia Intrusion in bad faith.

R. **Verizon Uses Yahoo's Officers' and Directors' Breaches of Fiduciary Duty to Gain an Advantage in the Bargaining Negotiations**

244. During the Independent Committee's investigation, Verizon and Yahoo held numerous meetings to discuss the data breaches. Throughout these discussions, Verizon stated that the Siberia Intrusion alone constituted a Material Adverse Event ("MAE") under the SPA. This provided Verizon a legal right under the SPA to back out of the deal.

245. Although the disclosures in the 2016 Annual Report were materially false and misleading, the findings of the investigation provided Verizon enough leverage to extract substantial

---

[22] The Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and II Employees required the incurrence of "Severance" before entitlement to annual salary for 24 months, reimbursement for outplacement services, continued group health and dental plan, and accelerated stock options, RSU awards, and any other equity-based awards previously granted by Yahoo. It defined "Severance" as "the involuntary termination of an Eligible Employee's employment by the Company or any subsidiary thereof, *other than for Cause*, death or Disability."

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

concessions from Yahoo.

246.   Verizon was also told by Yahoo prior to amendment of the Purchase Agreement that certain senior executives of Yahoo did not properly comprehend or investigate, and therefore failed to act sufficiently upon, the full extent of knowledge known internally by the Company's information security team. Verizon was also told that Yahoo's Independent Committee had decided to fire Defendant Bell and strip Defendant Mayer of her 2016 bonus and 2017 stock equity award based on their involvement in and response to the data breaches.

247.   Verizon also had full access to all of Yahoo's books, records, and information, since the Purchase Agreement explicitly obligated Yahoo to provide Verizon full access to all such information from the date of the execution of the Purchase Agreement on July 23, 2016 to the closing of the transaction. Section 4.03 of the Purchase Agreement states: "From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), upon reasonable notice, Seller shall, as promptly as reasonably practicable: (i) afford Purchaser and its Representatives reasonable access to the personnel, properties and Books and Records of the Business." Verizon thus had full access to Yahoo's ongoing information and data regarding Yahoo's investigation into the data breaches. Indeed, as demonstrated below, it could not have agreed to amend the Purchase Agreement and pick a specific number for the reduction in the purchase price ($350 million) without performing a full, complete, and extensive analysis of the data breach, the liabilities expected to be incurred from such breach, and all related matters prior to agreeing to amend the Purchase Agreement.

248.   In fact, when Verizon signed the Amended Purchase Agreement with Yahoo, it did not disclaim knowledge of the breaches of fiduciary duty committed by the Individual Defendants, but instead only professed "uncertainty" regarding the breach of candor committed by such executives at the time of the signing of the original purchase agreement. For example, the settlement agreement which is attached as an Exhibit 10.1 to the Amended Purchase Agreement states in Section 2(c): "Purchaser hereby expressly acknowledges present uncertainty about the facts concerning the Knowledge of Seller and the knowledge of any of Seller's directors, officers, employees or independent contractors, or any recklessness or negligence by Seller or any of its

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

directors, officers, employees or independent contractors with respect to the existence of Data Breaches at the time of the signing of the Purchase Agreement." Explicitly expressing "uncertainty" implies at a minimum some knowledge, and obviously Verizon had enough information in its possession about the lack of candor of Yahoo's executives at the time the original purchase agreement was signed to exact a $350 million reduction in the purchase price.

249. Moreover, upon information and belief, Verizon was fully advised of and approved the decisions regarding Mayer's forfeiture of her 2016 bonus and the firing of Bell. The Purchase Agreement itself contains customary and broad-ranging restrictions on what action Yahoo can take with respect to its operations pending completion of the transaction. Thus, pursuant to Section 4.01 of the Purchase Agreement, Yahoo has been restrained since July 23, 2016 from taking a broad range of actions without the prior consent of Verizon. While firing an employee is not necessarily one of those actions, hiring a replacement employee whose salary exceeds $225,000 per year is specifically prohibited. Because Bell earned more than $225,000 per year (his salary was $600,000 in 2015), Yahoo could not hire a replacement for Bell without Verizon's consent. Thus, it is likely that Yahoo had to fully inform Verizon about the decision to fire Bell and obtain Verizon's consent to such action before taking it.

250. Verizon thereafter proceeded to use such knowledge of the breaches of fiduciary duties which had been committed by Yahoo's officers and directors to gain a bargaining advantage in its negotiations with Yahoo. On February 20, 2017, Yahoo and Verizon entered into an Amendment to the SPA, amending the original SPA ("SPA Amendment" and, together with the original SPA, the "Amended SPA"). Concurrently with the execution of the SPA Amendment, Yahoo and Yahoo Holdings entered into an Amendment to Reorganization Agreement amending the Original Reorganization Agreement ("RA Amendment"). Additionally, concurrently with the execution of the SPA Amendment and the RA Amendment, Yahoo, Yahoo Holdings, and Verizon entered into a Settlement and Release Agreement.

251. The SPA Amendment, among other things, (i) reduced the consideration to be paid by Verizon to Yahoo in connection with the sale by $350,000,000 to $4,475,800,000; (ii) provided that certain data security incidents to which Yahoo has been subject will be disregarded for purposes

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

of determining whether certain closing conditions have been satisfied and in determining whether a "Business Material Adverse Effect" has occurred; and (iii) provided that the date after which each of Yahoo and Verizon may terminate the Amended SPA if the Closing (as defined in the Amended SPA) has not occurred has been extended to July 24, 2017.

252. The RA Amendment provides, among other things, that Yahoo and Verizon will each be responsible for 50 percent of certain post-closing cash liabilities related to certain data security incidents and other data breaches incurred by the Company.

253. Yahoo and Verizon simultaneously entered into a Settlement and Release Agreement to settle potential claims arising from the SPA. Under the terms of the Settlement and Release Agreement, Verizon agreed, among other things, to release "[Yahoo] . . . and its . . . *Representatives*" of all claims "whether in contract, *tort*, law, equity or otherwise, arising out of, relating to, in connection with or based in any way on the Data Breaches . . . including, for the avoidance of doubt, *tort claims* (including fraudulent inducement, fraudulent concealment and negligent misrepresentation)," and other claims. Although the Settlement and Release Agreement does not define the term "Representatives," it states that "[c]apitalized terms used but not otherwise defined shall have the meanings assigned to them in the Purchase Agreement." Under the SPA, "Representatives" is defined to mean "*the directors*, *officers*, employees, agents, or advisors . . . of such Person." Thus, it is clear that the Settlement and Release Agreement provided personal releases to *the directors __and__ officers of Yahoo*.

254. As alleged above, as of April 2016, Mayer, Webb, McInerney, Filo, Brandt, and Friedman had actual or constructive knowledge of the Siberian Intrusion and other recent hacking incidents that occurred at the Company from 2014 to 2016. Despite having knowledge of the Siberia Intrusion, these Board members approved the SPA knowing that the representations and warranties therein were false when made. Moreover, there is no indication that the Board — including Smith, Hill, Braham, and Hartenstein — conducted any due diligence to determine the accuracy of the representations and warranties in the SPA. The Company had a trove of documents evidencing Mayer's, Bell's, and Goldman's actual knowledge of the Siberia Intrusion. Even the most rudimentary due diligence would have uncovered the Board and AFC materials and minutes from

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

2014 and 2015, a third-party forensic report from February 2015, executive presentations, and other documents, showing that Mayer, Bell, and Goldman had actual knowledge of the Siberia Intrusion and that the Company failed to disclose it to Yahoo users.

255. Given the SPA is governed by Delaware law, the Board's actions exposed them to liability for fraud. Under Delaware law, a claim of fraud requires: (i) a false representation, (ii) the defendant's knowledge of or belief in its falsity *or the defendant's reckless indifference to its truth*, (iii) the defendant's intention to induce action based on the representation, (iv) reasonable reliance by the plaintiff on the representation, and (v) causally related damages. Delaware courts have held that corporate fiduciaries (officers and directors) can be held *personally* liable for fraudulent misrepresentations made in a stock purchase agreement when those fiduciaries knew they were false (or recklessly disregarded the truth) at the time they were made.

256. Accordingly, at the time the Board entered into the SPA, the Board faced the real prospect that Verizon would assert a claim for fraud against them personally in order to recover damages resulting from their concealment of the Siberia Intrusion. When McInerney negotiated a release for all directors (including himself), the Board received a substantial personal benefit at the expense of Yahoo stockholders. In short, the Board acted in bad faith (or acted with reckless indifference) by initially entering into representations and warranties that were false at the time they were made and subsequently seeking a release for their own personal liability.

257. Upon completion of the sale, Verizon also received for its benefit and that of its current and certain of its future affiliates, a non-exclusive, worldwide, perpetual, royalty-free license to certain intellectual property not core to the operating business held by Excalibur IP, LLC, a wholly-owned subsidiary of the Company, that were not being transferred to Yahoo Holdings with the operating business.

258. Thus, in agreeing to amend the SPA, Verizon carved the data breaches out of the definition of the MAE, released Yahoo and its officers and directors from liability relating to the data breaches, and in exchange procured substantial benefits for itself including but not limited to a reduction of $350 million in the purchase price, forcing Yahoo to assume 50% of the liabilities relating to the data breach, and forcing Yahoo to assume 100% of the liabilities relating to

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

shareholder lawsuits related to the data breaches.

259. Having received what it wanted, Verizon gave Yahoo's directors and executives what they wanted: (1) a full release from Verizon for their conduct; and (2) a guarantee that they would receive their full golden parachute payments and other change of control payments which were called for in the original Purchase Agreement. None of those payments were reduced in any way in the Amended SPA, notwithstanding the finding by Yahoo's Independent Committee that "certain senior executives of Yahoo did not properly comprehend or investigate, and therefore failed to act sufficiently upon, the full extent of knowledge known internally by the Company's information security team" relating to the data breaches. Because of their liability for the damages caused to Yahoo and its shareholders by the data breaches, Yahoo's directors and executives should not be entitled to receive their golden parachutes and other change of control agreements, or if the payments are made, should be forced to disgorge such payments.

260. Yahoo's data breach has long-lasting, potentially devastating consequences to its users. In addition to compromising existing accounts, the stolen personal information can be used to open new financial accounts, incur charges, originate loans, and initiate other unauthorized activities in the names of class members. The personal information can also be used to harm Yahoo users through blackmail or harassment.

261. As reported in a study conducted by the President's Identity Theft Task Force in April 2007, headed by the Attorney General of the United States and the Chairman of the Federal Trade Commission, massive data breaches, such as the one announced by Yahoo, are costly to users both financially and emotionally:

> In addition to the losses that result when identity thieves fraudulently open accounts or misuse existing accounts, … individual victims often suffer indirect financial costs, including the costs incurred in both civil litigation initiated by creditors and in overcoming the many obstacles they face in obtaining or retaining credit. Victims of nonfinancial identity theft, for example, health-related or criminal record fraud, face other types of harm and frustration.
>
> ***In addition to out-of-pocket expenses that can reach thousands of dollars for the victims of new account identity theft, and the emotional toll identity theft can take, some victims have to spend what can be a considerable amount of time to repair the damage***

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

caused by the identity thieves. Victims of new account identity theft, for example, must correct fraudulent information in their credit reports and monitor their reports for future inaccuracies, close existing bank accounts and open new ones, and dispute charges with individual creditors.

262.   In addition to the massive scale, Yahoo's data breach is particularly egregious due to the two-year delay in discovery and disclosure. On September 27, 2016, six United States Senators — the Honorable Patrick Leahy (of Vermont), the Honorable Al Franken (of Minnesota), the Honorable Elizabeth Warren (of Massachusetts), the Honorable Richard Blumenthal (of Connecticut), the Honorable Ron Wyden (of Oregon), and the Honorable Edward J. Markey (of Massachusetts) — sent a letter to Mayer, expressing outrage with regard to Yahoo's delays:

> *We are even more disturbed that user information was first compromised in 2014, yet the company only announced the breach last week.* That means millions of Americans' data may have been compromised *for two years*. *This is unacceptable.* This breach is the latest in a series of data breaches that have impacted the privacy of millions of American consumers in recent years, but it is by far the largest. Consumers put their trust in companies when they share personal and sensitive information with them, and they expect all possible steps be taken to protect that information.

S.   Criminal Indictment Reveals Additional Details About the 2014 Data Breach

263.   On March 15, 2017, the DOJ announced a forty-seven-count criminal indictment against four individuals related to the 2014 Data Breach, including indictments of two Russian spies and two criminal hackers, marking the first U.S. criminal cyber charges ever against Russian government officials and the largest hacking case brought by the United States. The indictment was filed in the United States District Court for the Northern District of California. *See U.S. v. Dokuchaev*, 17-CR-103 (N.D. Cal) (filed on Feb. 28, 2017) ("Criminal Indictment").

264.   The indictment grew out of a nearly two-year investigation by the San Francisco office of the FBI with the aid of international law enforcement. Two agents of Russia's Federal Security Service, known as the F.S.B., were charged — Dmitry Aleksandrovich Dokuchaev, 33, a Russian national and resident, and his supervisor Igor Anatolyevich Sushchin, 43, a Russian national and resident. The other two defendants who were charged are Alexsey Alexseyevich Belan, 29, a Russian national and resident, and Karim Baratov, 22, a Canadian and Kazakh national and a resident of Canada.

265.   The Criminal Indictment confirms precisely what the Company knew since at least

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December 2014 and early 2015 at the latest — *i.e.*, that state-sponsored actors from Russia had hacked into Yahoo's network, stolen substantial amounts of Yahoo user information, and used that stolen information to gain unauthorized access to Yahoo user accounts.

266. According to the Criminal Indictment, in 2014, the four criminal defendants gained unauthorized access to user information for 500 million Yahoo user accounts — *i.e.*, the Siberian Intrusion. Specifically, the criminal defendants stole user information held in the Company's UDB, including account users' names; recovery e-mail accounts and phone numbers; password verification questions and answers; and certain cryptographic security information associated with the account, *i.e.*, the account's "nonce." The UDB is accessible by using the account management tool ("AMT"), a cryptographic key that deciphers the encrypted information in the UDB.

267. Not only did the criminal defendants gain access to a wide array of Yahoo user information in the UDB, they also used their access to the AMT to maintain persistent unauthorized access to compromised accounts. By combining the UDB and access to the AMT, the criminal defendants were able to gain access to and search within Yahoo user accounts. Moreover, the Criminal Indictment alleges that the criminal defendants' conduct "was part of a larger intrusion into Yahoo's computer network, ***which continued to and including at least September 2016***. As part of this intrusion, malicious files and software tools were downloaded onto Yahoo's computer network, and used to gain and maintain further unauthorized access to Yahoo's network." These facts undermine Yahoo's frequent statements, as part of Defendants' attempted cover-up, that Yahoo had successfully eradicated the hackers from Yahoo's networks by early 2015 and that Defendants were allegedly unaware of the data exfiltration.

268. The Company admits that the information security team, senior executives, and legal staff, who reported directly to the Board or sat on the Board, knew that state-sponsored hackers (*i.e.*, the defendants charged in the Criminal Indictment) had access to the Company's AMT as early as late 2014. In the 2016 Form 10-K, the Company admited that "[i]n late 2014, senior executives and relevant legal staff were aware that a state-sponsored actor had accessed certain user accounts by exploiting the Company's account management tool."

269. Moreover, Yahoo has admitted that the information security team understood that

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

these state-sponsored actors had exfiltrated copies of the Company's UDB files containing the personal data of Yahoo users.

270. The Criminal Indictment also alleges that the criminal defendants accessed Yahoo user account information and contents by both internally and externally minting authentication cookies. By minting cookies, the criminal defendants were able to make it appear to Yahoo's servers as if they had previously obtained valid access to the Yahoo's network or the associated Yahoo account, obviating the need to enter a username and password to gain access to the network or specific accounts.

271. With respect to the external minting of cookies, the criminal defendants used the "nonce" associated with individual Yahoo user accounts stored in the UDB, which was stolen in 2014. As the Criminal Indictment makes clear, however, the criminal defendants could have been deterred from doing so if Yahoo had notified users and had them change their passwords. This is because whenever a Yahoo user changed his or her password, the nonce associated with the account changed as well. Because the Company failed to notify users of the Siberia Intrusion, Yahoo users did not change their passwords, and thus the criminal defendants were able to utilize the nonce associated with user accounts for a period of two years.

272. The compromised accounts may have affected more than just e-mail. Breaking into a Yahoo account would give the hackers access to users' activity on Flickr, Tumblr, fantasy sports, and other Yahoo applications. *See* Ellen Nakashima, "Justice Department Charges Russian Spies and Criminal Hackers in Yahoo Intrusion," THE WASHINGTON POST (Mar. 15, 2017). In the 2014 hack, the FSB — Russia's Federal Security Service, and a successor to the KGB — sought the information for intelligence purposes, targeting journalists, dissidents, and U.S. government officials, but allowed the criminal hackers to use the e-mail cache for the officials' and the hackers' financial gain, through spamming and other operations.

V. SOME OF THE INDIVIDUAL DEFENDANTS ENGAGED IN UNLAWFUL INSIDER SELLING WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION ABOUT THE DATA BREACHES

273. As alleged herein, Defendants Mayer, Bell, Filo, and Goldman had contemporaneous knowledge of the Siberia Intrusion. These individuals knew that the Siberia Intrusion was a "large-

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

scale intrusion" leading to the theft of at least *108* million to potentially *ALL* of Yahoo users' usernames and passwords. This information was known to these directors and officers starting in October 2014. In fact, Defendants Mayer and Bell knew that the Company ██████████ about the Siberia Intrusion.

274. Despite this knowledge, the Company failed to disclose the Siberia Intrusion to Yahoo stockholders and users. As a result of the failure to disclose, Yahoo's stock price was artificially inflated.

275. While in possession of material non-public information about Yahoo (i.e., the data breaches, the sham investigation, the cover-up, the misrepresentations in SEC filings and to Verizon during the sale, and their own exposure to liability for their misconduct), each of the Individual Defendants made the following sales based in whole or in part on that knowledge—constituting unlawful insider selling as reflected in their SEC filings and reported disposition of shares below:

RONALD S. BELL

Sale Date	Shares Sold	Price Per Share	Total Sale Value
10/28/2014	1,590	$45.8700	$72,933.30
11/28/2014	1,590	$51.7400	$82,266.60
12/28/2014	1,590	$50.8600	$80,867.40
1/28/2015	1,220	$46.4600	$56,681.20
2/25/2015	2,254	$44.4300	$100,145.22
2/27/2015	1,879	$44.2800	$83,202.12
2/27/2015	3,865	$44.2800	$171,142.20
2/28/2015	1,590	$44.2800	$70,405.20
3/6/2015	6,870	$43.4400	$298,432.80
3/6/2015	1,830	$43.4400	$79,495.20
3/27/2015	423	$45.1000	$19,077.30
3/28/2015	1,590	$45.1000	$71,709.00
4/6/2015	375	$43.6700	$16,376.25
4/27/2015	423	$44.3600	$18,764.28
4/28/2015	1,590	$44.3400	$70,500.60
5/6/2015	375	$41.6600	$15,622.50
5/27/2015	425	$43.3800	$18,436.50
5/28/2015	1,591	$43.0700	$68,524.37
6/6/2015	376	$42.8100	$16,096.56
6/27/2015	424	$40.0600	$16,985.44

-83-

6/28/2015	1,591	$40.0600	$63,735.46
7/6/2015	376	$38.6100	$14,517.36
7/27/2015	424	$37.8350	$16,042.04
7/28/2015	1,591	$37.7200	$60,012.52
8/6/2015	376	$36.4600	$13,708.96
8/27/2015	425	$33.6900	$14,318.25
8/28/2015	1,591	$33.1400	$52,725.74
9/6/2015	376	$31.5800	$11,874.08
9/27/2015	424	$29.1300	$12,351.12
9/28/2015	1,591	$27.6000	$43,911.60
10/6/2015	376	$30.9550	$11,639.08
10/27/2015	424	$34.3000	$14,543.20
10/28/2015	1,591	$35.1850	$55,979.34
11/6/2015	375	$34.2000	$12,825.00
11/27/2015	425	$32.9400	$13,999.50
11/28/2015	1,591	$32.9400	$52,407.54
12/6/2015	376	$34.9100	$13,126.16
12/27/2015	424	$34.1100	$14,462.64
12/28/2015	1,591	$33.6000	$53,457.60
1/6/2016	315	$32.1600	$10,130.40
1/27/2016	356	$29.6900	$10,569.64
1/28/2016	1,167	$28.7500	$33,551.25
2/6/2016	266	$27.9700	$7,440.02
2/27/2016	1,880	$31.3700	$58,975.60
2/27/2016	306	$31.3700	$9,599.22
2/28/2016	1,146	$31.3700	$35,950.02
3/6/2016	271	$33.8600	$9,176.06
3/7/2016	1,925	$33.9600	$65,373.00
3/7/2016	513	$33.9600	$17,421.48
3/7/2016	454	$33.9600	$15,417.84
3/27/2016	306	$34.8600	$10,667.16
3/28/2016	1,146	$35.2300	$40,373.58
4/6/2016	271	$36.6600	$9,934.86
4/7/2016	1,153	$36.1700	$41,704.01
4/27/2016	306	$36.9500	$11,306.70
4/28/2016	1,146	$36.5900	$41,932.14
5/6/2016	271	$37.2300	$10,089.33
5/7/2016	1,203	$37.2300	$44,787.69
5/27/2016	425	$37.8200	$16,073.50
5/28/2016	1,591	$37.8200	$60,171.62
6/6/2016	376	$37.0700	$13,938.32
6/7/2016	1,601	$36.7300	$58,804.73

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

6/27/2016	424	$35.2200	$14,933.28
6/28/2016	1,591	$36.0400	$57,339.64
7/6/2016	376	$37.5100	$14,103.76
7/7/2016	1,601	$37.5200	$60,069.52
7/27/2016	424	$38.6600	$16,391.84
7/28/2016	1,591	$38.5200	$61,285.32
8/6/2016	376	$38.9900	$14,660.24
8/7/2016	1,601	$38.9900	$62,422.99
8/27/2016	425	$42.2700	$17,964.75
8/28/2016	1,591	$42.2700	$67,251.57
9/6/2016	376	$44.7100	$16,810.96
9/7/2016	1,601	$44.3500	$71,004.35
9/27/2016	424	$43.3700	$18,388.88
9/28/2016	1,591	$43.6900	$69,510.79
10/6/2016	376	$43.6800	$16,423.68
10/7/2016	1,601	$43.2200	$69,195.22
10/27/2016	424	$41.8700	$17,752.88
10/28/2016	1,591	$41.7800	$66,471.98
11/6/2016	376	$40.2800	$15,145.28
11/7/2016	1,601	$41.0500	$65,721.05
11/27/2016	425	$40.8700	$17,369.75
11/28/2016	1,591	$41.4500	$65,946.95
12/6/2016	376	$39.9700	$15,028.72
12/7/2016	1,601	$40.5200	$64,872.52
12/27/2016	424	$38.9200	$16,502.08
12/28/2016	1,591	$38.7300	$61,619.43
1/6/2017	316	$41.2300	$13,028.68
1/7/2017	1,275	$41.2300	$52,568.25
1/27/2017	306	$44.4200	$13,592.52
1/28/2017	1,146	$44.4200	$50,905.32
2/6/2017	271	$44.4200	$12,037.82
2/7/2017	1,153	$44.3700	$51,158.61
2/27/2017	306	$45.7100	$13,987.26
2/28/2017	1,146	$45.6600	$52,326.36
Total Number of Shares	**208,701**	**Total Value of Shares**	**$8,166,024.61**

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

MARISSA A. MAYER

Sale Date	Shares Sold	Price Per Share	Total Sale Value
10/2/2014	36,000	18.8700	$679,320.00
10/2/2014	36,000	39.9960	$1,439,856.00
10/16/2014	36,000	18.8700	$679,320.00
10/16/2014	36,000	37.7738	$1,359,856.80
10/17/2014	8,255	38.4500	$317,404.75
10/28/2014	4,241	45.8700	$194,534.67
10/31/2014	36,000	18.8700	$679,320.00
10/31/2014	36,000	45.8899	$1,652,036.40
11/12/2014	36,000	18.8700	$679,320.00
11/12/2014	36,000	50.5483	$1,819,738.80
11/17/2014	8,255	52.3700	$432,314.35
11/25/2014	36,000	18.8700	$679,320.00
11/25/2014	36,000	51.7935	$1,864,566.00
11/28/2014	4,241	51.7400	$219,429.34
12/8/2014	36,000	18.8700	$679,320.00
12/8/2014	36,000	49.4542	$1,780,351.20
12/17/2014	8,255	50.1200	$413,740.60
12/22/2014	36,000	18.8700	$679,320.00
12/22/2014	36,000	51.1627	$1,841,857.20
12/28/2014	4,241	50.8600	$215,697.26
1/8/2015	36,000	18.8700	$679,320.00
1/8/2015	36,000	49.6421	$1,787,115.60
1/20/2015	36,000	18.8700	$679,320.00
1/20/2015	36,000	47.6226	$1,714,413.60
1/28/2015	4,241	46.4600	$197,036.86
2/27/2015	27,127	44.2800	$1,201,183.56
2/28/2015	4,241	44.2800	$187,791.48
3/6/2015	18,322	43.4400	$795,907.68
3/6/2015	9,766	43.4400	$424,235.04
3/27/2015	2,620	45.1000	$118,162.00
3/28/2015	4,241	45.1000	$191,269.10
4/6/2015	2,001	43.6700	$87,383.67
4/9/2015	250,000	18.8700	$4,717,500.00
4/9/2015	200,000	46.0000	$9,200,000.00
4/16/2015	125,000	18.8700	$2,358,750.00
4/16/2015	100,000	46.0000	$4,600,000.00
4/27/2015	2,260	44.3600	$100,253.60
4/28/2015	4,241	44.3400	$188,045.94

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

5/6/2015	2,002	41.6600	$83,403.32
5/27/2015	2,261	43.3800	$98,082.18
5/1/2815	4,242	43.0700	$182,702.94
6/6/2015	2,003	42.8100	$85,748.43
6/27/2015	2,261	40.0600	$90,575.66
6/28/2015	4,242	40.0600	$169,934.52
7/6/2015	2,002	38.6100	$77,297.22
7/26/2015	66,052	38.8500	$2,566,120.20
7/26/2015	99,076	38.8500	$3,849,102.60
7/27/2015	2,261	37.8350	$85,544.94
7/28/2015	4,242	37.7200	$160,008.24
8/6/2015	2,003	36.4600	$73,029.38
8/27/2015	2,261	33.6900	$76,173.09
8/28/2015	4,242	33.1400	$140,579.88
9/6/2015	2,003	31.5800	$63,254.74
9/27/2015	2,261	29.1300	$65,862.93
9/28/2015	4,242	27.6000	$117,079.20
10/6/2015	2,002	30.9550	$61,971.91
10/27/2015	2,261	34.3000	$77,552.30
10/28/2015	4,242	35.1850	$149,254.77
11/6/2015	2,002	34.2000	$68,468.40
11/27/2015	2,261	32.9400	$74,477.34
11/28/2015	4,242	32.9400	$139,731.48
12/6/2015	2,003	34.9100	$69,924.73
12/27/2015	2,261	34.1100	$77,122.71
12/28/2015	4,242	33.6000	$142,531.20
1/6/2016	1,665	32.1600	$53,546.40
1/27/2016	1,628	29.6900	$48,335.32
1/28/2016	3,055	28.7500	$87,831.25
2/6/2016	1,442	27.9700	$40,332.74
2/27/2016	1,629	31.3700	$51,101.73
2/28/2016	3,055	31.3700	$95,835.35
3/6/2016	1,939	33.8600	$65,654.54
3/7/2016	7,126	33.9600	$241,998.96
3/7/2016	3,798	33.9600	$128,980.08
3/7/2016	3,364	33.9600	$114,241.44
3/27/2016	2,261	34.8600	$78,818.46
4/6/2016	2,003	36.6600	$73,429.98
4/7/2016	2,561	36.1700	$92,631.37
4/27/2016	2,261	36.9500	$83,543.95
5/6/2016	2,002	37.2300	$74,534.46
5/7/2016	2,561	37.2300	$95,346.03

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

5/27/2016	2,261	37.8200	$85,511.02
6/6/2016	2,003	37.0300	$74,171.09
6/7/2016	2,561	36.7300	$94,065.53
6/27/2016	2,261	35.2200	$79,632.42
7/6/2016	2,003	37.5100	$75,132.53
7/7/2016	2,561	37.5200	$96,088.72
7/26/2016	99,077	38.7600	$3,840,224.52
7/27/2016	2,261	33.6600	$76,105.26
8/6/2016	2,002	38.9900	$78,057.98
8/7/2016	2,561	38.9900	$99,853.39
8/27/2016	2,261	42.2700	$95,572.47
9/6/2016	2,003	44.7100	$89,554.13
9/7/2016	2,561	44.3500	$113,580.35
9/27/2016	2,261	43.3700	$98,059.57
10/6/2016	2,003	43.6800	$87,491.04
10/7/2016	2,561	43.2200	$110,686.42
10/27/2016	2,261	41.8700	$94,668.07
11/6/2016	2,002	40.2800	$80,640.56
11/7/2016	2,561	41.0500	$105,129.05
11/27/2016	2,261	40.8700	$92,407.07
12/6/2016	2,003	39.9700	$80,059.91
12/7/2016	2,561	40.5200	$103,771.72
12/27/2016	2,261	38.9200	$87,998.12
1/6/2017	1,609	41.2300	$66,339.07
1/7/2017	1,836	41.2300	$75,698.28
1/27/2017	1,628	44.4200	$72,315.76
2/6/2017	1,442	44.4200	$64,053.64
2/7/2017	1,845	44.3700	$81,862.65
2/27/2017	2,073	45.7100	$94,756.83
Total Number of Shares	**3,412,862**	**Total Value of Shares**	**$109,432,984.38**

DAVID FILO

Sale Date	***Shares Sold***	***Price Per Share***	***Total Sale Value***
10/29/2014	300,000	45.4300	13,629,000
10/28/2015	50,000	35.1850	1,759,250.00
12/16/2016	45,000	38.6100	1,737,450.00
Total Number of Shares	**395,000**	**Total Value of Shares**	**17,125,700.00**

-88-
Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

KENNETH A. GOLDMAN

Sale Date	Shares Sold	Price Per Share	Total Sale Value
10/24/2014	3,927	43.5000	$170,824.50
10/28/2014	1,060	45.8700	$48,622.20
11/25/2014	3,626	51.7200	$187,536.72
11/28/2014	1,060	51.7400	$54,844.40
12/24/2014	3,927	50.6500	$198,902.55
12/26/2014	1,060	50.8600	$53,911.60
1/23/2015	2,896	48.9500	$141,759.20
1/28/2015	763	46.4600	$35,448.98
2/25/2015	2,828	44.4300	$125,648.04
2/27/2015	5,477	44.2800	$242,521.56
3/25/2015	3,926	44.2000	$173,529.20
3/27/2015	1,483	45.1000	$66,883.30
4/6/2015	375	43.6700	$16,376.25
4/24/2015	3,927	44.5200	$174,830.04
4/27/2015	423	44.3600	$18,764.28
4/28/2015	1,060	44.3400	$47,000.40
5/6/2015	375	41.6600	$15,622.50
5/22/2015	3,927	43.4850	$170,765.60
5/27/2015	425	43.3800	$18,436.50
5/28/2015	1,061	43.0700	$45,697.27
6/5/2015	376	42.8100	$16,096.56
6/25/2015	3,927	41.0650	$161,262.26
6/26/2015	1,485	40.0600	$59,489.10
7/6/2015	376	38.6100	$14,517.36
7/24/2015	3,928	38.8500	$152,602.80
7/27/2015	424	37.8350	$16,042.04
7/28/2015	1,061	37.7200	$40,020.92
8/6/2015	376	36.4600	$13,708.96
8/25/2015	3,927	31.7400	$124,642.98
8/27/2015	425	33.6900	$14,318.25
8/28/2015	1,061	33.1400	$35,161.54
9/4/2015	376	31.5800	$11,874.08
9/25/2015	4,352	29.1300	$126,773.76
9/28/2015	1,061	27.6000	$29,283.60
10/6/2015	376	30.9550	$11,639.08
10/23/2015	3,928	33.1700	$130,291.76
10/27/2015	424	34.3000	$14,543.20
10/28/2015	1,061	35.1850	$37,331.29
11/6/2015	375	34.2000	$12,825.00
11/25/2015	3,927	33.1600	$130,219.32

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

11/27/2015	1,486	32.9400	$48,948.84
12/4/2015	376	34.9100	$13,126.16
12/16/2015	3,027	33.7800	$102,252.06
12/24/2015	5,803	34.1100	$197,940.33
12/28/2015	1,061	33.6000	$35,649.60
1/6/2016	315	32.1600	$10,130.40
1/25/2016	2,894	29.7800	$86,183.32
1/27/2016	306	29.6900	$9,085.14
1/28/2016	764	28.7500	$21,965.00
2/5/2016	271	27.9700	$7,579.87
2/25/2016	4,461	31.3600	$139,896.96
2/26/2016	1,071	31.3700	$33,597.27
3/4/2016	271	33.8600	$9,176.06
3/8/2016	90,194	32.9300	$2,970,088.42
3/9/2016	2,000	33.5100	$67,020.00
3/24/2016	3,723	34.8600	$129,783.78
3/28/2016	1,061	35.2300	$37,379.03
4/6/2016	376	36.6600	$13,784.16
4/7/2016	1,601	36.1700	$57,908.17
4/25/2016	3,928	37.2300	$146,239.44
4/27/2016	424	36.9500	$15,666.80
4/28/2016	1,061	36.5900	$38,821.99
5/6/2016	1,977	37.2300	$73,603.71
5/25/2016	3,928	35.5900	$139,797.52
5/27/2016	1,486	37.8200	$56,200.52
6/6/2016	376	37.0700	$13,938.32
6/7/2016	1,601	36.7300	$58,804.73
6/24/2016	3,927	36.2400	$142,314.48
6/27/2016	424	35.2200	$14,933.28
6/28/2016	1,061	36.0400	$38,238.44
7/6/2016	376	37.5100	$14,103.76
7/7/2016	1,601	37.5200	$60,069.52
7/25/2016	3,928	38.3200	$150,520.96
7/27/2016	424	38.6600	$16,391.84
7/28/2016	1,061	38.5200	$40,869.72
8/5/2016	1,977	38.9900	$77,083.23
8/25/2016	3,927	42.0300	$165,051.81
8/26/2016	1,486	42.2700	$62,813.22
9/6/2016	376	44.7100	$16,810.96
9/7/2016	1,601	44.3500	$71,004.35
9/23/2016	3,928	42.8000	$168,118.40
9/27/2016	424	43.3700	$18,388.88
9/28/2016	1,061	43.6900	$46,355.09
10/6/2016	376	43.6800	$16,423.68

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

10/7/2016	1,601	43.2200	$69,195.22
10/25/2016	3,928	42.5500	$167,136.40
10/27/2016	424	41.8700	$17,752.88
10/28/2016	1,061	41.7800	$44,328.58
11/4/2016	376	40.2800	$15,145.28
11/7/2016	1,601	41.0500	$65,721.05
11/25/2016	425	40.8700	$17,369.75
11/28/2016	1,061	41.4500	$43,978.45
12/6/2016	376	39.9700	$15,028.72
12/7/2016	1,601	40.5200	$64,872.52
12/27/2016	424	38.9200	$16,502.08
12/28/2016	1,061	38.7300	$41,092.53
12/29/2016	2,000	38.6400	$77,280.00
1/6/2017	1,591	41.2300	$65,596.93
1/27/2016	1,070	44.4200	$47,529.40
2/6/2017	271	44.4200	$12,037.82
2/7/2017	1,153	44.3700	$51,158.61
2/27/2017	306	45.7100	$13,987.26
2/28/2017	765	45.6600	$34,929.90
Total Number of Shares	**315,205**	**Total Value of Shares**	**$11,659,893.83**

VI. The Board Approves a False Proxy to Effectuate the Sale of Yahoo's Core Assets Without Disclosing the Truth About the Board's and Management's Knowledge of the Siberia Intrusion

276. On April 24, 2017, Yahoo filed with the SEC the Definitive Proxy Statement, which was reviewed and approved by the entire Board and signed by Defendants Mayer and Brandt. The Proxy incorporates by reference the false 2016 Form 10-K.

277. The Proxy was issued because the SPA required, as a condition precedent, the affirmative vote of a majority of Yahoo's shareholders in support of the transaction because the fundamental nature of Yahoo's business was changing — from that of an operating company to that of a mere holding company under the Investment Company Act of 1940. Thus, even though the assets being sold to Verizon did not constitute a majority of Yahoo's assets, the transaction, if approved, would effectuate a fundamental and substantial change in the nature of Yahoo's operations for which shareholder approval was required pursuant to SEC rules and regulations.

278. However, a stockholder is incapable of voting in an informed manner unless the Proxy discloses all material facts relating to the proposed vote. Here, the Proxy was materially false

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

and misleading, and thus the stockholders did not have a chance to cast their vote in an informed manner with all material facts presented to them.

279.   Because the Proxy incorporated by reference the statements made in the Company's 2016 Form 10-K, the Proxy contained numerous false and misleading statements of material fact relating to the Siberia Intrusion. Despite the Board approving three consecutive Proxy Statements containing the same false and misleading statements of material fact, and filing those proxy statements with the SEC, the Board continued to lie in each successive Proxy.

280.   The Proxy Statements included at least four false or misleading statements of material fact. *First*, the Proxy Statements falsely stated that the Siberia Intrusion was not thoroughly investigated and analyzed at the time. This is belied by the true facts. As alleged herein, the Board knew that the data security team and legal department had thoroughly investigated and analyzed the Siberia Intrusion, including but not limited to conducting numerous internal investigations; hiring a third-party, Dell, to conduct a forensic investigation; █████████████████████ █████████████; fully documenting and reporting on the findings and conclusions of the litany of investigations; and continuously updating management, the AFC, and the Board on the scope, impact, and risks associated with the Siberia Intrusion.

281.   *Second*, the Proxy Statements materially misstated the extent of certain senior executives' knowledge of the Siberia Intrusion. As an initial matter, the Proxy Statements, as elaborated on by Brandt during his deposition, discussed how the Independent Committee concluded that only Bell and the legal team had contemporaneous knowledge of the Siberia Intrusion. However, this was false as both Stamos and Martinez testified unequivocally that Mayer, Filo, Goldman, Bonfronte, and Rossiter had contemporaneous knowledge of the Siberia Intrusion. Moreover, the Proxy Statements falsely stated that certain senior executives did not fully comprehend the Siberia Intrusion. ████████████████████████████████ ███ ███ █████████████████████████████████ Thus, the Proxy Statements were false because Yahoo senior executives were clearly told the impact and the necessary response needed to reduce

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the risks of Yahoo user data being utilized to gain access to accounts.

282.   ***Third***, the Proxy Statements contained false and misleading statements relating to the Board's and the AFC's knowledge of the Siberia Intrusion and data exfiltration. While the Board approved issuance of a Proxy Statements that alluded to the Board and AFC not having sufficient knowledge, both Stamos and Martinez testified at length about the detailed updates provided to the members of the Board, including the existence of data exfiltration.

283.   ***Fourth***, the Proxy Statements made the affirmative misrepresentation that there was no evidence of intentional suppression of the Siberia Intrusion. But the factual record clearly shows that this is false. ██████████████████████████████████████

██

███ Moreover, Martinez testified that the legal department instructed him not to include any damaging statements in Board or committee presentations that would create a paper trail showing that they received updates on the Siberia Intrusion itself. Rather, Martinez was only allowed to include placeholder slides with non-descriptive titles to signal the need to discuss the Siberia Intrusion. These actions and the Board's subsequent attempts to conduct a sham investigation amount to intentional suppression.

284.   Besides the false statements described above, the Proxy Statements also falsely stated (for example, in the SPA) that Yahoo's SEC filings "complied in all material aspects with the Securities Act, the Exchange Act or the Sarbanes Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder," and that none of Yahoo's SEC filings contained any "untrue statement of material fact or omitted to state any material fact." These statements were knowingly false because Yahoo's SEC filings failed to disclose the relevant data breaches, which Yahoo admittedly knew about since 2014 and early 2015 at the latest.

285.   In sum, the Proxy Statements reflected the Board's complicity in continuing to conceal the Board's and management's knowledge of the Siberia Intrusion in 2014 and early 2015. The Board's decision to conceal these material facts represents a continuing wrong that implicates the Board in a fraud committed on Yahoo, its users, and its stockholders.

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VII. CLASS ACTION ALLEGATIONS

286.   Plaintiffs bring this action individually and as a class action pursuant to California Code of Civil Procedure § 382 on behalf of all current holders of Yahoo stock who are being and will be harmed by defendants' actions described below ("Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

287.   This action is properly maintainable as a class action.

288.   The Class is so numerous that joinder of all members is impracticable. According to Yahoo's SEC filings, there were 956,487,217 shares of Yahoo common stock outstanding as of February 10, 2017, held by 8,762 shareholders of record.

289.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

(a)   whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiffs and the other members of the Class in connection with the Verizon Purchase Agreement;

(b)   whether defendants have disclosed all material facts to Yahoo's shareholders in connection with soliciting their vote in support of the Verizon Purchase Agreement;

(c)   whether defendants unjustly enriched themselves and other insiders or affiliates of Yahoo;

(d)   whether the Individual Defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Verizon Purchase Agreement, including the duties of good faith, diligence, honesty and fair dealing; and

(e)   whether the defendants, in bad faith and for improper motives, have preferred their own interests over those of Yahoo and its shareholders.

290.   Plaintiffs' claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

291.   Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Class.

292. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

293. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

294. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

VIII. DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

295. Plaintiffs also bring this action derivatively in the right and for the benefit of Yahoo to redress injuries suffered, and to be suffered, by Yahoo and its stockholders as a direct result of the breaches of fiduciary duty by the Individual Defendants.

296. Yahoo is named as a nominal defendant solely in a derivative capacity.

297. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

298. At the time this action was commenced, Yahoo's Board consisted of the following eleven (11) persons: Defendants Mayer, Filo, Webb, McInerney, Shaw, Brandt, Friedman, Braham, Hill, Smith, and Hartenstein.

299. At the time this amended consolidated complaint was filed, Yahoo's Board consisted of the following (5) persons: Defendants McInerney, Brandt, Braham, and Friedman and non-Defendant Richard L. Kauffman.

300. Plaintiffs have not made any demand on Yahoo to institute this action because such a demand would be a futile, wasteful, and useless act for the reasons set forth below.

A. Demand Is Futile Because the Full Board Knowingly Failed to Notify Yahoo Users of the Siberia Intrusion and of the Forged Cookie Data Breaches

301. Demand on Defendants Mayer, Webb, Filo, McInerney, Friedman, and Brandt is

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

futile because, consistent with the Company's reporting mechanisms outlined in the Corporate Governance Guidelines and the Audit and Finance Committee chart, a majority of the Board failed to comply with the law by notifying affected users of the Siberia Intrusion, despite having received repeated updates starting in October 2014 and continuing until at least April 2016. As alleged herein, Mr. Stamos and Mr. Martinez both testified that they informed management and the AFC of all relevant facts relating to the Siberia Intrusion, including data exfiltration.

302.   By way of example, the Board's knowledge of the Siberia Intrusion is based on a review of the Company's core books and records, including:

a)   <u>October 2014 AFC Meeting</u> — McInerney, Mayer, and Webb attended the AFC meeting at which they received an update on "several major [security] incidents [had occurred] since [they] last met," including intrusions into over one thousand corporate systems.

b)   <u>April 15, 2015 AFC Meeting</u> — McInerney and Webb attended the AFC meeting at which they received a detailed presentation from Alex Stamos regarding the Siberia Intrusion. Mr. Stamos presented a detailed chart summarizing the Siberia Intrusion, which identified the precise flow of data evidencing that Yahoo usernames and passwords had in fact been stolen.

c)   <u>April 2015 Board Meeting</u> — Filo, Mayer, McInerney, and Webb attended the Board meeting at which James provided an update on the presentation given by Mr. Stamos during the AFC meeting on April 15, 2015. Consistent with her duties as Chair of the AFC, James reported all relevant and material facts to the Board regarding the Siberia Intrusion, including the existence of data exfiltration. Moreover, Mr. Stamos discussed the need for installing additional protections on Yahoo employee accounts following the execution of a global password reset for Yahoo employees only. Mr. Stamos testified that management decided to forego a global password reset for Yahoo users for business reasons — *i.e.*, out of fear that such a reset would lead to a mass exodus of Yahoo users and reduce revenue.

d)   <u>June 2015 AFC Meeting</u> – McInerney, Mayer, and Webb attended the AFC meeting at which Martinez informed the AFC concerning the details of the Siberia Intrusion. In a section of the June 2015 presentation, entitled "Paranoid Strategy and Roadmap," Martinez provided the AFC members with a "Nation State Update" — a reference to the state-sponsored Siberia intrusion that Yahoo had been investigating at the time of the meeting and about which Martinez himself had recently been briefed.

e)   <u>June 2015 Board Meeting</u> — Filo, Mayer, Webb, and McInerney attended the Board meeting at which an update from the Chairperson of the AFC was provided regarding, among other things, legal and public policy matters,

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

including privacy and security issues. Consistent with the Company's Corporate Governance Guidelines, the Board was briefed on the substantive discussions led by Mr. Martinez at the prior AFC meeting.

f) <u>April 2016 Board Meeting</u> – Defendants Webb, McInerney, Mayer, Filo, Shaw, Friedman, and Brandt attended the Board meeting at which the CISO provided an overview of recent hacking incidents in the last two years (which must have included the Siberia Intrusion, which was the single largest hacking incident in the Company's history at the time) and discussed the significant remedial efforts taken in response to the Siberia Intrusion. These Defendants were reminded that vulnerabilities in the Company's security systems had "been exploited at Yahoo by **real adversaries** in [the] last 24 months." Moreover, the Board was reminded that the Company continues to "[t]rack[] nation-state attacks on users," including "tracking numerous groups from China, Russia, North Korea, [and] others."

303. As evidenced by statements in the Company's public filings, previous course of conduct relating to similar security breaches, and internal company policies and procedures, the Board knew that the Company had a legal obligation to comply with these state laws, including their requirement to notify users of suspected security breaches.

304. Defendants Mayer, Webb, McInerney, and Filo had actual knowledge of the Siberia Intrusion, that data had been exfiltrated, and ███████████████████████████

████████ As alleged herein, Mayer received repeated updates from the Mr. Stamos regarding the scope of the Siberia Intrusion, including that anywhere from 108 million to all Yahoo user accounts had been compromised and that her own account and those of employees had also been compromised. ██████████████████████████████

██

████████ As alleged herein, Mayer, McInerney, Filo, and Webb also received updates from Messrs. Stamos and Martinez about the Siberia Intrusion at numerous AFC and Board meetings, starting from October 2014 and going through April 2016. Mr. Stamos and Mr. Martinez stated that they told the AFC and the Board everything they knew about the Siberia Intrusion, including the results of the Dell SecureWorks forensic report, the fact that massive amounts of Yahoo user data had been exfiltrated, ████████████████████████████

██

██

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[REDACTED]

305.   Further, a majority of the Board — Defendants Mayer, Filo, Webb, McInerney, Shaw, Friedman, and Brandt — had been informed at the April 13–14, 2016 Board meeting that hackers had compromised the Company's data security systems within the previous 24 months and that the Company was taking extraordinary steps to revamp its data security infrastructure. Given that the Siberia Intrusion was the single largest hacking interest in the Company's history at that time, it was necessarily addressed at that Board meeting. Thus, each of these Defendants either had actual or constructive knowledge of the Siberia Intrusion. However, as alleged herein, [REDACTED]

[REDACTED]

[REDACTED] For purposes of demand futility, these Defendants represent the majority of both the Board when this action was commenced (seven out of eleven) and the current Board (three out of five).

306.   Moreover, the legal department told Mr. Martinez and others to keep key facts regarding the Siberia Intrusion out of Board materials. This resulted in presenters creating a written record that contained only general placeholder slides for the Siberia Intrusion, while the actual facts of the hacking incident were conveyed orally to the Board. Thus, there is strong evidence that the Board and management intentionally suppressed the Siberia Intrusion.

307.   Notwithstanding their actual or constructive knowledge of the Siberia Intrusion, Mayer, Webb, Filo, McInerney, Shaw, Friedman, and Brandt failed to disclose the Siberia Intrusion to its users for nearly two years, in violation of applicable law. This willful delay in notifying users of security breaches has significantly increased the Company's legal liability under UDAAP and similar consumer protection laws, and has eroded the Company's good will. Thus, demand is futile because a majority of the Board faces a substantial likelihood of liability.

308.   Moreover, Mayer, Webb, McInerney, Filo, Shaw, Friedman, and Brandt are interested directors because Yahoo is currently subject to ongoing investigations by the SEC, the DOJ, and state attorney generals. The Company's 2016 Form 10-K states: "The Company is cooperating with federal, state, and foreign governmental officials and agencies seeking information and/or documents about the Security Incidents and related matters, including the U.S.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Securities and Exchange Commission ('SEC'), the U.S. Federal Trade Commission, the U.S. Attorney's Office for the Southern District of New York, and two State Attorneys General." Given the ongoing nature of these investigations, none of the current Board members can objectively consider a demand to sue themselves because suing themselves could subject them to potential criminal liability in the DOJ investigation, and substantial civil damages in the SEC, foreign, and state attorney general investigations. The pendency of an active DOJ investigation makes this case particularly unique, given the directors' potential for criminal liability.

309. Based on these facts and the reasonable inferences that can and must be drawn in Plaintiffs' favor from those facts, Defendants Mayer, Webb, McInerney, Filo, Shaw, Friedman, and Brandt had actual or constructive knowledge of the Siberia Intrusion and "failed to act sufficiently upon the full extent of knowledge known internally by the Company's information security team" and relayed to the Board by the security team and/or Mr. Bell.

310. As such, the Board failed to act in the face of a known duty to act. Such conduct constitutes bad faith, thus excusing demand.

B. Demand is Excused Because the Entire Board Failed to Promptly Notify Users of the Forged Cookie Data Breach

311. On September 17, 2016, the Board held a meeting to discuss the Siberia Intrusion, at which Defendants Webb, Braham, Brandt, Filo, Friedman, Hartenstein, Hill, Mayer, Shaw, and Smith were present.[23] Additional meeting attendees included Bell and Rossiter, both of whom had received repeated updates regarding the Siberia Intrusion from Stamos in 2014 and 2015.

312. At the September 17, 2016 meeting, Mayer led a discussion regarding the investigation into the Siberia Intrusion. During the conversation, Bob Lord, then-CISO, discussed "the process used by the state-sponsored actor to impersonate users, how cookies were forged and used to log in the system, and how the Company was able to detect the state-sponsored actor." Cookies are software "tokens" stored in users' browsers; they retain information which, among other

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[23] The Company did not produce any materials for the September 17, 2016 Board meeting. This is troubling because the minutes explicitly state that "Ms. Mayer directed the Board's attention to the materials pertaining to the Company's investigation into the data security incident involving the potential exfiltration of data by what the Company believed to be a state-sponsored actor in late 2014 (the '2014 Security Incident'), *which were distributed to the Board in advance of the meeting*." It appears that these materials are being improperly withheld by the Company.

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things, enables users to bypass efforts, such as logging in each time to their Yahoo account. A forged cookie tricks a website into thinking it was the original cookie. If a hacker places that forged cookie on their own machine, it would appear to Yahoo that the hacker's browser had a legitimate cookie to bypass the login process and, as a result, the hacker could stay logged in to the user's account for as long as they wanted without ever having to enter a password. Despite being aware that the Russian hackers had minted forged cookies for Yahoo user accounts, the Board failed to disclose this information until November 2016.

313. Further, despite all Board members being advised about the forged cookie incidents at the September 17, 2016 Board meeting, all Board members acted in bad faith and breached their fiduciary duty of loyalty because they failed to cause Yahoo to notify consumers of the forged cookie incidents immediately. Instead, the Board did not cause Yahoo to notify consumers of the forged cookie breaches from 2015-2016 (which were related to the Siberia Intrusion) *until February 2017*. As the Director Defendants were well aware, California law and that of many other states required Yahoo to immediately notify consumers of the forged cookie data breaches, and thus consumers should have been notified immediately after the September 17, 2016 Board meeting. Instead, no notice to consumers was provided until February 2017, more than five months later.

C.   The Board Is Incapable of Assessing Demand Against Defendants Mayer, Bell, Goldman, and Filo for Insider Trading

314. Since October 2014 and continuing until September 22, 2017, Defendants Mayer, Bell, Goldman, and Filo traded substantial amounts of Yahoo stock with knowledge of material, non-public information. The Board is incapable of assessing demand because a majority of the directors failed to disclose these facts, and thus in order to determine liability against Defendants that engaged in insider trading, the Board would have to make factual determinations that would equate to them admitting that they failed to disclose material information. This would ultimately mean that the Board would have to admit to securities violations in order to hold Defendants Mayer, Bell, Goldman, and Filo liable for insider trading. As such, a majority of the Board is conflicted from assessing the claims for insider trading.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

D.   Demand Is Futile Against the Board for Approving the SPA with Actual or Constructive Knowledge that the Representations and Warranties Therein Were False When Made

315.   On July 22, 2016, the Board met to discuss the proposed transaction agreements that included certain representations and warranties. According to the Board resolution, the Board had engaged in extensive discussions at the July 22, 2016 meeting and prior Board meetings over the principal terms and conditions of the SPA. The Board resolved to approve the SPA, which included specific representations that Mayer, Bell, and Goldman had no actual knowledge of any security breaches that the Company did not disclose to affected Yahoo users.

316.   The relevant provision in the SPA is Article II, Clause (p), which provides as follows:

> (p) To the Knowledge of Seller, there have not been any incidents of, or third party claims alleging, (i) Security Breaches, unauthorized access or unauthorized use of any of Seller's or the Business Subsidiaries' information technology systems or (ii) loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of any Personal Data in Seller's or the Business Subsidiaries' possession, or other confidential data owned by Seller or the Business Subsidiaries (or provided to Seller or the Business Subsidiaries by their customers) in Seller's or the Business Subsidiaries' possession, in each case (i) and (ii) that could reasonably be expected to have a Business Material Adverse Effect. Neither Seller nor the Business Subsidiaries have notified in writing, or to the Knowledge of Seller, been required by applicable Law or a Governmental Authority to notify in writing, any Person of any Security Breach.

317.   The SPA defined a "Security Breach" as "any actual (i) loss or misuse (by any means) of Personal Data; (ii) unauthorized or unlawful Processing, sale, or rental of Personal Data; or (iii) other act or omission that compromises the security or confidentiality of Personal Data."

318.   The SPA defined "Knowledge of Seller" to mean "the actual knowledge of the officers and employees of [Yahoo] listed in Section 7.01(b) of the Disclosure Schedules. Importantly, Section 7.01(b) of the Disclosure Schedules listed five individuals, including but not limited to "Marissa A. Mayer," "Ken Goldman," and "Ronald S. Bell."

319.   Because Yahoo *did* experience in 2014 a significant "Security Breach" as defined in the SPA — which information was known to Mayer, Goldman, and Bell — the warranties made by Yahoo in Article II, Clause (p) of the SPA were false.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

320. Article 3.10 of the SPA also stated that in entering into the SPA, Verizon "has relied solely upon its own investigation and analysis, and [Verizon] acknowledge that, *except for the representations of [Yahoo] expressly set forth in Article II* and the other Transaction Documents, none of [Yahoo] nor any of its Representatives makes, and Purchaser has not relied on," any other extraneous representation. Thus, Verizon negotiated for a contractual provision that allowed it to rely on the representations made in the SPA. And, according to Article 7.1, Clause (a), the SPA explicitly preserved "claims arising from fraud," meaning Verizon could pursue claims of fraud against those who knowingly made false representations in the SPA.

321. As alleged herein, Mayer, Webb, Filo, McInerney, Bell, and Goldman all knew that the Siberia Intrusion had resulted in the exfiltration of anywhere from *108 million to ALL* Yahoo user credentials and that the Company did not inform Yahoo users. Further, a majority of the Board — Webb, Mayer, Filo, McInerney, Brandt, and Friedman — had been recently informed at the April 13-14, 2016 Board meeting that hackers had compromised the Company's data security systems within the previous 24 months, which included the Siberia Intrusion, ██████████████████ ██ In addition, Braham, Smith, Hill, and Hartenstein — all of whom joined the Board after the April 13-14, 2016 meeting but before the execution of the SPA — were also presumably aware of the Siberia Intrusion and the resulting data exfiltration due to their review of the Board and/or AFC materials and minutes after joining the Board. Indeed, even the most rudimentary due diligence would have uncovered a massive trove of documents relating to the Siberia Intrusion, including CISO updates, presentations to management, large charts presented to the AFC and the Board, incident reports, a third-party forensic report, ██████████████████████ and other information, all of which discussed "large-scale" exfiltration of Yahoo user data.

322. Each of these Defendants had either actual or constructive knowledge that the Company was *in fact* the victim of a massive hacking incident by state-sponsored hackers that required the Company to completely overhaul its entire data security system.

323. Thus, at the time the SPA was executed, Defendants Webb, Mayer, McInerney, Filo, Shaw, Brandt, and Friedman as well as Defendants Braham, Smith, Hill, and Hartenstein knew or

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

turned a blind eye in reckless disregard of the truth that the representations and warranties made in the SPA with regard to security breaches were false when made. Specifically, at the time the SPA was executed, the Board either knew or consciously disregarded that: (i) Mayer, Webb, McInerney, Filo, Brandt, Friedman, Goldman, and Bell had actual knowledge of the Siberia Intrusion; (ii) management (including Mayer, Bell, and Goldman) had received detailed updates from Messrs. Stamos and Martinez on the impact of the Siberia Intrusion, including that anywhere from *108 million to ALL* user accounts and passwords had been stolen; and (3) the Board and management had failed to disclose the Siberia Intrusion to affected Yahoo users

324. Given that the SPA is governed by Delaware law, the Board's actions exposed these Defendants to personal liability for fraud. Under Delaware law, a claim of fraud requires: (i) a false representation, (ii) the defendant's knowledge of or belief in its falsity *or the defendant's reckless indifference to its truth*, (iii) the defendant's intention to induce action based on the representation, (iv) reasonable reliance by the plaintiff on the representation, and (v) causally related damages. Delaware courts have held that corporate fiduciaries (officers and directors) can be held *personally* liable for fraudulent misrepresentations made in a stock purchase agreement when those fiduciaries knew they were false (or recklessly disregarded the truth) at the time they were made. Thus, at the time the Board entered into the SPA, Defendants Mayer, Webb, McInerney, Filo, Shaw, Friedman, and Brandt faced the real prospect that Verizon would assert a claim for fraud against them personally in order to recover damages resulting from their concealment of the Siberia Intrusion. By entering into the SPA with knowledge of or conscious indifference to the fact that the SPA's representations and warranties were false at the time they were made, including falsely recommending and approving compensation to officers in order to cover up the data breaches and their knowledge thereof, the Board members acted in bad faith.

E.   Demand Is Futile as to the Entire Board for Conducting a Sham Investigation and Concealing the Truth from the Public.

325. As alleged herein, the Board knowingly and deliberately permitted the Independent Committee to conduct a sham investigation in order to exonerate the Board and management from any wrongdoing. The Board's sham investigation represents a continuing wrong sufficiently

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related to the concealment of the Siberia Intrusion, and thus implicates the entire Board in the wrongful conduct alleged herein.

326. As an initial matter, the Independent Committee acted in bad faith by restricting its investigation into the scope of knowledge within the Company of access to Yahoo's network by the Russian hackers solely to **2014**. The Independent Committee did not investigate the scope of knowledge of the Board and management in **2015 or 2016**. The specific facts in support of this conclusion are found in the Company's 2016 Form 10-K, filed on March 1, 2017, which stated: "an independent committee (the 'Independent Committee') of the Board of Directors (the 'Board') has investigated the Security Incidents and related matters, including ***the scope of knowledge within the Company in 2014*** of access to Yahoo's network by the state-sponsored actor responsible for the theft and related incidents, the Company's internal and external reporting processes and remediation efforts related to the 2014 Security Incident and related incidents." By the Company's own admission, the Independent Committee, in bad faith, restricted its investigation to the scope of knowledge within the Company of the Siberia Intrusion to 2014.

327. Further, the Board permitted Mayer and Bell to remain intimately involved throughout the Independent Committee's investigation. The Board was aware that both Mayer and Bell were directly implicated in the wrongful conduct being investigated, but allowed them to have an outsized role in carrying out an investigation into their own misconduct. For example, Mayer and Bell provided substantial amounts of information to the Independent Committee, despite having a personal motive to conceal their own knowledge of the hacking incident. As Defendant Brandt testified that "Ms. Mayer was deeply involved with" the "forensic piece" of the investigation, including "assessing the level of breach and communication requirements associated with it." Mayer's deep involvement in the investigation, including the level of breach (*i.e.*, its scope), was conflicted and tainted the investigation. For instance, Verizon subsequently disclosed – after the closing – that the 2013 hacking incident had led to 3 billion user credentials being compromised – a fact that Yahoo failed to disclose prior to amending the SPA.

328. Given the numerous problems with the investigation, the Independent Committee, with the Board's approval, came to numerous conclusions that were completely contradicted by the

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record before them. While additional discovery will show the Board acted in bad faith, Plaintiffs have pleaded sufficient facts to show that the Board supported a bad faith investigation that resulted in the following erroneous conclusions: (i) the Siberia Intrusion was not thoroughly investigated and analyzed; (ii) Mayer, Filo, and Goldman did not have contemporaneous knowledge of the Siberia Intrusion and accompanying data exfiltration; (iii) the Board was not notified of the full severity, risks, and potential impacts of the Siberia Intrusion; and (iv) there was no evidence that the Siberia Intrusion was intentionally suppressed.

329. By conducting a sham investigation, the entire Board is implicated in the deliberate concealment of the Siberia Intrusion. Moreover, Defendants Braham and Brandt are even more implicated in the concealment of the Siberia Intrusion because they oversaw the sham investigation as members of the Independent Committee. Accordingly, both Brandt and Braham suffer from a fatal disabling conflict because any objective assessment of a demand would require them to admit that their investigation was conducted in bad faith, and thus expose them to substantial likelihood of liability, making a demand as to them futile.

330. The entire Board is also incapable of assessing a demand because they have publicly put their support behind the findings and conclusions of an investigation carried out in bad faith. This includes secretly offering McInerney the role of CEO of the new company before the results of the investigation were released and despite his clear knowledge of the breaches and the cover-up. Pursuant to this offer, made in November 2016, months before the investigation was finalized, Defendant McInerney was provided with a base annual salary of $2 million, an annual target bonus of up to another $2 million, and long-term deferred compensation that could be worth up to $24 million as CEO of the successor company, Altaba. The Board did not await the investigation's findings because they knew the investigation was a sham and did not disclose the breaches to stockholders in a timely fashion because the Board knew McInerny was becoming the CEO after the sale. As a result, the Director Defendants suffer from a fatal disabling conflict because any objective assessment of a demand would require them to admit that the Independent Committee's investigation was conducted in bad faith, and thus expose them to liability. For these reasons, the entire Board is incapable of assessing a demand.

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F. Demand Is Futile as to the Board for Consciously Allowing Defendant McInerney to Negotiate a Personal Release for Himself and Other Directors and Officers

331. The Board is interested because they face a substantial likelihood of liability for allowing Defendant McInerney to negotiate a release for himself and other directors and officers in settling all claims Verizon could assert against the Company and its directors and officers. Under the terms of the Settlement and Release Agreement, Verizon agreed, *inter alia*, to release "[Yahoo] . . . and its . . . *Representatives*" of all claims "whether in contract, *tort*, law, equity or otherwise, arising out of, relating to, in connection with or based in any way on the Data Breaches . . . including, for the avoidance of doubt, *tort claims* (including fraudulent inducement, fraudulent concealment and negligent misrepresentation)," and other claims. Although the Settlement and Release Agreement does not define the term "Representatives," it states that "[c]apitalized terms used but not otherwise defined shall have the meanings assigned to them in the Purchase Agreement." Under the SPA, "Representatives" is defined to mean "*the directors*, *officers*, employees, agents, or advisors . . . of such Person." Thus, it is clear that the Settlement and Release Agreement provided personal releases to *the directors __and__ officers of Yahoo*.

332. As alleged above, as of April 2016, Mayer, Webb, McInerney, Filo, Brandt, and Friedman had actual or constructive knowledge of the Siberian Intrusion and other recent hacking incidents that occurred at the Company from 2014 to 2016. Despite having knowledge of the Siberia Intrusion, these Board members approved the SPA knowing that the representations and warranties therein were false when made.

333. Given that the SPA is governed by Delaware law, the Board's actions exposed the Director Defendants to liability for fraud. Under Delaware law, a claim of fraud requires: (i) a false representation, (ii) the defendant's knowledge of or belief in its falsity *or the defendant's reckless indifference to its truth*, (iii) the defendant's intention to induce action based on the representation, (iv) reasonable reliance by the plaintiff on the representation, and (v) causally related damages. Delaware courts have held that corporate fiduciaries (officers and directors) can be held *personally* liable for fraudulent misrepresentations made in a stock purchase agreement when those fiduciaries knew they were false (or recklessly disregarded the truth) at the time they were made. Thus, at the time the Board entered into the SPA, the Board faced the real prospect that Verizon would assert a

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

claim for fraud against them personally in order to recover damages resulting from their concealment of the Siberia Intrusion

334. When McInerney negotiated a release for all directors and officers, the Board received a substantial personal benefit at the expense of Yahoo stockholders. In short, the Board acted in bad faith and in breach of their duty of loyalty by seeking a release for their own personal liability by knowingly (or with reckless indifference) entering into representations and warranties that were false at the time they were made. Accordingly, demand is futile.

G.   Demand Is Futile as to the Board for Approving Change of Control Payments While Knowingly Concealing the Golden-Parachute Recipients' Knowledge of the Siberia Intrusion.

335. Moreover, the Board itself approved the change of control payments and golden parachutes to management, including to Mayer, Bell and Filo, notwithstanding their knowledge that Mayer, Bell and Filo bore substantial liability for the damages to Yahoo from the data breaches and the failure to promptly report the breaches and taken necessary and prompt remedial measures. As such, the entire Board breached its duty of loyalty to Yahoo by subjugating Yahoo's best interests to those of Mayer, Filo, and Bell. Quite simply, the Board knowingly approved payments of millions of dollars to Mayer notwithstanding knowledge of the massive damage caused to Yahoo. This is the epitome of disloyal conduct by a fiduciary and also constitutes bad faith, thus excusing demand.

H.   Demand Is Futile as to the Entire Board Because All Directors Reviewed and Approved Multiple False and Misleading Statements that Continued to Conceal the True Facts Regarding the Siberia Intrusion

336. As alleged herein, many of the Director Defendants had knowledge of the Siberia Intrusion starting from 2014 and going into 2016 and knowingly or recklessly failed to publicly report the data breaches and failed to advise Verizon of the data breaches during the negotiations surrounding the SPA.

337. As Yahoo's Board minutes reveal, all directors were undeniably briefed about the 2014 Data Breach in September 2016 and were thereafter repeatedly briefed on additional facts and evidence about Yahoo's investigation into the 2014 Data Breach many times between September 2016 and the present. Despite being presented with such information, all Director Defendants

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

approved the filing of materially false and misleading Proxy Statements on September 9, 2016, March 13, 2017, April 10, 2017, and April 24, 2017. All Director Defendants thus breached their duties of candor and loyalty. Because breaches of the duties of candor and loyalty cannot be indemnified under Delaware law, all Director Defendants face a substantial likelihood of liability for their wrongful conduct.

338. As alleged herein, the Board has issued numerous false and misleading public statements regarding the Siberia Intrusion. The Board faces a substantial likelihood of liability for breaching its duty of candor with respect to the following public filings: (1) the September 22, 2016 Press Release; (2) the 2016 Form 10-K; and (3) the Proxy Statement. Because the Board actively concealed the truth regarding the Board's and management's knowledge of the Siberia Intrusion, they are implicated in the continuing concealment of the Siberia Intrusion to the Company. Given the Director Defendants' substantial exposure to liability for issuing false and misleading public statements regarding the Board's and management's knowledge of the Siberia Intrusion in 2014 and 2015, all Director Defendants (regardless of whether they were members of the Board at the time of the Siberia Intrusion) are incapable of assessing demand with respect to the claims brought against the Director Defendants who had contemporaneous knowledge of the Siberia Intrusion in 2014 and 2015. Specifically, in determining whether the Director Defendants did in fact have contemporaneous knowledge, the Director Defendants would have to make material determinations of fact that substantially overlap with the facts that form the basis of their own liability for breaching their duty of candor.

339. As such, the Director Defendants cannot assess demand as to any claims relating to the Siberia Intrusion. For these reasons, demand is excused as to all Director Defendants.

340. In addition, the Director Defendants face a substantial likelihood of liability for concealing and not timely disclosing the 2013 Data Breach and the "Forged Cookies" breach that took place in 2015 and 2016. For these reasons as well, demand is excused.

I.   **Demand Is Futile as to Mayer and Filo Because They are Interested**

341. Demand is futile as to Defendants Mayer and Filo because they are interested. Both Mayer and Filo sold substantial amounts of their personal Yahoo stock while in possession of

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

material, non-public information about the data breaches. They profited by millions of dollars through such sales and thus have received an improper financial benefit.

342. Mayer and Filo are also interested because they received hundreds of millions of dollars in change of control payments upon consummation of the Verizon SPA. Mayer and Filo secured these personal benefits to themselves, yet their wrongful conduct has harmed Yahoo and its shareholders by over $350 million because Verizon forced Yahoo to reduce the purchase price for the Yahoo assets by $350 million, in addition to requiring Yahoo to assume 50% of future liabilities relating to the data breaches, which obligations were originally ascribed to Verizon under the original version of the SPA dated July 2016. After Defendants' wrongdoing became public thereafter, Verizon and Yahoo signed an amended SPA, which forced Yahoo to pay for 50% of the data breach liabilities and 100% of all liabilities relating to shareholder lawsuits and SEC investigation related to the data breaches.

343. Despite causing Yahoo well over $382 million in damages to-date ($350 million in the reduced purchase price and $32 million in data breach investigation and remediation costs, as disclosed in Yahoo's 2016 Annual Report filed March 1, 2017 and its Form 10-Q filed May 9, 2017), Mayer and Filo have not been required to forfeit any of the change of control and "golden parachute" payments they received upon completion of the Verizon SPA. Because their wrongdoing caused the damages to Yahoo, Mayer and Filo should not be allowed to retain the full amount, or any, of their change of control and golden parachute payments. These improper financial benefits to Mayer and Filo make them interested in the subject matter of this action. As a result, demand is futile as to them.

344. Demand is also futile as to Mayer and Filo because, at the time suit was filed, they were members of Yahoo's management. As such, they relied upon their jobs at Yahoo and payments made by the Company for their income and are neither independent nor disinterested for the purpose of considering a demand. Yahoo itself concedes in its proxy statements filed with the SEC that Mayer and Filo are not independent directors.

345. Filo is also interested and not independent because he is a substantial shareholder of Yahoo who owns 70,711,390, or 7.4%, of Yahoo's outstanding shares and thus is able to exert

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

significant control and influence over Yahoo and the Board.

J.   Demand Is Futile as to McInerney Because He Is Interested and Breached His Duty of Candor and Loyalty

346.   Demand is futile as to McInerney because, at the time the action was commenced, he had been extended an extremely lucrative offer to act as CEO of the successor company, Altaba. Pursuant to this offer, Defendant McInerney was provided with a base annual salary of $2 million, an annual target bonus of up to another $2 million, and long-term deferred compensation that could be worth up to $24 million. As such, his reliance on a promise of future employment rendered him dependent and interested for the purpose of considering a demand.

347.   McInerny was also secretly offered the role of CEO of Altaba before the results of the data breach investigation were released and despite his clear knowledge of the breaches and the cover-up. The Board and McInenerny did not await the investigation's findings because they knew the investigation was a sham and did not disclose the breaches to stockholders in a timely fashion because the Board knew McInerny was becoming the CEO after the sale. If the breaches, including McInerny's knowledge of the breaches and related misconduct, were revealed to shareholders before the finalization of the sale of Yahoo and the formation of Altaba, it is highly likely the shareholders would not have approved the sale with McInerny as CEO of Altaba due to his intimate involvement in the wrongdoing.

348.   Moreover, at the time this complaint is filed, McInerney is already serving as the CEO of Altaba. As such, he relies upon his jobs at Altaba for his income and is neither independent nor disinterested for the purpose of considering a demand.

349.   Furthermore, McInerney is interested and lacks independence because he breached his duties of candor and loyalty and acted in bad faith to conceal his and Yahoo's knowledge and conduct. McInerney had contemporaneous knowledge of the Siberia Intrusion, having been a member of the AFC during 2014, 2015, and 2016 and have been briefed at least twice in 2015 about the data hack by Yahoo's CISO Stamos and by Ramses Martinez. Indeed, McInerney was not considered independent by Yahoo itself, which disqualified McInerney from the so-called Independent Committee established to investigate the 2014 Data Breach in September 2016.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

However, neither McInerney nor Yahoo ever disclosed this material fact, and were only forced to file a Supplemental Proxy disclosing the information in response to Plaintiff Spain's motion for preliminary injunction. By allowing himself to be initially appointed to the Independent Committee without disclosing his knowledge of the data breaches obtained from the 2015 detailed briefings by Stamos and Martinez, McInerney breached his duties of loyalty and candor to Yahoo.

K.   Demand Is Futile As to Braham, Hartenstein, and Hill Because They are Not Independent and Acted in Bad Faith

350.   Defendants Braham, Hartenstein, and Hill are not independent because as Yahoo's 2016 Proxy admitted, "Each of Messrs. Braham, Hartenstein, and Hill received $50,000 from Starboard in consideration of his agreement to serve as a nominee of Starboard by election to the Board."

351.   These payments were made by Starboard to Braham, Hartenstein, and Hill to secure their loyalty to Starboard, and as such, Braham, Hartenstein and Hill are not independent directors but are beholden to Starboard. The payments were not even made by Starboard for any service actually rendered, but instead were made for the "agreement to serve as a nominee by Starboard."

352.   Braham, Hartenstein, and Hill were tasked with protecting Starboard's interest, not the best interests of Yahoo and its shareholders. As such, they are interested, conflicted, and lack independence, rendering demand futile.

353.   Moreover, Braham, Hartenstein, and Hill acted in bad faith by failing to cause Yahoo to disclose the 2014 Data Breach and forged cookie breach after becoming aware of them, but signing the false SEC filings, and by failing to cause Yahoo to promptly notify Yahoo's users of the data breaches.

L.   Demand Is Futile As to the Entire Board with Respect to the Aiding and Abetting Claim Against Verizon

354.   Demand is also futile as to the entire Board with respect to the aiding and abetting claim alleged against Verizon. Given the Board's inability to assess demand as to the underlying claims against themselves (for the reasons stated above), the Board cannot assess the aiding and abetting claim against Verizon — a claim that requires a showing that the Board breached its fiduciary duty. As such, demand is excused as to all Director Defendants.

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

IX. CAUSES OF ACTION

FIRST CAUSE OF ACTION
DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY
(AGAINST THE INDIVIDUAL DEFENDANTS)

355.   Plaintiffs incorporate by reference and re-allege each and every allegation contained above, as though fully set forth herein.

356.   The Individual Defendants owed the Company a fiduciary duty and obligation of good faith, fair dealing, loyalty, due care, reasonable inquiry, oversight, and supervision. The Individual Defendants breached these fiduciary duties.

357.   The Individual Defendants each with actual or constructive knowledge:

    a.   failed to protect Yahoo's data;

    b.   failed to investigate and remediate data breaches after they occurred;

    c.   approved the terms of the SPA while knowing or recklessly disregarding the fact that the representations and warranties relating to Security Incidents were false at the time they were made;

    d.   allowed Defendants Mayer and Bell to oversee the investigation of the Siberia Intrusion, despite knowing that those individuals had engaged in the misconduct being investigated;

    e.   conducted a sham investigation into the Siberia Intrusion in order to cover up the scope of the directors' and executives' knowledge so that Verizon would consummate the deal without claiming material breach;

    f.   allowed McInerney, a conflicted individual, to negotiate an amendment to the SPA with Verizon that provided for a personal release of all claims, including fraudulent inducement, fraudulent concealment, and negligent misrepresentation, against himself and all other directors and officers who had approved the SPA while knowing that the representations and warranties included therein were false when made;

    g.   failed to investigate and remediate instances of improper insider stock sales in violation of California law;

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h.   approved compensation packages and golden parachute payments despite such data breaches; and

i.   issued false and/or misleading statements of material fact, including but not limited to (1) artificially limiting the disclosure to the scope of knowledge within the Company in 2014 (despite the investigation covering 2015 and 2016, when most individuals in the Company became aware of the Siberia Intrusion), (2) misrepresenting that the investigation by legal counsel was not thorough; (3) misrepresenting that Mayer did not have knowledge of the Siberia Intrusion; and (4) misrepresenting that the Siberia Intrusion was not intentionally suppressed.

358.   The aforementioned actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

359.   As a direct and proximate result of the Individual Defendants' failure to perform their fiduciary obligations, Yahoo has sustained — and continues to sustain — significant damages which include, but are not limited to costs to remedy data breaches, costs to comply with heightened regulatory oversight, harm to the Company's reputation, goodwill, and market capitalization, costs to defend and resolve any additional civil and/or regulatory actions, payment of unearned compensation, and loss in brand value. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

SECOND CAUSE OF ACTION
DERIVATIVE CLAIM FOR CORPORATE WASTE
(AGAINST THE DIRECTOR DEFENDANTS)

360.   Plaintiffs incorporate by reference and re-allege each and every allegation contained above, as though fully set forth herein.

361.   The Director Defendants had a fiduciary duty to protect Yahoo's assets from loss or waste.

362.   By failing to promptly disclose the data breaches and advise Yahoo's users of the data breaches, and by approving the compensation packages to other Directors and senior executives, and permitting insider sales while in possession of material, non-public information,

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and not seeking the immediate clawback of such compensation, the Director Defendants breached this fiduciary duty and have caused Yahoo to waste its corporate assets.

363. As a result of the Director Defendants' corporate waste, the Company has suffered substantial damages.

THIRD CAUSE OF ACTION
DIRECT CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY
(AGAINST THE INDIVIDUAL DEFENDANTS)

364. Plaintiffs incorporate by reference and re-allege each and every allegation contained above, as though fully set forth herein, except for the derivative causes of action.

365. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, and independence owed under applicable law to the public shareholders of Yahoo and have acted to put their personal interests ahead of the interests of Yahoo's shareholders.

366. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to advance and have advanced their interests at the expense of Plaintiffs and other members of the Class.

367. The Individual Defendants have violated and continue to violate their fiduciary duties by approving the Verizon SPA and agreeing to pay substantial personal benefits to Yahoo's executives who caused the damage which forced Yahoo to agree to a reduction of the purchase price by $350 million and assume 50% of the liability for the data breaches and 100% of the liability for the SEC investigation and the shareholder litigation relating to the data breaches. Notwithstanding such large damages, which were caused directly by breaches of fiduciary duty committed by the Individual Defendants, the Board allowed the Individual Defendants to retain their full change of control payments and golden parachutes. Moreover, Yahoo has stated that it intends to distribute most of the proceeds from the Verizon asset sale to shareholders. McInerney reiterated this in a Form 8-K filed on June 21, 2017, in which he stated that Altaba intends to "return substantially all of our cash to shareholders," including the cash received from Verizon. Thus, the Individual Defendants' breaches of fiduciary duty in negotiating a $350 million reduction to the asset sale has directly harmed Yahoo's shareholders who are entitled to receive the majority of the relevant proceeds from the asset sale.

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368. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Yahoo because, among other reasons:

        (a) They have failed to disclose all material facts to Plaintiffs and the Class about the Purchase Agreement and data breaches in the Proxy;

        (b) They ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Purchase Agreement; and

        (c) They have caused direct pecuniary harm to the Class.

369. Because the Individual Defendants dominate and control the business and corporate affairs of Yahoo, and are in possession of private corporate information concerning Yahoo's assets, business, and prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Yahoo which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

370. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

371. Plaintiffs and the Class have been injured as a result of the Individual Defendants' actions, including the Individual Defendants' self-dealing and breach of the duty of candor.

372. The Individual Defendants have engaged in self-dealing, have not acted in good faith toward Plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

373. Plaintiffs and the members of the Class have been damaged.

/ / /

/ / /

/ / /

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

FOURTH CAUSE OF ACTION
DIRECT CLASS CLAIM FOR AIDING AND ABETTING BREACHES
OF FIDUCIARY DUTY
(AGAINST DEFENDANT VERIZON)

374. Plaintiffs repeat and re-allege every allegation set forth above, except for the derivative causes of action.

375. Defendant Verizon aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Yahoo, including Plaintiffs and the members of the Class.

376. The Individual Defendants owed to Plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.

377. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the members of the Class.

378. Verizon colluded in or aided and abetted the Individual Defendants' breaches of fiduciary duties, and actively and knowingly participated in the Individual Defendants' breaches of fiduciary duties owed to Plaintiffs and the members of the Class. Verizon knew about or recklessly disregarded the Individual Defendants' breaches of fiduciary duty, which were and are continuing, as set forth in particularity herein.

379. Verizon utilized its knowledge of the Individual Defendants' breaches of fiduciary duty to gain a bargaining advantage in the negotiations with Yahoo. Verizon gained such a bargaining advantage and procured to itself significant improper advantages and benefits.

380. Plaintiffs and the members of the Class have been and will be damaged by Verizon's conduct because Yahoo has said it will distribute the majority of the money obtained from Verizon as part of the asset sale to Plaintiffs and the Class, and such amount was reduced by $350 million as a result of Individual Defendants' wrongdoing. Moreover, the amount of money available for distribution to Plaintiffs and the other members of the Class will be additionally significantly reduced as a direct result of Individual Defendants' wrongdoing because Yahoo was saddled with tens and possibly hundreds of millions of dollars in additional liability as a result of the re-negotiation of the asset sale with Verizon. These liabilities will directly reduce the amount of

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

money distributed to Yahoo's shareholders.

FIFTH CAUSE OF ACTION
DERIVATIVE CLAIM FOR AIDING AND ABETTING BREACHES
OF FIDUCIARY DUTY
(AGAINST DEFENDANT VERIZON)

381.   Plaintiffs repeat and re-allege every allegation set forth above, except for the derivative causes of action.

382.   Defendant Verizon aided and abetted the Individual Defendants in breaching their fiduciary duties owed to Yahoo.

383.   The Individual Defendants owed to Yahoo certain fiduciary duties as fully set out herein.

384.   By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Yahoo.

385.   Verizon colluded in or aided and abetted the Individual Defendants' breaches of fiduciary duties, and actively and knowingly participated in the Individual Defendants' breaches of fiduciary duties owed to Yahoo. Verizon knew about or recklessly disregarded the Individual Defendants' breaches of fiduciary duty, which were and are continuing, as set forth in particularity herein.

386.   Verizon utilized its knowledge of the Individual Defendants' breaches of fiduciary duty to gain a bargaining advantage in the negotiations with Yahoo. Verizon gained such a bargaining advantage and procured to itself significant improper advantages and benefits.

387.   Yahoo was injured as a direct and proximate result of the aforementioned acts.

SIXTH CAUSE OF ACTION
DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY FOR INSIDER SELLING
AND MISAPPROPRIATION OF INFORMATION
(AGAINST DEFENDANTS MAYER, BELL, GOLDMAN, and FILO)

388.   Plaintiffs incorporate by reference and re-allege each and every allegation contained above, as though fully set forth herein.

389.   During the Relevant Period, Defendants Maye, Bell, Goldman, and Filo ("Selling Defendants"), by virtue of their position and relationship with Yahoo, including as officers and/or directors, had access, directly or indirectly, to material information about Yahoo that was not

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

generally available to the public, as described above, including the true nature and extent of past data breaches, and the failure to investigate and remediate such breaches.

390.   The information described above was proprietary non-public information concerning the 2013 and 2014 Data Breaches. It was a proprietary asset belonging to the Company, which the Selling Defendants used for their own benefit when they sold Yahoo common stock.

391.   The Selling Defendants' sales of Yahoo common stock while in possession and control of this material adverse non-public information was a breach of their fiduciary duties of loyalty and good faith.

392.   Because the use of the Company's proprietary information for their own gain constitutes a breach of the Selling Defendants' fiduciary duties, the Company is entitled to the imposition of a constructive trust on any profits the Selling Defendants obtained thereby.

X.   PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and on behalf of Yahoo and the Class, and against the Individual Defendants and Verizon, as follows:

A.   Against the Individual Defendants and in favor of the Company for the amount of damages sustained by the Company as a result of the Individual Defendants' breaches of fiduciary duties;

B.   On the Class claims, damages according to proof;

C.   Extraordinary equitable and/or injunctive relief as permitted by law, equity, and the statutory provisions sued hereunder;

D.   Declaring that the Individual Defendants have breached their fiduciary duties to Yahoo and its stockholders;

E.   Declaring that Verizon aided and abetted breaches of fiduciary duties;

F.   Certifying the Class claims;

G.   Awarding to Plaintiffs the costs, expenses, and disbursements in connection with this action, including reasonable attorneys' fees, experts' and consultants' fees and expenses, and, if

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

applicable, pre-judgment and post-judgment interest; and

H.   Awarding to Plaintiffs such other and further relief as the Court deems just and proper.

XI.   JURY DEMAND

Plaintiffs demand a trial by jury on all issues so triable.

Dated: January 2, 2018

BOTTINI & BOTTINI, INC.
Francis A. Bottini, Jr.
Albert Y. Chang
Yury A. Kolesnikov

_____s/ Francis A. Bottini, Jr._____
Francis A. Bottini, Jr.

7817 Ivanhoe Avenue, Suite 102
La Jolla, California 92037
Telephone: (858) 914-2001
Facsimile: (858) 914-2002

COTCHETT, PITRE & McCARTHY, LLP
Mark C. Molumphy
Alexandra P. Summer
Stephanie D. Biehl

_____s/ Mark C. Molumphy_____
Mark C. Molumphy

San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, California 94010
Telephone: (650) 697-6000
Facsimile: (650) 697-0577

Co-Lead Counsel for Plaintiffs

BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP
Mark Lebovitch
David L. Wales (*pro hac vice*)
David J. MacIsaac (*pro hac vice*)
1251 Avenue of the Americas, 44th Floor
New York, New York 10020
Telephone: (212) 554-1409
Facsimile: (212) 554-1444

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

Counsel for Plaintiff Patricia Spain

Joseph H. Weiss (*pro hac vice*)
Joshua M. Rubin (*pro hac vice*)
WEISSLAW LLP
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Counsel for Plaintiffs LR Trust and Harold Litwin

COHEN MILSTEIN SELLERS & TOLL PLLC
Carol V. Gilden
190 South LaSalle Street, Suite 1705
Chicago, IL 60603
Telephone: (312) 357-0370
Facsimile: (312) 357-0369

COHEN MILSTEIN SELLERS & TOLL PLLC
Richard A. Speirs
88 Pine Street, 14th Floor
New York, NY 10005
Telephone: (212) 838-7797
Facsimile: (212) 8389-7745

SCHUBERT JONCKHEER & KOLBE
Robert C. Schubert
Willem F. Jonckheer
3 Embarcadero Center, Suite 1650
San Francisco, CA 94111
Telephone: (415) 788-4220
Facsimile: (415) 788-0161

Counsel for Plaintiff Plumbers and Pipefitters National Pension Fund

O'DONOGHUE & O'DONOGHUE LLP
James R. O'Connell
Mark W. Kunst
4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: (202) 362-0041
Facsimile: (202) 362-2640

Additional Counsel for Plaintiff Plumbers and Pipefitters National Pension Fund

Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Patricia Spain, verify that I am a current shareholder of Yahoo Inc. and that I have continuously owned Yahoo Inc. (now, Altaba, Inc.) stock since April 4, 2012. I have reviewed the allegations in this Amended Consolidated Shareholder Class Action and Derivative Complaint (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: ___12/31/2017___



_____
Patricia Spain

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Verified Amended Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Harold Litwin, verify that I am a current shareholder of Yahoo Inc. and that I have continuously owned Yahoo Inc. (now, Altaba, Inc.) stock since September 12, 2011. I have reviewed the allegations in this Amended Consolidated Shareholder Class Action and Derivative Complaint (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: January 2, 2018

_____
HAROLD LITWIN

Harold Litwin Verification, Amended Consolidated Shareholder Class Action and Derivative Complaint

VERIFICATION

I, Barry Rosenfeld, trustee of the LR Trust (the "Trust"), verify that the Trust is a current shareholder of Yahoo Inc. and that the Trust has continuously owned Yahoo Inc. (now, Altaba, Inc.) stock since December 24, 2012. I have reviewed the allegations in this Amended Consolidated Shareholder Class Action and Derivative Complaint (the "Complaint"). As to those allegations of which I have personal knowledge, I believe them to be true; as to those allegations of which I lack personal knowledge, I rely upon my counsel and counsel's investigation, and believe them to be true. Having received a copy of the Complaint and reviewed it with counsel, I authorize its filing.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: January 2, 2018



_____
Barry Rosenfeld, Trustee of the LR Trust

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The LR Trust Verification, Amended Consolidated Shareholder Class Action and Derivative Complaint